[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

TIS Kabushiki Kaisha
Kabushiki Kaisha INTEC Holdings

(Names of Subject Company)

TIS Inc.
INTEC Holdings, Ltd.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

TIS Inc.
INTEC Holdings, Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

[redacted]

TIS Inc.
Attn.: Iwao Sakuma
General Manager
Corporate Planning Division
TIS Takeshiba Bldg., 1-14-5, Kaigan,
Minato-ku, Tokyo 105-8624
Japan
(phone number: 81-3-5402-2007)

INTEC Holdings, Ltd.
Attn.: Kiyoshi Imai
General Manager
General Affairs Department
5-5, Ushijimashin-machi,
Toyama City 930-0856,
Japan
(phone number: 81-76-444-1111)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of a press release dated December 13, 2007 of TIS Inc. and INTEC Holdings, Ltd. announcing the establishment of a holding company.[1]
2	English translation of a presentation material dated December 13, 2007 of TIS Inc. and INTEC Holdings, Ltd. announcing the establishment of a holding company.[1]
3	English translation of a press release dated January 28, 2008 of TIS Inc. and INTEC Holdings, Ltd. announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company.[2]
4	English translation of a press release dated January 28, 2008 of TIS Inc. and INTEC Holdings, Ltd. announcing stock acquisition rights to be allotted and delivered in relation to the stock transfer.[2]
5	English translation of the Notice dated January 31, 2008 of the Extraordinary General Meeting of Shareholders of TIS Inc.
6	English translation of the Notice dated January 31, 2008 of the Extraordinary General Meeting of Shareholders of INTEC Holdings.
7	English translation of a press release dated January 31, 2008 regarding revision of the reference materials to the Notice dated January 31, 2008 of the Extraordinary General Meeting of Shareholders of TIS Inc.
8	English translation of a press release dated January 31, 2008 regarding revision of the reference materials to the Notice dated January 31, 2008 of the Extraordinary General Meeting of Shareholders of INTEC Holdings.
9	English translation of the supplement dated January 31, 2008 to the press release dated January 28, 2008 of TIS Inc. and INTEC Holdings, Ltd. announcing their preparation of a stock transfer plan and details.
10	English translation of a presentation material dated January 31, 2008 of TIS Inc. and INTEC Holdings, Ltd. regarding the interim discussions on business integration through the establishment of a holding company.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the Notices, press releases and presentation material included as Exhibits 5, 6, 7, 8, 9 and 10.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of TIS Inc. and INTEC Holdings, Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

---

[1] Previously furnished to the Commission as part of Form CB on December 13, 2007.

[2] Previously furnished to the Commission as part of Form CB Amendment No. 1 on January 28, 2008.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIS Inc.

By: ______________________________

Name: Susumu Okamoto
Title: President

Date: January 31, 2008

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTEC Holdings, Ltd.

By: [signature]

Name: Tetsuo Nakao
Title: Chairman & President, CEO

Date: January 31, 2008

TOKYO:35740.4

EXHIBIT 5

(Translation)

(Securities Code NO.9751)

January 31, 2008

To Our Shareholders:

TIS Inc.
11-30, Enoki-cho, Suita, Osaka
(Tokyo head office: 1-14-5, Kaigan, Minato-ku, Tokyo)
Susumu Okamoto, President

Convocation Notice of Extraordinary General Meeting of Shareholders

TIS Inc. (the "Company") cordially invites you to attend the Company's Extraordinary General Meeting of Shareholders to be held as set forth below.

If you are unable to attend the meeting, please review the reference materials for the Extraordinary General Meeting of Shareholders below and exercise your voting rights either by returning the enclosed Voting Form indicating your vote or by placing your vote on the Voting Website designated by the Company (http://www.evote.jp/) so that your vote is received by the Company by 5:30pm Thursday, February 14, 2008.

1. **Date and Time:** 10:00 A.M. Friday, February 15, 2008
2. **Place:** 10th Floor, Tokyo Head Office, TIS Takeshiba Bldg. 1-14-5, Kaigan, Minato-ku, Tokyo

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

3. **Purposes of the Meeting**

Matters to be Resolved:

Proposal No. 1:	Incorporation of a Wholly-Owning Parent Company by way of Stock Transfer
Proposal No. 2:	Partial Amendment to the Articles of Incorporation
Proposal No. 3:	Appointment of Two Directors

4. **Matters Decided for Calling the Meeting**

Please refer the "Guideline for Exercising Your Voting Rights, etc." in the next page.

~~~~~~

◎ If you attend the meeting, please submit the enclosed Voting Form at the reception of the meeting.

◎ If it is necessary to revise the reference materials for the Extraordinary General Meeting of Shareholders, the business report, the financial statements or the consolidated financial statements, the Company will post such revisions on the Company's website (http://www.tis.co.jp/).
~~~~~~

Guideline for Exercising Your Voting Rights, etc.

1. Exercising Your Voting Rights by Proxy

   If you are unable to attend the General Meeting of Shareholders, you may have another shareholder with voting rights attend the General Meeting of Shareholders on your behalf. However, please note that a document certifying the proxy is necessary to vote by proxy.

2. Treatment of Redundant Submission of Votes in Writing and via Internet

   If the voting rights are exercised redundantly in writing and via Internet, the content of the vote submitted via Internet will be treated as the valid exercise of the voting rights.

3. Treatment of Redundant Submission of Votes via Internet

   If the voting rights are exercised multiple times via Internet, the content of the vote in the last submission will be treated as the valid exercise of the voting rights. If the votes are submitted redundantly via Internet and via mobile phone, the content of the vote in the last submission will be treated as the valid exercise of the voting rights.

4. Guideline for Exercising Your Voting Rights via Internet

   If you are exercising your voting rights via Internet, please review the following before you place your vote.

   If you are attending the meeting, you need not proceed with voting in writing (Voting Form) or via Internet.

   (1) Voting Website

   (a) To place your vote via Internet, you may vote only by accessing the Voting Website designated by our company (http://www.evote.jp/) from your computer or mobile phone (i-mode, EZweb or Yahoo! Mobile)* (You may not vote during the hours between 2:00am and 5:00am everyday).

   * "i-mode," "EZweb" and "Yahoo!" are the trademarks or the registered trademarks of NTT DoCoMo, Inc., KDDI Corporation and Yahoo! Inc. (U.S.) respectively.

   (b) Please note that you may not be able to exercise your voting rights with your computer depending on the setting of your Internet connection such as firewall, etc. used for the Internet connection, antivirus software installed, or a proxy server used.

(c) To place your vote from your mobile phone, please use either i-mode, EZweb or Yahoo! Mobile. For the security purposes, mobile phones that are not capable of cryptographic communication (SSL communication) and information transmission through mobile phones may not be used.

(d) The electronic voting is available until 5:30pm Thursday, June 21, 2007. However, it is recommended to place your vote earlier so that you may make an inquiry at our help desk if you have any questions.

(2) Method of Exercising Your Voting Rights via Internet

(a) Please use the "log in ID" and "temporary password" provided in your Voting Form at the Voting Website (http://www.evote.jp/) and place your vote by following the guidance on the screen.

(b) To prevent unauthorized access by non-shareholders (i.e. spoofing) and falsification of the contents of the votes, the shareholders using the Voting Website are requested to change the "temporary password" on the Voting Website.

(c) We will notify you with the new "login in ID" and "temporary password" every time the General Meeting of Shareholders is called.

(3) Expenses Incurred to Access the Voting Website

You will be responsible for any expenses incurred to access the Voting Website (including dial-up connection fees and telephone charges). If you use your mobile phone, packet communication and telephone charges may incur. You will also be responsible for these charges.

- End -

Inquiry Concerning Systems, etc.
Mitsubishi UFJ Trust and Banking Corporation
Investment Management Division (Help Desk)
Tel: 0120-173-027
(Business Hours: 9:00 – 21:00, Toll-free)

REFERENCE MATERIALS
FOR
THE GENERAL MEETING OF SHAREHOLDERS

PROPOSALS AND REFERENCE INFORMATION

Proposal No.1 Incorporation of a Wholly-Owning Parent Company by way of Stock Transfer

1. Reasons for the implementation of the Stock Transfer

With the solid economy, IT service industry is expected to gradually and continuously grow because of the stable IT investment particularly in the financial and manufacturing sectors. On the other hand, customers today have become increasingly conscious about the cost-effectiveness of IT investment, and their requirements are getting more advanced as a result of the IT technological innovation and the improvement of network infrastructure. In addition, the business environment of the IT service industry may not necessarily be optimistic because the competition is intensifying due to the increased off-shore development in China, India etc., the customer lock-in through the M&As by major IT players and the emergence of new competitors. Given such business environments, it is essential to deliver more additional value to the customers and maintain the growth as one of the top IT service companies by expanding the customer base as the stable resource of revenue and reinforcing the areas of strength.

The Company and INTEC Holdings Ltd. (hereinafter "INTEC HD") have each grown as independent IT service companies. To accomplish further growth, we now determined that it is the best choice to implement business integration between the Company and INTEC HD, and share and utilize our management resources, customer base, and technological expertise in order to significantly improve corporate values. In particular, considerable synergies can be found in the sectors of banking and insurance, in which INTEC HD excels, and in the sectors of credit card, manufacturing and chemicals, in which the Company has expertise.

Upon the integration, both companies will provide the customers with maximized additional value and further contribute to the society by fully utilizing the strengths of each company while respecting the corporate history and culture of each other. In order to maximize the corporate values and to establish the leading position in the IT services, the Company and INTEC HD will strive to achieve the management integration and innovation and the generation of synergies at an earliest possible time.

The effects and basic strategies of this business integration are as follows:

(1) Increase Profit-Earning Opportunities by Improving Basic Strengths
   - Aggressively pursue large transactions, capital investments, R&D investments and M&A opportunities by expanding the stable earning base
   - Establish a sustainable and effective service delivery system by improving resource mobilizing capability and diversifying human resources
   - Strengthen capabilities to provide solutions and improve profitability by sharing technologies and know-how

(2) Establish Differentiated Areas of Strengths to Accelerate the Growth
   - Establish a competitive advantage by utilizing the rich domain expertise in the credit card, banking, insurance and chemical industries
   - Significantly increase the profit by synergetic effects in the areas such as retail industry
   - Increase additional values in the outsourcing business, in which both companies have strong backgrounds, and further seek customer demand

For the above purposes, this proposal asks for your approval to establish a wholly-owning parent company "IT Holdings Corporation" through stock transfer (hereinafter the "Stock Transfer") executed under the stock transfer plan jointly created by the Company and INTEC HD (hereinafter the "Plan"), and for the Company and INTEC HD to become wholly owned subsidiary companies of IT Holdings Corporation. If this proposal is approved and "IT Holdings Corporation" is established, the Company and INTEC HD, under "IT Holdings Corporation", will endeavor to increase the corporate value of the group, undertake the social responsibilities of a corporation, and contribute to the realization of a better IT society as a leading company in the information service industry.

We sincerely ask for your approval of these proposals.

2. Details of the stock transfer plan

Details of the Plan are as set forth in the "Stock Transfer Plan (Copy)" as provided from page 33 to page 41 herein.

3. Matters concerning the appropriateness of determinations concerning stipulations set forth in Article 773, Paragraph 1, Items 5 and 6 of the Companies Act

With respect to appropriateness of determinations concerning stipulations in Article 773, Paragraph 1, Items 5 and 6 of the Companies Act, upon the incorporation of IT Holdings Corporation as a wholly-owning parent company by way of stock transfer as a result of the Stock Transfer in accordance with the Plan jointly prepared by the Company and INTEC HD, the Company has made following determination:

(1) Matters concerning shares to be delivered by IT Holdings Corporation to the shareholders of the Company and INTEC HD upon the Stock Transfer to replace said shares held, and the appropriateness of determinations concerning provisions on the number of shares of IT Holdings Corporation or the rules concerning the calculation method of such shares and their allotment

Upon consultation with INTEC HD, the Company established the following allotment ratio of shares to be allotted to replace the shares of the Company and INTEC HD (hereinafter the "Stock Transfer Ratio") by IT Holdings Corporation at the time of the Stock Transfer (hereinafter the "Stock Transfer Ratio"), and we determined the Stock Transfer Ratio to be appropriate.

(i) Appointment of third-party institutions for the calculation of the stock transfer ratio

In order to ensure the fairness of the Stock Transfer Ratio to be used in the Stock Transfer, Nomura Securities Co., Ltd. (hereinafter "Nomura Securities") and Mitsubishi UFJ Securities Co., Ltd. (hereinafter "Mitsubishi UFJ Securities") were each appointed as financial adviser by the Company and INTEC HD, respectively, for the management integration, and commissioned to make the calculation of the Stock Transfer Ratio.

(ii) Calculation method and basis of calculation for the Stock Transfer Ratio by the third-party institutions

The Company obtained a report containing the following calculation results from Nomura Securities prior to the meeting of the board of directors to approve the conclusion of the basic agreement concerning the management integration. Since there are market share prices for shares of both companies, Nomura Securities made calculations for both companies by using the market price method in addition to the DCF (discounted cash flow) Method and the comparable peer company method. The valuation results based on each method are as follows. The following valuation ranges of the Stock Transfer Ratio show the valuation ranges of the shares of common stock of the INTEC HD per one share of common stock of the Company.

	Method Used	Range of Stock Transfer Ratio
1	Market Share Price Analysis	0.69 to 0.75
2	Comparable Companies Analysis	0.38 to 0.97
3	DCF Analysis	0.78 to 0.92

With regard to the average market price method, the closing share price on the calculation record date of December 7, 2007 and the average of the closing share prices for the one (1) month period preceding and until the calculation record date were adopted.

For the calculation of the Stock Transfer Ratio, Nomura Securities has used the information as provided by both companies, publicly available information, and other relevant information, and on the assumption that all such materials and information are accurate and complete, has not made any independent verification of their accuracy and completeness. Furthermore, Nomura Securities has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either company or their affiliates, including analysis and assessment of each individual asset and liability, or has not appointed any third-party institution for appraisal or assessment. In addition, it is assumed that the information on the financial projections and expected synergistic effect reported by both companies have been rationally prepared on the basis of the best possible estimates and judgment currently available from the management of each company. The calculation of the Stock Transfer Ratio made by Nomura Securities has taken into account information and economic conditions as of December 7, 2007.

INTEC HD obtained a report containing the following calculation results from Mitsubishi UFJ Securities prior to the meeting of the board of directors to approve the conclusion of the basic agreement concerning the management integration. Mitsubishi UFJ Securities calculated the Stock Transfer Ratio by using the market price method, DCF (discounted cash flow) Method, and comparable peer company method, to analyze the market share prices, future profitability and other factors of both companies from various perspectives. The calculation results based on each method are as follows. The following valuation ranges of the Stock Transfer Ratio show the valuation ranges of the shares of common stock of the INTEC HD per one share of common stock of the Company.

	Method Used	Range of Stock Transfer Ratio
1	Market Share Price Analysis	0.68 to 0.86
2	DCF Analysis	0.56 to 0.88
3	Comparable Companies Analysis	0.39 to 0.64

With regard to the market price method, in order to take into consideration the effects of the most recent disclosures on material facts made by both companies, Mitsubishi UFJ Securities calculated the valuation ranges of the Stock Transfer Ratio on the basis of the closing stock prices during the following three periods, with December 7, 2007 as the record date: (i) November 16 to December 7, 2007 (the period commencing on the first business day after the announcement of the interim financial results for the fiscal year ending March 2008 of INTEC HD); (ii) November 8 to December 7, 2007 (the one month period immediately preceding the record date); and (iii) October 29 to December 7, 2007 (the period commencing on the first business day after the announcement of the amended earnings forecast of the Company for the fiscal year ending March 2008).

For the calculation of the Stock Transfer Ratio, Mitsubishi UFJ Securities has used the information as provided by both companies, publicly available information, and other relevant information, and on the assumption that all such materials and information are accurate and complete, has not made any independent verification of their accuracy and completeness. Furthermore, Mitsubishi UFJ Securities has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either company or their affiliates, including analysis and assessment of each individual asset and liability. In addition, it is assumed that the financial projections of both companies have been rationally prepared on the basis of the best possible estimates and judgment currently available from the management of each company. The calculation of the Stock Transfer Ratio made by

Mitsubishi UFJ Securities has taken into account all aforementioned information provided as of December 7, 2007.

(iii) Deliberation of the Stock Transfer Ratio

The Company, on the basis of the calculation results of the Stock Transfer Ratio by Nomura Securities, and INTEC HD, on the basis of the calculation results of the Stock Transfer Ratio by Mitsubishi UFJ Securities, made comprehensive consideration of the financial and assets conditions and future outlook and other relevant factors of both companies, and upon careful deliberation on the Stock Transfer Ratio between them, on December 13, 2007, arrived at the judgment that the following Stock Transfer Ratio is appropriate.

Company	the Company	INTEC HD
Stock Transfer Ratio	1.00	0.79

(Note) Upon the Stock Transfer, one share of common stock of IT Holdings Corporation will be allotted and delivered for each common stock of the Company, and 0.79 shares of common stock of IT Holdings Corporation will be allotted and delivered for each share of common stock of INTEC HD.

(iv) Preparation of the Plan

The Company subsequently confirmed that as of January 28, 2008, no material changes had been made to the conditions which were the basis of the aforementioned Stock Transfer Ratio. Upon such confirmation, the Company and INTEC HD, at respective board of directors' meetings held on January 28, 2008, approved the Plan that sets forth the aforementioned Stock Transfer Ratio, following which the Plan was prepared jointly with INTEC HD.

Furthermore, the Company, prior to the aforementioned meeting of the board of directors, obtained an opinion from Nomura Securities as its financial advisor to the effect that, from the financial point of view, the Stock Transfer Ratio set forth in the Plan is fair to the shareholders of the Company as of January 28, 2008. In addition, INTEC HD obtained an opinion from Mitsubishi UFJ Securities as its financial advisor to the effect that, from the financial point of view, the Stock Transfer Ratio set forth in the Plan is fair to the shareholders of INTEC HD as of January 25, 2008.

(2) Matters concerning the appropriateness of the provisions concerning the amounts of stated capital and capital reserves for IT Holdings Corporation

Considering comprehensively the capital policies, etc., of IT Holdings Corporation after its incorporation, the Company, upon consultation with INTEC HD and pursuant to Article 83 of the Corporate Accounting Rules, decided to set the amount of stated capital to be ¥10 billion, the capital reserve to be ¥2.5 billion, and the earned reserve to be ¥0, and determined that such amounts are appropriate.

4. Matters concerning the appropriateness of determinations on stipulations set forth in Article 773, Paragraph 1, Items 9 and 10 of the Companies Act in relation to the stock acquisition rights as provided for in Article 808, Paragraph 3, Item 3 of the Companies Act

In establishing IT Holdings Corporation as a wholly-owning parent company by stock transfer through the Stock Transfer executed under the Plan jointly created by the Company and INTEC HD, the Company decided on the basis of mutual consultation and taking into consideration the details of the stock acquisition rights (1) to (4) that have been issued by both companies and the Stock Transfer Ratio, with the aim of affording equal protection for the rights of shareholders and all stock acquisition rights holders, to allocate, according to the content and ratios set forth in (1) to (4) below, stock acquisition rights of INTEC Holdings Ltd. to replace the stock acquisition rights held by such stock acquisition rights holders, and determined that these were appropriate.

(1) With respect to the holders of the Second Series of Stock Acquisition Rights (the details of which are as set forth in Exhibit 2 of the Plan) of the Company, one unit of the First Series of Stock Acquisition Rights of IT Holdings Corporation as set forth in Exhibit 3 of the Plan will be allotted to replace one unit of said stock acquisition rights held.

(2) With respect to the holders of the Third Series of Stock Acquisition Rights (the details of which are as set forth in Exhibit 4 of the Plan) of the Company, one unit of the Second Series of Stock Acquisition Rights of IT Holdings Corporation as set forth in Exhibit 5 of the Plan will be allotted to replace one unit of said stock acquisition rights held.

(3) With respect to the holders of the Fourth Series of Stock Acquisition Rights (the details of which are as set forth in Exhibit 6 of the Plan)of the Company, one unit of the Third Series of Stock Acquisition Rights of IT Holdings Corporation as set forth in Exhibit 7 of the Plan will be allotted to replace one unit of said stock acquisition rights held.

(4) With respect to the holders of the First Series of Stock Acquisition Rights of INTEC Holdings Ltd. (the details of which are as set forth in Exhibit 8 of the Plan), one unit of the Fourth Series of Stock Acquisition Rights of IT Holdings Corporation as set forth in Exhibit 9 of the Plan will be allotted to replace one unit of said stock acquisition rights held.

5. Matters concerning INTEC Holdings Ltd.

(1) Details of financial statements and other documents for the final fiscal year (ended March 2007)

The details of financial statements, etc. of INTEC HD for the fiscal year ended March 2007 are as set forth in the "Reference Materials for the General Meeting of Shareholders (Supplement) Attachment for Proposal No. 1(Financial statements, etc. of INTEC HD Ltd. for the fiscal year ended March 2007)".

(2) Details of events which occurred after the last day of the final fiscal year which may cause material effects to the status of the company assets

Not applicable

6. Details of the events which occurred to the Company after the last day of the final fiscal year (ended March 2007) and which may cause material effects to the status of the company assets

Not applicable

7. Name, date of birth, career summary, etc. concerning individuals who are to assume office as Directors of the Wholly-Owning Parent Company through stock transfer

The individuals who are to assume office as Directors of "IT Holdings Corporation" are indicated as follows:

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in INTEC HD (3) No. of shares of "IT Holdings Corporation" to be allotted
Tetsuo Nakao (April 2, 1936)	June 1978 Director of INTEC Inc. May 1984 Executive Director of INTEC Inc. June 1990 Executive Managing Representative Director of INTEC Inc. August 1993 President and Representative Director of INTEC Inc. April 2005 Chairperson and Representative Director of INTEC Inc., CEO of INTEC Group October 2006 Chairperson, President and Representative Director, and Chief Executive Officer (CEO), of INTEC Holdings Ltd. (current position) (Status as a representative of other corporations and any other similar organizations) Commissioner of Telecom Services Association	(1) 0 (2) 120,005 (3) 94,803

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in INTEC HD (3) No. of shares of "IT Holdings Corporation" to be allotted
Susumu Okamoto (May 12, 1943)	June 1990 Director of TIS Inc. April 1992 Executive Director of TIS Inc. June 1996 Representative Director and Executive Managing Director of TIS Inc. April 2003 Representative Director and Executive Managing Director in charge of planning and of the Examination Department, General Manager of the President's Office, and Manager of the International Department of TIS Inc. April 2004 President and Representative Director of TIS Inc. (current position)	(1) 12,666 (2) 0 (3) 12,666

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in INTEC HD (3) No. of shares of "IT Holdings Corporation" to be allotted
Yukio Urata (October 14, 1947)	June 1994 Director of TIS Inc. June 1999 Executive Director of TIS Inc. April 2003 Managing Director of TIS Inc. Chief of the 1st Finance and Card Project Department April 2004 Representative Director and Executive Managing Director in charge of Outsourcing, Technology, and the Security Administration Department of TIS Inc. October 2005 Representative Director and Executive Managing Director in charge of Outsourcing, Technology, and ServiceOne Office of TIS Inc. April 2006 Representative Director, Executive Managing Director, Chief of the Planning Department, in charge of Vision 21 Promotion Department, of the Group Service Center, and General Manager of the President's Office of TIS Inc., Chief of the International Department of the Planning Department	(1) 8,000 (2) 0 (3) 8,000

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in INTEC HD (3) No. of shares of "IT Holdings Corporation" to be allotted
	June 2006 Representative Director, Executive Managing Director, Chief of the Planning Department; in charge of Vision 21 Promotion Department, of the Group Service Center; and General Manager of the President's Office of TIS Inc. (current position) (Status as a representative of other corporations and any other similar organizations) Chairperson and Representative Director of AJS Inc.	

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in INTEC HD (3) No. of shares of "IT Holdings Corporation" to be allotted
Koju Takizawa (March 29, 1951)	June 1999 Director of INTEC Inc. June 2001 Executive Director of INTEC Inc. April 2005 Director, Operating Officer Executive CTO; in charge of Information Security, and General Manager of Technology and Sales Department, of INTEC Inc. June 2007 Vice-President and Director; in charge of Project Planning and IR, of the INTEC Holdings Ltd. (current position)	(1) 0 (2) 11,100 (3) 8,769

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in INTEC HD (3) No. of shares of "IT Holdings Corporation" to be allotted
Hiroaki Fujimiya (January 31, 1947)	June 1994 Director of TIS Inc. June 1999 Executive Director of TIS Inc. April 2002 Director of TIS Inc. Vice-President and Operating Officer of Komatsu Soft Ltd. (presently Qualica Inc.) June 2002 Director of TIS Inc. Vice-President and Representative Director of Komatsu Soft Ltd. (Qualica Inc.) March 2004 Resigned from the position of Director of TIS Inc. April 2004 President and Representative Director of Qualica Inc. (current position)	(1) 10,220 (2) 0 (3) 10,220

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in INTEC HD (3) No. of shares of "IT Holdings Corporation" to be allotted
Katsuki Kanaoka (February 24,1956)	June 2000 Director of INTEC Inc. President and Representative Director of AT Tokyo Corporation June 2003 Executive Director of INTEC Inc. April 2005 Director, Executive Operating Officer; in charge of Network Solutions Business Head Office; and General Manager of Outsourcing Business, of INTEC Inc. April 2007 Representative Director, President, and Operating Officer, of INTEC Inc. (current position) June 2007 Director of INTEC Holdings Ltd. (current position)	(1) 0 (2) 164,240 (3) 129,749

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in INTEC HD (3) No. of shares of "IT Holdings Corporation" to be allotted
Shingo Oda (November 8, 1944)	January 1997 Director of Hewlett-Packard Japan, Ltd. January 1999 Executive Director of Hewlett-Packard Japan, Ltd. November 2002 Vice-President and Director of Hewlett-Packard Japan, Ltd., Head of Enterprise System Operations, Chief of Business Management Headquarters May 2004 Vice-President and Director of Hewlett-Packard Japan, Ltd., Head of Sales February 2005 Vice-President and Representative Director of Hewlett-Packard Japan, Ltd., Head of Sales May 2005 President and Representative Director of Hewlett-Packard Japan, Ltd. November 2007 Executive Advisor of Hewlett-Packard Japan, Ltd. December 2007 Resigned from Hewlett-Packard Japan, Ltd.	(1) 0 (2) 0 (3) 0

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in INTEC HD (3) No. of shares of "IT Holdings Corporation" to be allotted
Jiro Kokuryo (July 19, 1959)	April 1982 Joined Nippon Telegraph and Telephone Public Corporation (presently Nippon Telegraph and Telephone Corporation) June 1992 Received MBA degree from Harvard University April 1993 Associate Professor, Graduate School of Business Administration, Keio University April 2000 Professor, Graduate School of Business Administration, Keio University April 2003 Professor, Faculty of Environment and Information Studies, Keio University May 2005 Head of Keio Research Institute at SFC (current position) April 2006 Professor, Faculty of Policy Management, Keio University (current position)	(1) 0 (2) 0 (3) 0

(Notes)

1. None of the individuals to be appointed as Directors specified above has any specific interest in the Company or INTEC Holdings Ltd., and it is expected that no specific interest will arise between any of these individuals and IT Holdings Corporation.

2. Mr. Hiroaki Fujimiya is a candidate for appointment as Director in Proposal No. 3 "Appointment of Two Directors".

3. Mr. Shingo Oda and Mr. Jiro Kokuryo are to be appointed as Outside Directors.

4. Reasons and other matters concerning the appointment of the individuals to be appointed as Outside Directors as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Ordinance of the Companies Act.

    (1) With respect to Mr. Shingo Oda, because he has experience as the President and Representative Director of Hewlett-Packard Japan, Ltd., we determined that Mr. Shingo Oda would apply his abundant experience and deep insight on industry trends and corporate management, mainly in the IT area, to the management of IT Holdings Corporation, and that he would provide IT Holdings Corporation with advice and proposals to ensure the reasonableness and appropriateness of the decision-making of the board of directors from an independent standpoint.
    (2) With respect to Mr. Jiro Kokuryo, we determined that he would appropriately fulfill his duties as Outside Director by applying his work experience at a major telecommunications corporation, as well as his deep insight and extensive experience as a scholar of acknowledged erudition in areas such as management and IT, to the management of IT Holdings Corporation, and that he would provide IT Holdings Corporation with advice and proposals to ensure the reasonableness and appropriateness of the decision-making of the board of directors from an independent standpoint.

5. Contracts for Limitation of Liability to be entered into with Outside Directors

    IT Holdings Corporation will enter into contracts with Outside Directors to the effect that if such Outside Directors are without knowledge, and are not grossly negligent in performing their duties, the liability of the Outside Directors shall be limited to the amount set forth in Article 425, Paragraph 1 of the Companies Act.

8. Name, date of birth, career summary, etc. concerning the individuals who are to assume office as Corporate Auditors of the Wholly-Owning Parent Company by way of stock transfer.

The individuals who are to assume office as Corporate Auditors of "IT Holdings Corporation" are indicated as follows:

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in INTEC HD (3) No. of shares of "IT Holdings Corporation" to be allotted
Tamaki Tsuchiya (July 27, 1943)	April 1967 Joined Sanwa Bank Ltd. (presently The bank of Tokyo-Mitsubishi UFJ, Ltd.) May 1991 Chief of Department of Market Sales of Sanwa Bank Ltd. (presently The Bank of Tokyo-Mitsubishi UFJ, Ltd.) June 1994 Director of Sanwa Bank Ltd. (presently The Bank of Tokyo-Mitsubishi UFJ, Ltd.) June 1998 Executive Director of Sanwa Research Institute Corporation (presently Mitsubishi UFJ Research and Consulting Co., Ltd.") June 2000 Executive Managing Director of Sanwa Research Institute Corporation January 2006 Director and Executive Operation Officer of Mitsubishi UFJ Research and Consulting Co., Ltd. June 2007 Corporate Auditor of TIS Inc. (current position)	(1) 1,100 (2) 0 (3) 1,100

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in INTEC HD (3) No. of shares of "IT Holdings Corporation" to be allotted
Yasuhiro Murai (January 14, 1948)	April 1990 Deputy of Personal Rating Division of INTEC Inc. April 1994 Head of Accounting Division of INTEC Inc. April 2001 Counselor of Accounting Division of INTEC Inc. June 2003 Corporate Auditor of INTEC Inc. October 2006 Corporate Auditor of INTEC Holdings Ltd. (current position)	(1) 0 (2) 5,000 (3) 3,950
Jun Ito (June 6, 1939)	December 1968 Joined Chuo Accounting Office Audit Corporation March 1983 Representative Partner of Chuo Accounting Office Audit Corporation September 2004 Representative of The Office of Jun Ito, Accountant and Tax Accountant (current position) June 2005 Corporate Auditor of TIS Inc. (current position)	(1) 1,400 (2) 0 (3) 1,400

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in INTEC HD (3) No. of shares of "IT Holdings Corporation" to be allotted
Shigekazu Takeuchi (July 6, 1958)	June 1980 Director of Takeuchi Press Industry Corporation June 1986 Executive Director of Takeuchi Press Industry Corporation June 1987 Executive Managing Director of Takeuchi Press Industry Corporation June 1989 Representative Director and Senior Executive Director of Takeuchi Press Industry Corporation June 1991 President and Representative Director of Takeuchi Press Industry Corporation (current position) June 2006 Corporate Auditor of INTEC Inc. October 2006 Corporate Auditor of INTEC Holdings Ltd. (current position)	(1) 0 (2) 0 (3) 0

(Notes)

1. None of the individuals to be appointed as Corporate Auditors specified above has any specific interest in the Company or INTEC Holdings Ltd., and it is expected that no specific interest will arise between any of these individuals and IT Holdings Corporation.

2. Mr. Tamaki Tsuchiya, Mr. Jun Ito and Mr. Shigekazu Takeuchi are to be appointed as Outside Corporate Auditors as set forth in Article 2, Paragraph 3, Item 8 of the Enforcement Ordinance of the Companies Act.

3. Reasons and other matters concerning the appointment of the individuals to be appointed as Outside Corporate Auditors

(1) With respect to Mr. Tamaki Tsuchiya, we determined that he was a person who would contribute to the strengthening of the corporate governance to be promoted by IT Holdings Corporation with his extensive insights based on his lengthy career and experience in business and management at other companies. The period of his service as an Outside Corporate Auditor of TIS Inc. is seven (7) months.

(2) With respect to Mr. Jun Ito, we determined that he would appropriately fulfill his duties as Outside Corporate Auditor as an expert of finance, accounting, and other similar matters, because he is a certified public accountant as well as a certified tax accountant, and that he was a person who would contribute to the strengthening of the corporate governance to be promoted by IT Holdings Corporation, and that he would provide us with advice and proposals to ensure the reasonableness and appropriateness of the decision-making of the board of directors from an independent standpoint. The period of his service as an Outside Corporate Auditor of TIS Inc. is two (2) years and seven (7) months.

(3) With respect to Mr. Shigekazu Takeuchi, we determined that he was a person who would contribute to the strengthening of the corporate governance to be promoted by IT Holdings Corporation with his abundant experience and extensive insight as a corporate manager. The period of his service as an Outside Corporate Auditor of INTEC Holdings Ltd. is one (1) year and four (4) months.

4. Contracts for Limitation of Liability to be entered into with Outside Corporate Auditors

IT Holdings Corporation will enter into contracts with Outside Corporate Auditors to the effect that if such Outside Corporate Auditors are without knowledge, and are not grossly negligent in performing their duties, the liability of the Outside Corporate Auditors shall be limited to the amount set forth in Article 425, Paragraph 1 of the Companies Act.
INTEC Holdings Ltd. has entered into a contract for limitation of liability with Mr. Shigekazu Takeuchi, under which the liability of Mr. Shigekazu Takeuchi is the amount set forth in Article 425, Paragraph 1 of the Companies Act.

9. Name, location of principal office, corporate history, etc. concerning the entity that is to serve as the Accounting Auditor of the Wholly-Owning Parent Company by way of stock transfer

The entity that is to serve as the Accounting Auditor of "IT Holdings Corporation" is as indicated below:

Name of Audit Corporation	Ernst & Young ShinNihon Audit Corporation
Location, etc. of Principal Office	Principal Office: Hibiya Kokusai Bldg., 2-3, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo Other Offices: Japan 32 Liaison offices 4 Overseas offices 25
Corporate History	October 1985 Tetsuzo Ota & Co. and Showa Audit Corporation merged to form Showa Ota & Co. April 2000 Merged with Century Audit Corporation to form Century Ota Showa & Co. July 2001 Merged with TKA TAKESHI IIZUKA & Co. and Takachiho Audit Corporation and changed the corporate name to Shin Nihon & Co. August 2003 Became a member of Ernst & Young Global (EYG)
Investments in equity	¥2,146 million
Employees (as of September 30, 2007)	Certified Public Accountants 2,270 (Representative partners 387) Other Accounting Staff 1,631 Other Employees 1,070 Total 4,971

10. Remuneration, etc. for Directors and Corporate Auditors of the Wholly-Owning Parent Company by way of stock transfer

Remuneration, etc. for individuals who are to assume office as the initial Directors or Corporate Auditors of "IT Holdings Corporation" is as set forth in Article 3 of the Supplementary Provisions to the Articles of Incorporation as provided in Exhibit 1 "Articles of Incorporation of IT Holdings Corporation," and the monthly remuneration for Directors and Corporate Auditors shall be no more than 25 and 7 million yen per month, respectively. Furthermore, in order to promote the linking of remuneration of executive officers excluding the Outside Directors and Corporate Auditors with corporate performance, we will not use an executive bonus or executive retirement compensation system, and plan instead to use a system of performance-linked compensation. "IT Holdings Corporation" is scheduled to initially have eight Directors, and four Corporate Auditors. The above remuneration for directors does not include salaries as employees for the Directors who are also employees.

Proposal No.2 Partial Amendment to the Articles of Incorporation

1. Reason for amendment

The record date for the Ordinary General Meeting of Shareholders is set in Paragraph 1 of Article 12 (Record Date) of the existing Articles of Incorporation to smoothly execute the procedures for calling the General Meeting of Shareholders pursuant to the provisions of Paragraph 3 of Article 124 of the Companies Act. However, if "Proposal No.1 Establishment of a Wholly-Owning Parent Company by way of Stock Transfer" is approved, on the date of incorporation of the wholly-owning parent company by way of stock transfer, the Company's sole shareholder will become IT Holdings Corporation, the wholly-owning parent company by way of stock transfer, and accordingly, the system of the record date of the general meeting of shareholders shall be terminated; furthermore, since Paragraph 2 of Article 12 merely states what is provided in Paragraph 1 and 3 (main clause) Article 124, and Paragraph 5 of the Companies Act, Article 12 of the existing Articles of Incorporation shall be expunged, and the provisions of Article 13 and each article thereafter of the existing Articles of Incorporation shall be moved up by one.

This amendment to the Articles of Incorporation shall become effective on March 31, 2008, subject to the conditions that Proposal No.1 is approved, the Plan as approved in Proposal No.1 has not lost force by the day preceding March 31, 2008, and the Stock Transfer has not been cancelled.

2. Details of the Amendment

The details of the amendments are as follows.

Existing Articles of Incorporation	Amended Articles of Incorporation
(Record Date) Article 12 1. The Company shall deem shareholders having voting rights (including beneficial shareholders, the same shall apply hereinafter) reported or recorded in the final shareholders' register of March 31 of each year to be the shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders of the corresponding fiscal year. 2. Notwithstanding the above provision, the	(Deleted)

Board of Directors may, if necessary, designate a specified date as the record date upon giving prior notice, and the shareholders or the pledgees of registered shares who are recorded in the final shareholders' register as of such fixed date may be deemed to be the shareholders and pledgees of registered shares who are entitled to exercise voting rights.	
Article 13 to (Description Omitted) Article 46	Article 12 to (As is) Article 45

(For your reference)

The Company is scheduled to pay the (year-end) dividends from surplus for the 37th fiscal year of the Company (from April 1, 2007 to March 31, 2008) to the shareholders or pledgees of registered shares reported or recorded in the final shareholders' register as of March 31, 2008.

Proposal No. 3 Appointment of Two Directors

In preparation for the business integration with INTEC Holdings Ltd. for the establishment of a joint holding company, we propose to newly appoint two more directors on April 1, 2008 to strengthen the Company's management.

The candidates for the directors are as follows:

Candidate Number	Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	No. of shares held in the Company
1	Hiroaki Fujimiya (January 31, 1947)	June 1994 Director of TIS Inc. June 1999 Executive Director of TIS Inc. April 2002 Director of TIS Inc. Vice-President and Operating Officer of Komatsu Soft Ltd. (presently Qualica Inc.) June 2002 Director of TIS Inc. Vice-President and Representative Director of Komatsu Soft Ltd. (presently Qualica Inc.) March 2004 Resigned from the position of Director of TIS Inc. April 2004 President and Representative Director of Qualica Inc. (current position)	10,220
2	Hideaki Miyaji (February 6, 1948)	June 1999 Director of INTEC Inc. June 2001 Executive Director of INTEC Inc. April 2003 Executive Managing Director of INTEC Inc. April 2005	0

Candidate Number	Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	No. of shares held in the Company
		Representative Director, Operating Officer and President October 2006 Director of INTEC Holdings Ltd. April 2007 Director and Vice Chairman of INTEC Holdings Ltd. in charge of international strategies (current position) (Status as a representative of other corporations and any other similar organizations) Representative Director and Chairman of INTEC Solution Power Inc. Counsel of INTECH Information Technology (Wuhan) Co, Ltd.	

(Notes)

1. None of the individuals to be appointed as Directors specified above has any specific interest in the Company.
2. Hiroaki Fujimiya is a candidate for appointment as Director of "IT Holdings Corporation" in Proposal No. 1 "Incorporation of a Wholly-Owning Parent Company by way of Stock Transfer".

- End -

STOCK TRANSFER PLAN (Copy)

Where as TIS Inc. (hereinafter referred to as "TIS") and INTEC Holdings Ltd. (hereinafter referred to as "INTEC Holdings") have agreed to transfer their shares by way of joint stock transfer, two companies jointly prepare the stock transfer plan (hereinafter referred to as the "Plan") as provided herein.

Article 1 (Stock Transfer)

Pursuant to the provisions of the Plan, TIS and INTEC Holdings shall transfer all of their outstanding shares to the wholly owning parent company, which is to be newly established (hereinafter referred to as the "Wholly Owning Parent Company"), by way of joint stock transfer (hereinafter referred to as the "Stock Transfer") on the Date of Establishment of the Wholly Owning Parent Company.

Article 2 (Purpose, Trade Name, Location of the Principal Office and Total Number of Authorized Shares, etc. of the Wholly Owning Parent Company Provided in Its Articles of Incorporation)

1. The purpose, trade name, location of the principal office and the total number of authorized shares of the Wholly Owning Parent Company shall be as follows:

   (1) Purpose
   The purpose of the Wholly Owning Parent Company shall be as provided in Article 2 of the Articles of Incorporation (Exhibit 1)

   (2) Trade Name
   The trade name of the Wholly Owning Parent Company shall be "IT Holdings Kabushiki Kaisha" and shall be expressed in English as "IT Holdings Corporation".

   (3) Location of the Principal Office
   The Wholly Owning Parent Company shall have its principal office in Toyama-shi, Toyama-ken, and the registered address of the principal office shall be at 5-5 Ushijima Shinmachi, Toyama-shi, Toyama-ken.

   (4) Total Number of Authorized Shares
   The total number of authorized shares of the Wholly Owning Parent Company shall be two hundred eighty million (280,000,000) shares.

2. In addition to the above items, the matters set forth in the Articles of Incorporation of the Wholly Owning Parent Company shall be as provided in the "Articles of Incorporation of IT Holdings Corporation" (Exhibit 1).

Article 3 (Names of the Directors, etc. at the Time of Establishment of the Wholly Owning Parent Company)

The names of the Directors, Corporate Auditors, and Accounting Auditor at the time of establishment of the Wholly Owning Parent Company shall be as follows:

(1) Directors at the time of establishment
Tetsuo Nakao
Susumu Okamoto
Yukio Urata
Koju Takizawa
Hiroaki Fujimiya
Katsuki Kanaoka
Shingo Oda (Outside Director)
Jiro Kokuryo (Outside Director)

(2) Corporate Auditors at the time of establishment
Tamaki Tsuchiya (Outside Corporate Auditor)
Yasuhiro Murai
Jun Ito (Outside Corporate Auditor)
Shigekazu Takeuchi (Outside Corporate Auditor)

(3) Accounting Auditor at the time of establishment
Ernst & Young ShinNihon Audit Corporation

Article 4 (Shares to Be Delivered by the Wholly Owning Parent Company upon the Stock Transfer and Allotment of Such Shares)

1. Upon the Stock Transfer, the Wholly Owning Parent Company shall deliver its shares of common stock to shareholders (including beneficial shareholders, the same shall apply hereinafter) of TIS and INTEC Holdings reported or recorded in the last shareholders' register of TIS and INTEC Holdings (including beneficial shareholders' registers, the same shall apply hereinafter) as of the day preceding the

Date of Establishment of the Wholly Owning Parent Company (as defined in Article 7, the same shall apply hereinafter) to replace the shares of common stock owned by respective shareholders in (i) a number equivalent to the total number of outstanding shares of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company multiplied by 1, and (ii) a number equivalent to the total number of outstanding shares of INTEC Holdings as of the day preceding the Date of Establishment of the Wholly Owning Parent Company multiplied by 0.79.

2. Upon the Stock Transfer, the Wholly Owning Parent Company shall allot one (1) share of common stock of the Wholly Owning Parent Company to replace one (1) common stock of TIS to the shareholders of TIS reported or recorded in the shareholders' register as of the last day preceding the Date of Establishment of the Wholly Owning Parent Company, and shall allot 0.79 common stock of the Wholly Owning Parent Company to replace one (1) common stock of INTEC Holdings to the shareholders of INTEC Holdings reported or recorded in the shareholders' register as of the last day preceding the Date of Establishment of the Wholly Owning Parent Company.

Article 5 (Amount of Capital and Capital Reserve of the Wholly Owning Parent Company)

The amounts of capital and reserve funds, etc. of the Wholly Owning Parent Company as of the Date of Establishment are as follows:

(1) Capital: ¥10,000,000,000
(2) Capital Reserve: ¥2,500,000,000
(3) Earned Reserve: ¥0
(4) Other Capital Surplus: The amount calculated by subtracting the sum of the above (1) and (2) from the amount of paid-in capital under incorporation-type reorganization, provided in Article 83, Item 1 of the Ordinance for Corporate Accounting.

Article 6 (Treatment of Stock Acquisition Rights upon the Stock Transfer)

1.

(1) Upon the Stock Transfer, the Wholly Owning Parent Company shall issue and deliver the same number of the First Series of Stock Acquisition Rights of the Wholly Owning Parent Company (the terms thereof are as provided in Exhibit 3

entitled "Descriptions of the First Series of Stock Acquisition Rights of IT Holdings Corporation"; hereinafter referred to as the "First Series of Stock Acquisition Rights of the Wholly Owning Parent Company") as the total number of the Stock Acquisition Rights which have been issued to the Stock Acquisition Rights Holders of the Second Series of Stock Acquisition Rights of TIS (the terms thereof are as provided in Exhibit 2 entitled "Descriptions of the Second Series of Stock Acquisition Rights of TIS Inc."; hereinafter referred to as the "Second Series of Stock Acquisition Rights of TIS") to the Stock Acquisition Rights Holders reported or recorded in the last stock acquisition rights register of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company, to replace such Stock Acquisition Rights.

(2) Upon the Stock Transfer, the Wholly Owning Parent Company shall issue and deliver the same number of the Second Series of Stock Acquisition Rights of the Wholly Owning Parent Company (the terms thereof are as provided in Exhibit 5 entitled "Descriptions of the Second Series of Stock Acquisition Rights of IT Holdings Corporation"; hereinafter referred to as the "Second Series of Stock Acquisition Rights of the Wholly Owning Parent Company") as the total number of the Stock Acquisition Rights which have been issued to the Stock Acquisition Rights Holders of the Third Series of Stock Acquisition Rights of TIS (the terms thereof are as provided in Exhibit 4 entitled "Descriptions of the Third Series of Stock Acquisition Rights of TIS Inc."; hereinafter referred to as the "Third Series of Stock Acquisition Rights of TIS") to the Stock Acquisition Rights Holders reported or recorded in the last stock acquisition rights register of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company to replace such Stock Acquisition Rights.

(3) Upon the Stock Transfer, the Wholly Owning Parent Company shall issue and deliver the same number of the Third Series of Stock Acquisition Rights of the Wholly Owning Parent Company (the terms thereof are as provided in Exhibit 7 entitled "Descriptions of the Third Series of Stock Acquisition Rights of IT Holdings Corporation"; hereinafter referred to as the "Third Series of Stock Acquisition Rights of the Wholly Owning Parent Company") as the total number of the Stock Acquisition Rights which have been issued to the Stock Acquisition Rights Holders of the Fourth Series of Stock Acquisition Rights of TIS (the terms thereof are as provided in Exhibit 6 entitled "Descriptions of the Fourth Series of Stock Acquisition Rights of TIS Inc."; hereinafter referred to as

the "Fourth Series of Stock Acquisition Rights of TIS") to the Stock Acquisition Rights Holders reported or recorded in the last stock acquisition rights register of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company to replace such Stock Acquisition Rights.

(4) Upon the Stock Transfer, the Wholly Owning Parent Company shall issue and deliver the same number of the Fourth Series of Stock Acquisition Rights of the Wholly Owning Parent Company (the terms thereof are as provided in Exhibit 9 entitled "Descriptions of the Fourth Series of Stock Acquisition Rights of IT Holdings Corporation"; hereinafter referred to as the "Fourth Series of Stock Acquisition Rights of the Wholly Owning Parent Company") as the total number of the Stock Acquisition Rights which have been issued to the Stock Acquisition Rights Holders of the First Series of Stock Acquisition Rights of INTEC Holdings (the terms thereof are as provided in Exhibit 8 entitled "Descriptions of the First Series of Stock Acquisition Rights of INTEC Holdings Ltd."; hereinafter referred to as the "First Series of Stock Acquisition Rights of INTEC Holdings") to the Stock Acquisition Rights Holders reported or recorded in the last stock acquisition rights register of INTEC Holdings as of the day preceding the Date of Establishment of the Wholly Owning Parent Company to replace such Stock Acquisition Rights.

2.

(1) Upon the Stock Transfer, the Wholly Owning Parent Company shall allot the First Series of Stock Acquisition Rights of the Wholly Owning Parent Company in the proportion of one (1) stock acquisition right of the First Series of Stock Acquisition Rights of the Wholly Owning Parent Company per one (1) stock acquisition right of the Second Series of Stock Acquisition Rights of TIS to the Stock Acquisition Rights Holders of the Second Series of Stock Acquisition Rights of TIS reported or recorded in the last stock acquisition rights register of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company.

(2) Upon the Stock Transfer, the Wholly Owning Parent Company shall allot the Second Series of Stock Acquisition Rights of the Wholly Owning Parent Company in the proportion of one (1) stock acquisition right of the Second Series of Stock Acquisition Rights of the Wholly Owning Parent Company per one (1) stock acquisition right of the Third Series of Stock Acquisition Rights of TIS to the Stock Acquisition Rights Holders of the Third Series of Stock

Acquisition Rights of TIS reported or recorded in the last stock acquisition rights register of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company.

(3) Upon the Stock Transfer, the Wholly Owning Parent Company shall allot the Third Series of Stock Acquisition Rights of the Wholly Owning Parent Company in the proportion of one (1) stock acquisition right of the Third Series of Stock Acquisition Rights of the Wholly Owning Parent Company per one (1) stock acquisition right of the Fourth Series of Stock Acquisition Rights of TIS to the Stock Acquisition Rights Holders of the Fourth Series of Stock Acquisition Rights of TIS reported or recorded in the last stock acquisition rights register of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company.

(4) Upon the Stock Transfer, the Wholly Owning Parent Company shall allot the Fourth Series of Stock Acquisition Rights of the Wholly Owning Parent Company in the proportion of one (1) stock acquisition right of the Fourth Series of Stock Acquisition Rights of the Wholly Owning Parent Company per one (1) stock acquisition right of the First Series of Stock Acquisition Rights of INTEC Holdings to the Stock Acquisition Rights Holders of the First Series of Stock Acquisition Rights of INTEC Holdings reported or recorded as of the day preceding the Date of Establishment of the Wholly Owning Parent Company.

3.

(1) If the Second Series, Third Series or Fourth Series of Stock Acquisition Rights of TIS are exercised on or prior to the day preceding the Date of Establishment of the Wholly Owning Parent Company, TIS shall issue and deliver new shares of TIS to the Stock Acquisition Rights Holders who have exercised such Stock Acquisition Rights.

(2) If the First Series of Stock Acquisition Rights of INTEC Holdings are exercised on or prior to the day preceding the Date of Establishment of the Wholly Owning Parent Company, INTEC Holdings shall not issue any new shares but deliver the treasury shares owned by INTEC Holdings to the Stock Acquisition Rights Holders who have exercised such Stock Acquisition Rights.

Article 7 (Date of Establishment of the Wholly Owning Parent Company)

The date when the establishment of the Wholly Owning Parent Company must be registered shall be April 1, 2008 (referred to as the "Date of Establishment of the Wholly Owning Parent Company" in the Plan). However, if necessity arises in the course of the procedures to be taken for the Stock Transfer, such date may be changed through mutual consultation between TIS and INTEC Holdings.

Article 8 (General Meeting of Shareholders for Approval of the Plan)

1. TIS and INTEC Holdings shall each convene an extraordinary general meeting of shareholders on February 15, 2008, and request the adoption of a resolution for approval of the Plan and matters necessary to the Stock Transfer.

2. If necessity arises in the course of the procedures to be taken for the Stock Transfer, the date of the extraordinary general meeting of shareholders set for in the preceding paragraph may be changed through mutual consultation between TIS and INTEC Holdings.

Article 9 (Delisting of Shares of TIS and INTEC Holdings, Listing of Shares of the Wholly Owning Parent Company, Transfer Agent)

1. TIS plans to delist its shares currently listed on the Tokyo Stock Exchange and Osaka Securities Exchange (on March 26, 2008 for the Tokyo Stock Exchange and on March 16, 2008 for the Osaka Securities Exchange).

2. INTEC Holdings plans to delist its shares currently listed on the Tokyo Stock Exchange (on March 26, 2008).

3. TIS and INTEC Holdings plan to list the shares issued of the Wholly Owning Parent Company on the Tokyo Stock Exchange on the Date of Establishment of the Wholly Owning Parent Company.

4. The transfer agent of the Wholly Owning Parent Company shall be Mitsubishi UFJ Trust and Banking Corporation (1-4-5 Marunouchi, Chiyoda-ku, Tokyo-to)

Article 10 (Distribution of Surplus)

1. TIS may distribute surplus of up to a maximum of ¥17 per share to shareholders or

registered share pledgees reported or recorded in the last shareholders' register as of March 31, 2008.

2. INTEC Holdings may distribute surplus of up to a maximum of ¥17 per share to shareholders or registered share pledgees reported or recorded in the last shareholders' register as of March 31, 2008.

3. Excluding the cases provided for in the foregoing two paragraphs, TIS and INTEC Holdings shall not, during the period following the preparation of the Plan and until the Date of Establishment of the Wholly Owning Parent Company, adopt any resolution to distribute surplus which has as its record date any day preceding the Date of Establishment of the Wholly Owning Parent Company.

Article 11 (Management of Corporate Assets, etc.)

TIS and INTEC Holdings shall execute their own businesses, and manage and operate assets thereof with due care of a good manager, respectively, during the period after the preparation of the Plan and until the Date of Establishment of the Wholly Owning Parent Company, and with respect to acts that have material impact on the assets or rights and obligations of each party, TIS and INTEC Holdings shall carry our such activities only following consultation between TIS and INTEC Holdings.

Article 12 (Validity of the Plan)

The Plan shall become null and void in the case that a resolution for approval of the Plan and matters necessary for the Stock Transfer fail to pass at either of the meetings of shareholders of TIS or INTEC Holdings as stipulated in Article 8 or that an approval on the Stock Transfer is not obtained from the relevant government authorities, etc. under applicable laws.

Article 13 (Amendment of Terms of the Stock Transfer and Cancellation Thereof)

During the period after the preparation of the Plan and until the Date of Establishment of the Wholly Owning Parent Company, in cases where any material change occurs in the assets or business conditions of TIS or INTEC Holdings, or any event effecting material impediment in the execution of the Stock Transfer occurs, or it otherwise becomes extremely difficult to execute the Plan, the terms of the Stock Transfer and other contents of the Plan may be amended or the Stock Transfer may be cancelled through mutual consultation between TIS and INTEC Holdings.

Article 14 (Consultation in Good Faith)

Matters not stipulated in the Plan or any question arising out of the terms of the Plan shall be determined and settled through mutual consultation in good faith between TIS and INTEC Holdings.

IN WITNESS THEREOF, TIS and INTEC Holdings have caused this Plan to be executed in duplicate and signed and sealed by both parties, with each party retaining one copy.

January 28, 2008

"TIS"
TIS Inc.
11-30 Enoki-cho, Suita-shi, Osaka-fu
Representative Director – President Susumu Okamoto (Seal)

"INTEC Holdings"
INTEC Holdings Ltd.
5-5 Ushijima Shinmachi, Toyama-shi, Toyama-ken
Representative Director – Chairman and President Tetsuo Nakao (Seal)

Exhibit 1

ARTICLES OF INCORPORATION
OF
IT HOLDINGS CORPORATION
(the "Company")

CHAPTER I GENERAL PROVISIONS

(Trade Name)

Article 1

The name of the Company is IT Holdings Kabushiki Kaisha, and shall be indicated in English as IT Holdings Corporation.

(Purpose)

Article 2

The purpose of the Company is to (i) control and manage the business activities of companies engaging in the following business activities or of the foreign companies engaging in the equivalent businesses through ownership of their shares or equity interests; and (ii) to engage in such business activities:

(1) Development, leasing and sales of computer hardware and software

(2) Information processing services, information communication services, information providing services and information transmission services through computers

(3) Investigation, research and development involving bioinformatics including genes

(4) Entrustment of investigational, analytical, predictive and evaluational services for the assessment of regional planning (including population dynamics, land use and living environments) and the assessment of effects on the natural environment (including water, air, noise and soil)

(5) Development, manufacture and sales of medical systems and medical equipment

(6) Design, construction and supervision of construction (including accessory works), electrical works and telecommunicational works (including accessory works)

(7) Dispatchment of engineers and export and import of products and technologies for the above items (1) through (7)

(8) General leasing and rental services of other goods

(9) Operation and management, sales, leasing and intermediation of real properties
(10) Freight and shipping services
(11) Collection and shipment of industrial waste
(12) Insurance agent services, insurance agent services under the Automobile Liability Insurance Act and solicitation of life insurance
(13) Travel agent services under the Travel Business Act
(14) Staffing and paid-job placement services
(15) Storage
(16) Advertising agency
(17) Production and sales of publication, literatures and images
(18) Security business
(19) Dining services
(20) Operation of nurseries
(21) Consulting and training involving the above items (1) through (21)
(22) All operations incidental or relating to any of the items above.

(Location of Principal Office)
Article 3
The principal office of the Company shall be located at Toyama-shi, Toyama-ken.

(Method of Public Notices)
Article 4
Public notices of the Company shall be made by electronic public notice (*Denshi Koukoku*). In the event an incident or any other cause which would prevent the Company from making a public notice by electronic public notice occurs, the Company shall make a public notice in The Nihon Keizai Shimbun.

CHAPTER II SHARES

(Total Number of Authorized Shares)
Article 5
The total number of authorized shares of the Company shall be 280,000,000 shares.

(Issuance of Share Certificates)
Article 6
The Company shall issue share certificates for its shares.

(Acquisition of Company's Own Shares)

Article 7

With a resolution of the Board of Directors, the Company may acquire its own shares through market transactions and other methods.

(Number of Shares Constituting One Voting Unit and Non-issuance of Share Certificates for Fractional Unit Shares)

Article 8

1. The number of shares which constitutes one voting unit of the Company shall be 100 shares.

2. Notwithstanding the provision of Article 6, the Company shall not issue any share certificate representing shares of less than the number of shares which constitutes one voting unit ("Fractional Unit Shares")..

(Additional Purchase of Fractional Unit Shares)

Article 9

A shareholder holding Fractional Unit Shares (including beneficial shareholders, the same shall apply hereinafter) may demand the Company to sell them such number of shares as may, together with the number of such Fractional Unit Shares, constitute one share unit ("Demand for Additional Purchase").

(Rights to Fractional Unit Shares)

Article 10

Shareholders who hold Fractional Unit Shares may not exercise any rights other than the following rights:

(a) The right provided in each item of Article 189 (2) of the Companies Act;

(b) The right to demand the Company to acquire the shares with put options;

(c) The right to receive allottments of offered shares and allotments of offered stock acquisition rights in accordance with the number of shares held by such shareholder; and

(d) The right to Demand for Additional Purchase as mentioned in the preceding article.

(Manager of Shareholder Registry)

Article 11

1. The Company shall have a manager of Shareholder Registry.

2. The manager of Shareholder Registry and the location of its office shall be designated by a resolution of the Board of Directors, and public notice thereof shall

be given.

3. The storage of the Shareholder Registry (including the Registry of Beneficial Shareholders, the same shall apply hereinafter), the Registry of Lost Share Certificate and the Stock Acquisition Rights Registry of the Company and other administrative affairs relating to such registers shall be commissioned to the manager of the Shareholder Registry, and the Company shall not handle such affairs.

(Share Handling Rules)
Article 12

The types of shares certificates to be issued, record and registration of the Shareholder Registry, the Registry of Lost Share Certificates and the Stock Acquisition Rights Registry, purchase and Additional Purchase of Fractional Unit Shares and procedures and fees pertaining to exercise of shareholders' rights, and other matters pertaining to treatment and fees of shares or stock acquisition rights shall be governed by laws and regulations, the Articles of Incorporation, and the Share Handling Rules adopted by a resolution of the Board of Directors.

(Record Date)
Article 13

1. Shareholders, who are listed or recorded in the Shareholders Registry as of March 31 of each business year, shall be entitled to exercise voting rights at the Company's ordinary general meeting of shareholders for such business year.
2. In addition, based upon a resolution of the Board of Directors, the Company may, by giving a prior public notice, prescribe shareholders or registered pledgees of shares, who are listed or recorded in the Shareholder Registry as of the end of a certain date as persons who may exercise their rights.

CHAPTER III GENERAL MEETING OF SHAREHOLDERS

(Convocation and Place of Convocation)
Article 14

1. The Company's ordinary general meeting of shareholders shall be convened in June of each business year, and an extraordinary meeting of shareholders shall be convened whenever necessary.
2. A general meeting of shareholders shall be convened at the principal office of the Company, its adjacent area or in Tokyo.

(Person with Convocation Right)

Article 15

1. Unless otherwise provided for by laws or regulations, the Director-and President of the Company shall convene the general meeting of shareholders based upon a resolution of the Board of Directors.
2. In the event that the Director-and President is unable to convene a general meeting of shareholders due to a vacancy in the office of Director-and President or any other incident, one (1) of the other Directors shall convene the meeting in accordance with an order previously determined by a resolution of the Board of Directors.

(Chairperson)

Article 16

1. The Director-and President shall act as Chairperson of general meetings of shareholders.
2. In the event that the Director–and President is unable to act as Chairperson of a general meeting of shareholders due to a vacancy in the office of Director-President or any other incident, one (1) of the other Directors shall act as Chairperson of the meeting in accordance with an order previously determined by a resolution the Board of Directors.

(Internet Disclosure of Reference Materials for General Meeting of Shareholders and Deemed Provision)

Article 17

Upon convening a general meeting of shareholders, the Company may be deemed to have provided the information related to the matters to be described or indicated in the reference materials for a general meeting of shareholders, business report, non-consolidated financial statements and consolidated financial statements (hereinafter referred to as the "Reference Materials") to the shareholders by disclosure through the Internet pursuant to the applicable Ordinance of the Ministry of Justice.

(Method of Resolution)

Article 18

1. Unless otherwise provided for by laws and regulations or any of the provisions in the Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a majority vote of the voting rights represented by shareholders at present who are entitled to exercise voting rights.
2. Unless otherwise provided in the Articles of Incorporation, any resolution provided in Article 309 (2) of the Companies Act shall be adopted when shareholders holding at least one-third (1/3) of the voting rights are present and by at least two thirds (2/3) of the voting rights of such shareholders present.

(Exercise of Voting Right by Proxy)

Article 19

1. A shareholder of the Company may designate another shareholder with voting rights to exercise the designating shareholder' s voting right.
2. In the case of the preceding paragraph, such shareholder or proxy shall submit to the Company a document verifying their proxy power at each general meeting of shareholders.

(Method of Notice for Diverse Exercise Vote)

Article 20

A notice provided in Article 313 (2) of the Companies Act shall be given in written form.

(Minutes)

Article 21

A summary of developments and the results of a general meeting of shareholders, and other matters provided by laws and regulations shall be described or recorded in the minutes of the meeting.

CHAPTER IV DIRECTOR AND BOARD OF DIRECTORS

(Setting of Board of Directors)

Article 22

The Company shall have the Board of Directors.

(Number of Directors)

Article 23

The Company shall have fifteen (15) or fewer Directors.

(Method of Election of Directors)

Article 24

1. A resolution for the election of Directors shall be adopted when shareholders holding at least one-third (1/3) of the voting rights of the shareholders entitled to exercise voting rights are present at a shareholders' meeting and by a majority of such voting rights.
2. A resolution for the election of the Directors cannot be adopted based on cumulative votes.

(Term of Office of Director)

Article 25

The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders that relates to the latest business year ending within one (1) year period after his or her election to office.

(Representative Director and Director with Executive Title)

Article 26

1. The Board of Directors shall elect some Representative Directors by a resolution of the Board of Directors.
2. Based upon a resolution of the Board of Directors, the Board of Directors may elect one (1) Director-Chairperson and one (1) Director-and President, and may elect some Director-Vice Chairperson(s), Director-Vice President(s), Senior Managing Director(s) and Managing Director(s) from amongst the Directors as necessary.

(Advisor)

Article 27

The Board of Directors may elect some Advisors by a resolution of the Board of Directors.

(Person with Convocation Right and Chairperson of a Meeting of the Board of Directors)

Article 28

Unless otherwise provided for by laws and regulations, the Director-Chairman of the Company shall convene a meeting of the Board of Directors and shall act as the Chairperson of the meeting. In the event that the Director-Chairman is unable to convene a meeting of the Board of Directors and act as the Chairperson of the meeting due to a vacancy in the office of the Director-Chairperson or any other incident, one of the other Directors shall convene a meeting of the Board of Directors and act as Chairperson in accordance with an order previously determined by the Board of Directors.

(Procedure of Convocation for a Meeting of the Board of Directors)

Article 29

Any notice to convene a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that this notice period may be shortened in an emergency.

(Method of Resolution of the Meeting of Board of Directors)

Article 30

A resolution of a meeting of the Board of Directors shall be adopted when the majority of Directors are present and by a majority vote of Directors present at the meeting.

(Omission of Resolution by the Meeting of Board of Directors)

Article 31

Where all of the Directors provide their consent either in writing or by a form of electromagnetic record to a proposal concerning a matter to be resolved at a meeting of the Board of Directors, a resolution of the Board of Directors to the effect that the proposal are adopted shall be deemed to have been made, except for the case where a Corporate Auditor states his or her objection to such a proposal.

(Minutes of Board of Directors)

Article 32

A summary of developments and results of a meeting of the Board of Directors, and other matters provided for by laws and regulations, shall be described or recorded in the minutes of the meeting, and the Directors and Corporate Auditor(s) present at the meeting shall affix their names and seals or electronic signatures onto the minutes.

(Remunerations for Directors)

Article 33

Remuneration, bonuses and other financial benefits to be received from the Company as consideration for the execution of the duties ("Remunerations") of Directors shall be determined by a resolution of a general meeting of shareholders.

(Rules of the Board of Directors)

Article 34

In addition to laws and regulations or any provision in the Articles of Incorporation, matters pertaining to the Board of Directors shall be subject to the rules of the Board of Directors adopted by a resolution of the Board of Directors.

(Limited Liability Agreement of Outside Directors)

Article 35

In accordance with the provision of Article 427 (1) of the Companies Act, the Company and Outside Directors may enter into an agreement limiting the liability for damages. However, the maximum amount of liability under such agreement shall be equivalent to the minimum liability amount provided in Article 425 (1) of the Companies Act.

CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE

AUDITORS

(Corporate Auditors and the Board of Corporate Auditors)
Article 36
The Company shall have Corporate Auditors and the Board of Corporate Auditors.

(Number of Corporate Auditors)
Article 37
The Company shall have four (4) or fewer Corporate Auditors.

(Method of Election of Corporate Auditors)
Article 38
A resolution for the election of Corporate Auditors shall be adopted when shareholders holding at least one-third (1/3) of the total voting rights of the shareholders entitled to exercise voting rights and by a majority vote of such voting rights.

(Term of office of Corporate Auditors)
Article 39
1. The term of office of a Corporate Auditor shall expire at the conclusion of the ordinary general meeting of shareholders that relates to the latest business year within four (4) year period after his or her election to office.
2. The term of office of the Corporate Auditor, who has been elected to fill a vacancy of a Corporate Auditor, shall expire at the time when the remaining term of office of his or her predecessor would have expired.

(Full-time Corporate Auditor)
Article 40
The Board of Corporate Auditors shall elect a full-time Corporate Auditor(s).

(Proceeding of Convocation for a Meeting of the Board of Corporate Auditors)
Article 41
A notice to convene a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that this notice period may be shortened in an emergency.

(Method of Resolution of the Meeting of Board of Corporate Auditors)
Article 42
Unless otherwise provided for by laws and regulations, a resolution of a meeting of

the Board of Corporate Auditors shall be adopted by a majority of votes of the Corporate Auditors.

(Minutes of the Board of Corporate Auditors)

Article 43

A summary of developments and results of a meeting of the Board of Corporate Auditors, and other matters provided for by laws and regulations, shall be described or recorded in the minutes of the meeting, and the Corporate Auditors present at the meeting shall affix their names and seals or electronic signatures onto the minutes.

(Remunerations for Corporate Auditors)

Article 44

Remuneration, etc. of Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

(Rules of the Board of Corporate Auditors)

Article 45

In addition to laws and regulations or any provision in the Articles of Incorporation, matters pertaining to the Board of Corporate Auditors shall be subject to the rules of the Board of Corporate Auditors adopted by a resolution of the Board of Corporate Auditors.

(Limited Liability Agreement of Outside Corporate Auditors)

Article 46

In accordance with the provision of Article 427 (1) of the Companies Act, the Company and Outside Corporate Auditors may enter into agreement limiting the liability for damages. However, the maximum amount under such agreement shall be equivalent to the minimum liability amount provided in Article 425 (1) of the Companies Act.

CHAPTER VI ACCOUNTING AUDITOR

(Accounting Auditor)

Article 47

The Company shall have an Accounting Auditor.

(Election of Accounting Auditor)

Article 48

The Accounting Auditor shall be elected by a resolution of a general meeting of shareholders

(Term of Office of Accounting Auditor)
Article 49
1. The term of office of the Accounting Auditor shall expire at the conclusion of the ordinary general meeting of shareholders that relates to the latest business year ending within one (1) year period after his or her election to office.
2. Unless otherwise resolved at an ordinary general meeting of shareholders under the preceding paragraph, the Accounting Auditor shall be deemed to be re-elected at the ordinary general meeting of shareholders.

(Remuneration, etc. for Accounting Auditors)
Article 50
Remuneration, etc. of the Accounting Auditors shall be determined by the Representative Director, who shall obtain the consent of the Board of Corporate Auditors.

CHAPTER Ⅶ ACCOUNTING

(Business Year)
Article 51
The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year

(Year-end Dividend)
Article 52
Based upon a resolution of a general meeting of shareholders, the Company may distribute monetary dividends of surplus to shareholders or registered pledgees of shares listed or recorded in the latest Shareholders Registry on March 31 of each year.

(Interim Dividend)
Article 53
Based upon a resolution of the Board of Directors, the Company may distribute dividends provided in Article 454 (5) of the Companies Act, to shareholders or registered pledgees of shares listed or recorded in the latest Shareholders Registry on September 30 of every year.

(Limitation of Period of Asset to Be Distributed)
Article 54

1. Where the assets are distributed as money, if any shareholder fails to collect the assets within three (3) full years from the date on which the assets are distributed, the Company shall be exempt from its obligation to distribute the assets.
2. The assets in the preceding paragraph shall be interest-free.

SUPPLEMENTARY PROVISIONS

(Method of Incorporation)

Article 1

The Company is incorporated by the method of share transfer (*kabushiki iten*), which is provided in Article 772 of the Companies Act.

(Initial Business Year)

Article 2

The initial business year of the Company shall commence on the date of incorporation and end on March 31, 2009.

(Remuneration, etc. for Officers)

Article 3

Notwithstanding Article 33 and Article 44 of the Articles of Incorporation, the amount of remuneration, etc. for Directors and Corporate Auditors from the date of incorporation to the end of the first ordinary general meeting of shareholders shall be as follows:

(a) Directors

Total amount of remuneration, etc. for Directors shall be within JPY 25,000,000 per month.

(b) Corporate Auditors

Total amount of remuneration, etc. for Corporate Auditors shall be within JPY 7,000,000 per month.

(Deletion of Supplementary Provisions)

Article 4

These supplementary provisions shall be deleted at the end of the first ordinary general meeting of shareholders.

Exhibit 2

Descriptions of the Second Series of Stock Acquisition Rights of TIS Inc.

1. Name of Stock Acquisition Rights

The Second Series of Stock Acquisition Rights of TIS Inc.

2. Class and Number of Shares subject to Stock Acquisition Rights

327,500 shares of common stock of TIS Inc. (hereinafter referred to as the "Company")

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to stock acquisition rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the number of shares subject to stock acquisition rights. In such case, the aforementioned provisional statement shall be applied.

3. Amount to be Paid upon the Exercise of Stock Acquisition Rights

The amount to be paid in per share subject to each stock acquisition right (hereinafter referred to as the "Paid-in Amount") is ¥2,750.

In cases where the Company, after issuance of stock acquisition rights, conducts a stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula, and any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split/Consolidation Ratio}}$$

Additionally, after issuance of stock acquisition rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the Paid-in Amount. In such case, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From July 1, 2005 to December 31, 2008

5. Conditions for Exercising Stock Acquisition Rights

(1) A person, who is allotted stock acquisition rights (hereinafter referred to as the "Stock Acquisition Rights Holder"), may exercise the allotted shares in part or in whole in each and every period provided below, provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(i) Right to 1/4 of the shares subject to the allotted stock acquisition rights may be exercised from July 1, 2005 to December 31, 2005

(ii) Right to 1/2 of the shares subject to the allotted stock acquisition rights may be exercised from January 1, 2006 to December 31, 2006

(iii) Right to 3/4 of the shares subject to the allotted stock acquisition rights may be exercised from January 1, 2007 to December 31, 2007

(iv) Right to all shares subject to the allotted stock acquisition rights may be exercised from January 1, 2008 to December 31, 2008

(2) A Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if after July 1, 2005, the Stock Acquisition Rights Holder loses its position as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock

Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as director, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted stock acquisition rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted stock acquisition rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position as employee in accordance with Article 42 of the Rules of Employment of the Company (Mandatory Retirement) or Article 44 of the Rules of Employment of the Company's subsidiary (Mandatory Retirement), the Stock Acquisition Rights Holder may exercise the allotted stock acquisition rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work, or where he/she is on administrative leave under the provisions of Article 38, Paragraph 1, Items 2 through 4 or Article 38, Paragraphs 2 and 3 of the Rules of Employment of the Company or under the provisions of Article 40, Paragraph 1, Items 2 through 4 or Article 40, Paragraphs 2 and 3 of the Rules of Employment of the Company's subsidiary (hereinafter referred to as the "Leave"), each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on the Leave, the Stock Acquisition Rights Holder may not exercise his/her Stock Acquisition Rights during that period.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on the Leave over 12 months consecutively from the date of issuance of stock acquisition rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and Leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) After July 1, 2005, in cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance, for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised stock acquisition rights shall be treated according to applicable agreements in relation to the merger.

6. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved, or where the proposals on the share exchange agreement and the share transfer plan, under which the Company becomes a wholly-owned subsidiary, are approved at the General Meeting of Shareholders, the stock acquisition rights may be acquired without contribution.

(2) If a Stock Acquisition Rights Holder, prior to the exercise of stock acquisition rights no longer fulfills the conditions for exercising stock acquisition rights (except for the cases in above 5.(1)), the Company may acquire such unexercised stock acquisition rights without contribution.

7. Matters concerning Transfer of Stock Acquisition Rights

In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

8. Issuance of Stock Acquisition Rights Certificates

The stock acquisition rights certificates shall be issued only if a request is made by the Stock Acquisition Rights Holder.

9. Amount of the Issue Price of Shares which are not Incorporated into the Stated Capital in the event of Issuance of Shares due to Exercise of Stock Acquisition Rights

The amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares due to exercise of the Stock Acquisition Rights shall be the amount deducting the amount to be incorporated into the stated capital from the issue price (provided, however, that if an adjustment is made to the issue price, the issue price after the adjustment). The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the issue price (provided, however, that if an adjustment is made, the issue price after adjustment) by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

10. Determination of Detailed Matters

Other detailed matters concerning terms for and methods of exercising stock acquisition rights shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holders.

- End -

Descriptions of the First Series of Stock Acquisition Rights of IT Holdings Corporation

1. Name of Stock Acquisition Rights

The First Series of Stock Acquisition Rights of IT Holdings Corporation (hereinafter referred to as the "Stock Acquisition Rights")

2. Class and Number of Shares subject to Stock Acquisition Rights

The class and number of the shares subject to each Stock Acquisition Right are 100 shares of common stock of IT Holdings Corporation (hereinafter referred to as the "Company").

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to the Stock Acquisition Rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share, resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the number of shares subject to the Stock Acquisition Rights. In such case, the aforementioned provisional statement shall be also applied.

3. Amount of Assets Invested upon the Exercise of each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, the assets shall be invested in cash, and it shall be the amount calculated by multiplying the amount per share

which may be delivered upon exercising the Stock Acquisition Rights and which should be paid in (hereinafter referred to as the "Paid-in Amount") by the number of shares subject to the Stock Acquisition Rights. The Paid-in Amount shall be ¥2,750.

In cases where the Company, after issuance of the Stock Acquisition Rights, conducts a stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula. Any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split or Consolidation Ratio}}$$

Additionally, after the issuance of the Stock Acquisition Rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary, the Company may adjust the Paid-in Amount. In such case, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From April 1, 2008 to December 31, 2008

5. Conditions for Exercising Stock Acquisition Rights

(1) A Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights in part or in whole; provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(2) The Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if the Stock Acquisition Rights Holder loses his/her position as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock

Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as a director, notwithstanding the aforementioned 4 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work or on administrative leave (hereinafter referred to as the "Leave"), each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an employee is absent or takes a Leave, the Share Option Holder shall not exercise his/her Share Options during that period.

(ii) In cases where the Share Option Holder who is an employee is absent or on the Leave over 12 months consecutively from the date of issuance of the Stock Acquisition Rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and Leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) In cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock

Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised Stock Acquisition Rights shall be treated according to applicable agreements in relation to the merger.

6. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules (*kaisha keisan kisoku*), and any fractions less than one yen shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

7. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved or where the share exchange agreement or share transfer plan, under which the Company becomes a wholly-owned subsidiary, is approved, the Company may acquire the Stock Acquisition Rights without contribution.

(2) In cases where the Stock Acquisition Rights Holder, prior to the exercise of the Stock Acquisition Rights, no longer fulfills the conditions for exercising the Stock Acquisition Rights (except for the cases in above 5.(1)), the Company may acquire the Stock Acquisition Rights without contribution.

8. Restriction on Acquisition of Stock Acquisition Rights by way of Transfer

In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

9. Rule on Fractions Less than One Share Resulting from Exercise of the Stock Acquisition Rights

Fractions less than one share in the number of shares to be delivered to the Stock Acquisition Rights Holder who has exercised the Stock Acquisition Rights, if any, shall be rounded down.

10. Determination of Detailed Matters

Methods of exercising the Stock Acquisition Rights and other detailed matters shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holder.

- End -

Descriptions of the Third Series of Stock Acquisition Rights of TIS Inc.

1. Name of Stock Acquisition Rights

The Third Series of Stock Acquisition Rights of TIS Inc.

2. Class and Number of Shares subject to Stock Acquisition Rights

365,000 shares of common stock of TIS Inc. (hereinafter referred to as the "Company")

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to stock acquisition rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the number of shares subject to stock acquisition rights. In such case, the aforementioned provisional statement shall be applied.

3. Amount to be Paid upon the Exercise of Stock Acquisition Rights

The amount to be paid in per share subject to each stock acquisition right (hereinafter referred to as the "Paid-in Amount") is ¥4,750.

In cases where the Company, after issuance of stock acquisition rights, conducts a

stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula, and any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split/Consolidation Ratio}}$$

Additionally, after issuance of stock acquisition rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the Paid-in Amount. In such case,, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From July 1, 2006 to December 31, 2009

5. Conditions for Exercising Stock Acquisition Rights

(1) A person, who is allotted stock acquisition rights (hereinafter referred to as the "Stock Acquisition Rights Holder"), may exercise the allotted shares in part or in whole in each and every period provided below, provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(i) Right to 1/4 of the shares subject to the allotted stock acquisition rights may be exercised from July 1, 2006 to December 31, 2006

(ii) Right to 1/2 of the shares subject to the allotted stock acquisition rights may be exercised from January 1, 2007 to December 31, 2007

(iii) Right to 3/4 of the shares subject to the allotted stock acquisition rights may be exercised from January 1, 2008 to December 31, 2008

(iv) Right to all shares subject to the allotted stock acquisition rights may be exercised from January 1, 2009 to December 31, 2009

(2) A Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if after July 1, 2005, the Stock Acquisition Rights Holder loses its position

as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as director, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted stock acquisition rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted stock acquisition rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position as employee due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted stock acquisition rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work or on administrative leave, each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on administrative leave, the Stock Acquisition Rights Holder may not exercise his/her Stock Acquisition Rights during that period.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on administrative leave over 12 months consecutively from the date of issuance of stock acquisition rights to the date of the exercise of the rights (including the case where the sum of the consecutive absence and administrative leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) After July 1, 2006, in cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised stock acquisition rights shall be treated according to applicable agreements in relation to the merger.

6. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved, or where the proposals on the share exchange agreement and the share transfer plan, under which the Company becomes a wholly-owned subsidiary, are approved at the General Meeting of Shareholders, the stock acquisition rights may be acquired without contribution.

(2) If a Stock Acquisition Rights Holder, prior to the exercise of stock acquisition rights no longer fulfills the conditions for exercising stock acquisition rights (except for the cases in above 5.(1)), the Company may acquire such unexercised stock acquisition rights without contribution.

7. Matters concerning Transfer of Stock Acquisition Rights
In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

8. Issuance of Stock Acquisition Rights Certificates
The stock acquisition rights certificates shall be issued only if a request is made by the Stock Acquisition Rights Holder.

9. Amount of the Issue Price of Shares which are not Incorporated into the Stated Capital in the event of Issuance of Shares due to Exercise of Stock Acquisition Rights

The amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares due to exercise of the Stock Acquisition Rights shall be the amount deducting the amount to be incorporated into the stated capital from the issue price (provided, however, that if an adjustment is made to the issue price, the issue price after the adjustment). The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the issue price (provided, however, that if an adjustment is made, the issue price after adjustment) by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

10. Determination of Detailed Matters

Other detailed matters concerning terms for and methods of exercising stock acquisition rights shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holders.

- End -

Descriptions of the Second Series of Stock Acquisition Rights of IT Holdings Corporation

1. Name of Stock Acquisition Rights

The Second Series of Stock Acquisition Rights of IT Holdings Corporation (hereinafter referred to as the "Stock Acquisition Rights")

2. Class and Number of Shares subject to Stock Acquisition Rights

The class and number of the shares subject to each Stock Acquisition Right are 100 shares of common stock of IT Holdings Corporation (hereinafter referred to as the "Company").

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to the Stock Acquisition Rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share, resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company, may adjust the number of shares subject to the Stock Acquisition Rights. In such case, the aforementioned provisional statement shall be also applied.

3. Amount of Assets Invested upon the Exercise of each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, the assets shall be invested in cash, and it shall be the amount calculated by multiplying the amount per share

which may be delivered upon exercising the Stock Acquisition Rights and which should be paid in (hereinafter referred to as the "Paid-in Amount") by the number of shares subject to the Stock Acquisition Rights. The Paid-in Amount shall be ¥4,750.

In cases where the Company, after issuance of the Stock Acquisition Rights, conducts a stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula. Any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split or Consolidation Ratio}}$$

Additionally, after the issuance of the Stock Acquisition Rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary, the Company may adjust the Paid-in Amount. In such case, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From April 1, 2008 to December 31, 2009

5. Conditions for Exercising Stock Acquisition Rights

(1) A Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights in part or in whole in each and every period provided below; provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(i) Right to 3/4 of the shares subject to the allotted Stock Acquisition Rights may be exercised from April 1, 2008 to December 31, 2008

(ii) Right to all shares subject to the allotted Stock Acquisition Rights may be exercised from January 1, 2009 to December 31, 2009

(2) The Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a

director, operating officer or employee of the Company's subsidiary; provided, however, that if the Stock Acquisition Rights Holder loses his/her position as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as a director, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work or on administrative leave, each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an Employee is absent or on administrative leave, the Share Option Holder shall not exercise his/her Share Options during that period.

(ii) In cases where the Share Option Holder who is an employee is absent or on administrative leave over 12 months consecutively from the date of issuance of the Stock Acquisition Rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and administrative leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) In cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised Stock Acquisition Rights shall be treated according to applicable agreements in relation to the merger.

6. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules *(kaisha keisan kisoku)*, and any fractions less than one yen shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

7. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved or where the share exchange agreement or share transfer plan, under which the Company becomes a wholly-owned subsidiary, is approved, the Company may acquire the Stock Acquisition Rights without contribution.

(2) In cases where the Stock Acquisition Rights Holder, prior to the exercise of the

Stock Acquisition Rights, no longer fulfills, the conditions for exercising the Stock Acquisition Rights (except for the cases in above 5.(1)), the Company may acquire the Stock Acquisition Rights without contribution.

8. Restriction on Acquisition of Stock Acquisition Rights by way of Transfer
In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

9. Rule on Fractions Less than One Share Resulting from Exercise of the Stock Acquisition Rights
Fractions less than one share in the number of shares to be delivered to the Stock Acquisition Rights Holder who has exercised the Stock Acquisition Rights, if any, shall be rounded down.

10. Determination of Detailed Matters
Methods of exercising the Stock Acquisition Rights and other detailed matters shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holder.

\- End -

Descriptions of the Fourth Series of Stock Acquisition Rights of TIS Inc.

1. Name of Stock Acquisition Rights

The Fourth Series of Stock Acquisition Rights of TIS Inc.

2. Class and Number of Shares subject to Stock Acquisition Rights

364,700 shares of common stock of TIS Inc. (hereinafter referred to as the "Company")

In cases where the Company conducts a stock split or stock consolidation,, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to stock acquisition rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the number of shares subject to stock acquisition rights. In such case, the aforementioned provisional statement shall be applied.

3. Amount to be Paid upon the Exercise of Stock Acquisition Rights

The amount to be paid in per share subject to each stock acquisition right (hereinafter referred to as the "Paid-in Amount") is ¥4,014.

In cases where the Company, after issuance of stock acquisition rights, conducts a

stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula, and any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split/Consolidation Ratio}}$$

Additionally, after issuance of stock acquisition rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the Paid-in Amount. In such cases, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From July 1, 2007 to December 31, 2010

5. Conditions for Exercising Stock Acquisition Rights

(1) A person, who is allotted stock acquisition rights (hereinafter referred to as the "Stock Acquisition Rights Holder"), may exercise the allotted shares in part or in whole in each and every period provided below; provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(i) Right to 1/4 of the shares subject to the allotted stock acquisition rights may be exercised from July 1, 2007 to December 31, 2007

(ii) Right to 1/2 of the shares subject to the allotted stock acquisition rights may be exercised from January 1, 2008 to December 31, 2008

(iii) Right to 3/4 of the shares subject to the allotted stock acquisition rights may be exercised from January 1, 2009 to December 31, 2009

(iv) Right to all shares subject to the allotted stock acquisition rights may be exercised from January 1, 2010 to December 31, 2010

(2) A Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if after July 1, 2005, the Stock Acquisition Rights Holder loses its position

as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as director, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted stock acquisition rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted stock acquisition rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position as employee due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted stock acquisition rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work or on administrative leave, each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on administrative leave, the Stock Acquisition Rights Holder may not exercise his/her Stock Acquisition Rights during that period.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on administrative leave over 12 months consecutively from date of issuance of stock acquisition rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and administrative leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) After July 1, 2007, in cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance, for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised stock acquisition rights shall be treated according to the applicable agreements in relation to the merger.

6. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved, or where proposals on the share exchange agreement and the share transfer plan, under which the Company becomes a wholly-owned subsidiary, are approved at the General Meeting of Shareholders, the stock acquisition rights may be acquired without contribution.

(2) If a Stock Acquisition Rights Holder, prior to the exercise of stock acquisition rights no longer fulfills the conditions for exercising stock acquisition rights (except for the cases in above 5.(1)), the Company may acquire such unexercised stock acquisition rights without contribution.

7. Matters concerning Transfer of Stock Acquisition Rights

In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

8. Issuance of Stock Acquisition Rights Certificates

The stock acquisition rights certificates shall be issued only if a request is made by the Stock Acquisition Rights Holder.

9. Amount of the Issue Price of Shares which are not Incorporated into the Stated Capital in the event of Issuance of Shares due to Exercise of Stock Acquisition Rights

The amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares due to exercise of the Stock Acquisition Rights shall be the amount deducting the amount to be incorporated into the stated capital from the issue price (provided, however, that if an adjustment is made to the issue price, the issue price after the adjustment). The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the issue price (provided, however, that if an adjustment is made, the issue price after adjustment) by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

10. Determination of Detailed Matters

Other detailed matters concerning terms for and methods of exercising stock acquisition rights shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with Stock Acquisition Rights Holders.

\- End -

Descriptions of the Third Series of Stock Acquisition Rights of IT Holdings Corporation

1. Name of Stock Acquisition Rights

The Third Series of Stock Acquisition Rights of IT Holdings Corporation (hereinafter referred to as the "Stock Acquisition Rights")

2. Class and Number of Shares subject to Stock Acquisition Rights

The class and number of the shares subject to each Stock Acquisition Right are 100 shares of common stock of IT Holdings Corporation (hereinafter referred to as the "Company").

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to the Stock Acquisition Rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share, resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the number of shares subject to the Stock Acquisition Rights. In such case, the aforementioned provisional statement shall be also applied.

3. Amount of Assets Invested upon the Exercise of each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, the assets shall be invested in cash, and it shall be the amount calculated by multiplying the amount per share

which may be delivered upon exercising the Stock Acquisition Rights and which should be paid in (hereinafter referred to as the "Paid-in Amount") by the number of shares subject to the Stock Acquisition Rights. The Paid-in Amount shall be ¥4,014.

In cases where the Company, after issuance of the Stock Acquisition Rights, conducts a stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula. Any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split or Consolidation Ratio}}$$

Additionally, after the issuance of the Stock Acquisition Rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary, the Company may adjust the Paid-in Amount. In such case, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From April 1, 2008 to December 31, 2010

5. Conditions for Exercising Stock Acquisition Rights

(1) A Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights in part or in whole in each and every period provided below; provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

   (i) Right to 1/2 of the shares subject to the allotted Stock Acquisition Rights may be exercised from April 1, 2008 to December 31, 2008

   (ii) Right to 3/4 of the shares subject to the allotted Stock Acquisition Rights may be exercised from April 1, 2009 to December 31, 2009

   (iii) Right to all shares subject to the allotted Stock Acquisition Rights may be exercised from January 1, 2010 to December 31, 2010

(2) The Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if the Stock Acquisition Rights Holder loses his/her position as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as a director, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work, or on administrative leave, each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on administrative leave, the Share Option Holder shall not exercise his/her Share Options during that period.

(ii) In cases where the Share Option Holder who is an employee is absent or on administrative leave over 12 months consecutively from the date of issuance of the Stock Acquisition Rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and administrative leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) In cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised Stock Acquisition Rights shall be treated according to applicable agreements in relation to the merger.

6. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules (*kaisha keisan kisoku*), and any fractions less than one yen shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

7. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved or where the share exchange agreement or share transfer plan, under which the Company becomes a wholly-owned subsidiary, is approved, the Company may acquire the Stock Acquisition Rights without contribution.

(2) In cases where the Stock Acquisition Rights Holder, prior to the exercise of the Stock Acquisition Rights, no longer fulfills the conditions for exercising the Stock Acquisition Rights (except for the cases in above 5.(1)), the Company may acquire the Stock Acquisition Rights without contribution.

8. Restrictions on Acquisition of Stock Acquisition Rights by way of Transfer

In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

9. Rule on Fractions Less than One Share Resulting from Exercise of the Stock Acquisition Rights

Fractions less than one share in the number of shares to be delivered to the Stock Acquisition Rights Holder who has exercised the Stock Acquisition Rights, if any, shall be rounded down.

10. Determination of Detailed Matters

Methods of exercising the Stock Acquisition Rights and other detailed matters shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holder.

- End -

Descriptions of the First Series of Stock Acquisition Rights of INTEC Holdings, Ltd.

1. Class and Number of Shares subject to Stock Acquisition Rights

The class of shares subject to the First Series of stock acquisition rights of INTEC Holdings, Ltd. (hereinafter referred to as the "Stock Acquisition Rights") shall be common stock of INTEC Holdings, Ltd. (hereinafter referred to as the "Company"). The number of shares subject to each of the Stock Acquisition Rights (hereinafter referred to as the "Number of Target Shares") shall be one thousand (1,000).

In cases where the Company conducts a stock split or stock consolidation with respect to the shares of common stock of the Company, the Number of Target Shares shall be adjusted according to the following formula.

Number of Shares after Adjustment =
Number of Shares before Adjustment x Split/Consolidation Ratio

In addition, if the Company conducts a merger, company split, share exchange or share transfer (hereinafter collectively referred to as the "Merger, etc."), or allotment of shares without contribution, or if any adjustment of the Number of Target Shares is necessary, the Number of Target Shares may be adjusted to the extent reasonable, in consideration of the conditions of the Merger, etc. or the conditions of the allotment of shares without contribution or any other relevant factors.

However, any fraction less than one share resulting from the adjustment shall be rounded down.

2. Amount of Assets Invested upon the Exercise of Each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount of ¥1,176 per share which should be paid in upon exercising each Stock Acquisition Right (hereinafter referred to as the "Exercise Price") by the Number of Target Shares.

If, after issuance of the Stock Acquisition Rights, the Company conducts a stock split (including allotment of common stock without contribution; hereinafter the same shall apply) or stock consolidation of the common stock of the Company, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{1}{\text{Split/Consolidation Ratio}}$$

In addition, if the Company issues common stock of the Company or disposes treasury shares at a price lower than the market price (excluding those resulting from the exercise of stock acquisition rights (including those accompanying bonds) entitling holders to request the Company to issue common stock), the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up. The term "Number of Issued

Shares" in the following formula shall be the total number of issued common stock of the Company minus the number of treasury shares relating to common stock held by the Company. In addition, in the event of disposition of treasury shares, the term "Number of Newly-issued Shares" shall be read as the term "Number of Treasury Shares to be Disposed".

Exercise Price after Adjustment =

$$\text{Exercise Price before Adjustment} \times \frac{\text{Number of Issued Shares} + \dfrac{\text{Number of Newly-issued Shares} \times \text{Paid-in Amount per Share}}{\text{Market Price before Issue of New Shares}}}{\text{Number of Issued Shares} + \text{Number of Newly-issued Shares}}$$

3. Exercise Period of Stock Acquisition Rights

From November 1, 2006 to March 31, 2011. However, if the last date of the exercise period is a non-business day of the Company, the last date of the exercise period shall be the preceding business day.

4. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares of common stock of the Company are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules (*kaisha keisan kisoku*), and any fraction less than one (1) yen resulting from the calculation, shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

5. Restriction on Acquisition of Stock Acquisition Rights by way of Transfer

Approval by the resolution of the Board of Directors of the Company shall be required to acquire the Stock Acquisition Rights by way of transfer.

6. Reasons the Company may Acquire Stock Acquisition Rights

If an absorption merger agreement or consolidation merger agreement by which the Company becomes a dissolving company, an absorption split agreement or plan for split through establishment of a new company by which the Company becomes a split company, or a share exchange agreement or share transfer plan by which the Company becomes a wholly-owned subsidiary, is approved at a general meeting of shareholders of the Company or at a meeting of the Board of Directors of the Company, and if a date of acquisition is designated by the Company, the Company may acquire all the Stock Acquisition Rights without contribution, when such designated date comes.

7. Conditions for the Exercise of Stock Acquisition Rights

    (1) Holders of the Stock Acquisition Rights (hereinafter referred to as the "Stock Acquisition Rights Holders") shall be required to hold a position as a director or employee of the Company or a subsidiary of the Company at the time of the exercise of the Stock Acquisition Rights as well, except for the case where such holder retires from the position of a director of the Company or a subsidiary of the Company due to an expiration of the term of office, retires at the age of mandatory retirement, or transfers to an affiliate of the Company, or otherwise the Company deems that there is any reasonable ground other than the above.

    (2) In the event of death of the Stock Acquisition Rights Holder, no successor may exercise the Stock Acquisition Rights.

    (3) The details of any other matters shall be subject to the Agreement on Allotment of Stock Acquisition Rights, which is to be entered into by and between the Company and the Stock Acquisition Rights Holders based on resolution of the Board of Directors of the Company.

8. Fractions less than one share of the shares to be delivered to the Stock Acquisition Rights Holders, who have exercised the Stock Acquisition Rights, if any, shall be rounded down.

Descriptions of the Fourth Series of Stock Acquisition Rights of IT Holdings Corporation

1. Name of Stock Acquisition Rights

The Fourth Series of Stock Acquisition Rights of IT Holdings Corporation (hereinafter referred to as the "Stock Acquisition Rights")

2. Class and Number of Shares subject to Stock Acquisition Rights

The class of shares subject to each of the Stock Acquisition Rights shall be common stock of IT Holdings Corporation (hereinafter referred to as the "Company"). The number of shares subject to each of the Stock Acquisition Rights (hereinafter referred to as the "Number of Target Shares") shall be 790 shares.

In cases where the Company conducts a stock split or stock consolidation with respect to the shares of common stock of the Company, the Number of Target Shares shall be adjusted according to the following formula.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split/Consolidation Ratio}$$

In addition, if the Company conducts a merger, company split, share exchange or share transfer (hereinafter collectively referred to as the "Merger, etc."), or allotment of shares without contribution, or if any adjustment of the Number of Target Shares is necessary, the Number of Target Shares may be adjusted to the extent reasonable, in consideration of the conditions of the Merger, etc. or the conditions of the allotment of shares without contribution or any other relevant factors.

However, any fraction less than one share resulting from the adjustment shall be rounded down.

3. Amount of Assets Invested upon the Exercise of Each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount of ¥1,489 per

share which should be paid in upon exercising each Stock Acquisition Right (hereinafter referred to as the "Exercise Price") by the Number of Target Shares.
If, after issuance of the Stock Acquisition Rights, the Company conducts a stock split (including allotment of common stock without contribution; hereinafter the same shall apply) or stock consolidation of the common stock of the Company, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{1}{\text{Split/Consolidation Ratio}}$$

In addition, if the Company issues common stock of the Company or disposes treasury shares at a price lower than the market price (excluding those resulting from the exercise of stock acquisition rights (including those accompanying bonds) entitling holders to request the Company to issue common stock), the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up. The term "Number of Issued Shares" in the following formula shall be the total number of issued common stock of the Company minus the number of treasury shares relating to common stock held by the Company. In addition, in the event of disposition of treasury shares, the term "Number of Newly-issued Shares" shall be read as the term "Number of Treasury Shares to be Disposed".

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Issued Shares} + \dfrac{\text{Number of Newly-issued Shares x Paid-in Amount per Share}}{\text{Market Price before Issue of New Shares}}}{\text{Number of Issued Shares} + \text{Number of Newly-issued Shares}}$$

4. Exercise Period of Stock Acquisition Rights

From April 1, 2008 to March 31, 2011. However, if the last date of the exercise period is a non-business day of the Company, the last date of the exercise period shall be the preceding business day.

5. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing

Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares of common stock of the Company are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules (*kaisha keisan kisoku*), and any fraction less than one (1) yen resulting from the calculation, shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

6. Restriction on Acquisition of Stock Acquisition Rights by way of Transfer

Approval by the resolution of the Board of Directors of the Company shall be required to acquire the Stock Acquisition Rights by way of transfer.

7. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

If an absorption merger agreement or consolidation merger agreement by which the Company becomes a dissolving company, an absorption split agreement or plan for split through establishment of a new company by which the Company becomes a split company, or a share exchange agreement or share transfer plan by which the Company becomes a wholly-owned subsidiary, is approved at a general meeting of shareholders of the Company or at a meeting of the Board of Directors of the Company, and if a date of acquisition is designated by the Company, the Company may acquire all the Stock Acquisition Rights without contribution, when such designated date comes.

8. Conditions for the Exercise of Stock Acquisition Rights

(1) Holders of the Stock Acquisition Rights (hereinafter referred to as the "Stock Acquisition Rights Holders") shall be required to hold a position as a director or employee of the Company or a subsidiary of the Company at the time of the exercise of the Stock Acquisition Rights as well, except for the case where such holder retires from the position of a director of the Company or a subsidiary of the Company due to an expiration of the term of office, retires at the age of mandatory retirement, or transfers to an affiliate of the Company, or otherwise the Company deems that there is any reasonable ground other than the above.

(2) In the event of death of the Stock Acquisition Rights Holder, no successor may exercise the Stock Acquisition Rights.

(3) The details of any other matters shall be subject to the Agreement on Allotment of Stock Acquisition Rights, which is to be entered into by and between the Company and the Stock Acquisition Rights Holders based on resolution of the Board of Directors of the Company.

9. Fractions less than one share of the shares to be delivered to the Stock Acquisition Rights Holders, who have exercised the Stock Acquisition Rights, if any, shall be rounded down.

- End -

(Translation)

Reference Materials for the General Meeting of Shareholders (Supplement)

Attachment for Proposal No. 1

Financial statements and other documents for the fiscal year ended March 2007 of INTEC Holdings Ltd.

Business Report
Consolidated Balance Sheet
Consolidated Profit and Loss Statement
Consolidated Statement of Changes in Net Assets
Notes to Consolidated Financial Statements
Audit Report on Consolidated Financial Statements
Audit Report by the Board of Corporate Auditors regarding the Consolidated Financial Statements
Balance Sheet
Profit and Loss Statement
Statement of Changes in Net Assets
Notes to Financial Statements
Audit Report on the Financial Statements
Audit Report by the Board of Corporate Auditors

TIS Inc.

(translation)

BUSINESS REPORT

(From October 2, 2006 to March 31, 2007)

Note: Although our first fiscal year is from October 2, 2006 to March 31, 2007, this consolidated fiscal year is from April 1, 2006 to March 31, 2007.

1. Current Status of the Corporate Group

(1) Status of business of this consolidated fiscal year

i. Business Progress and Performance

(i) Overview of whole operations of this consolidated fiscal year

The Japanese economy recovered steadily during this consolidated fiscal year, with increased private capital investment and further improvement in the job market, thanks to increased corporate revenues.

With solid growth in IT investment by the private sector, including financial, distribution, service, and manufacturing, the information and telecommunications industries showed steady growth.

Although in equipment leasing, the main product line of IT equipment showed a trend of decrease in the number of units and value, favorable results in office equipment continued, resulting in no significant net change in the lease market overall.

Based on increased demand due to growth in the economy, real estate leasing and management continued on the road to recovery as far as the vacancy rate for metropolitan areas is concerned. Rents, however, have remained unchanged or are down slightly in areas other than the downtown core of Tokyo.

To further increase the corporate value of the INTEC Group (i.e., our company and its consolidated subsidiaries; the same applies hereinafter), we established INTEC Holdings, Ltd. as a pure holding company as of October 2, 2006.

Actively pursuing a growth strategy under our new holding structure, our group is expanding: we acquired shares of FLEX Inc. in October, of Keyport Solutions Inc. in December, and of Chuo System Corporation in March, as part of the growth plan of our information and telecommunications business, adding them to the portfolio of our direct subsidiaries. In November, we also acquired our most recent subsidiary, MITEC Inc., which manufactures electronic parts.

Under such conditions, our business results for the current consolidated fiscal year (April 1, 2006, to March 31, 2007) were 115,483 million yen in sales (5.1% higher than the March 2006 consolidated results for INTEC Inc.), an operating income of 9,588 million yen (+9.7%), income before extraordinary items of 8,391 million yen (+15.9%), with the current net earnings increasing significantly from the net loss of 1,211 million yen of March 2006 results of INTEC Inc. to 4,960 million yen.

(ii) Overview of Business Segments

[Information and Telecommunications Business]

In the information and telecommunications business, the core of all our activities, we act as an IT partner to our clients, seeking to strengthen their competitiveness by building strategic information systems to facilitate their management. We also provide auxiliary services to optimize their utilization of IT. In this area we planned and worked aggressively to increase our business.

Our software business grew steadily, with orders coming in from financial institutions for large development projects for integrated systems, as well as for core operating systems from the manufacturing, distribution, and service industries. We increased our development resources for financial institutions to enable us to respond to the demand for secondary development projects that we anticipated, following mergers among large banks. Our participation in projects with regional banks for information system sharing is ongoing.

In the manufacturing sector we delivered a number of reconfigured core operating systems to large clients and also succeeded in the development and delivery of many production and sales systems to small and medium-sized manufacturers.

For customers in the distribution and service sectors we developed and delivered business and information systems.

With an increasing number of proposals on the table for large software system development, we expanded the developmental capacity of Hokuriku Software Factory to increase our competitive strength and revenue. In addition, INTEC Information Technology (Wuhan) Co., Ltd., our major overseas operation, started to contribute fully to our development efforts.

As part of our efforts to further improve quality and increase productivity, we developed IP3 (Intec Process for Best Performance and High Productivity) through systematic compilation and standardization of all business processes throughout our company. It was officially adopted and implemented as the uniform enterprise standard. In addition, we made the status of each project visible through the support of, and audit by, the PMO (Project Management Office) and the introduction of EPM (Enterprise Project Management) that tracks progress and cost estimates. Sophisticated management of projects was thus made possible.

In system integration, inquiries kept streaming in from large regional banks regarding the financial institution-oriented information system called "F3" (F-Cube), and our marketing efforts are ongoing.

We expanded in the area of outsourcing by initiating the core partner strategic program in collaboration with major computer manufacturers and software vendors. We succeeded in stimulating new demand, which led to orders for system management and operations from a number of companies.

In the area of networks, we were actively involved in the joint verification and formulation of standard specifications under the Standardization Project for Next-Generation B-to-B Electronic Interchange (EDI) by the Ministry of Economy, Trade and Industry, with "B-ixServ" utilized as the communications server of the messaging standard for the distribution sector by large retailers and wholesalers. Having formed a business alliance with UL Systems Inc. in the area of next-generation EDI service for the distribution industry last December, we built full capability to offer comprehensive services ranging from consulting to outsourcing.

In the area of biotechnology, we experienced steady growth in development contracts from universities, research institutions, and companies involved in pharmaceuticals, food, and biotechnology. One of our main products, "EXpath II", a system for pathological and cytological tests, was very well received by the market, and we were successful in sales of the new version to both existing users and new customers.

Meanwhile, there was a steady increase in the number of people using "My Kitokito Diary," a system for preventing lifestyle-related diseases, which was put into full operation in August 2006. We plan to enhance the features of the system and market it nationwide. In the search and analysis services using biomarkers, we made progress in our joint research with pharmaceutical and food product manufacturers and university research laboratories.

[Leasing Business]

In order to strengthen our cost competitiveness, we continued our efforts to reduce financing costs. At the same time, we actively pursued a variety of business alliances to hedge against the risk of rising interest rates. Our corporate assets were reviewed and restructured to improve our financial strength, and interest-bearing debt was reduced to counter the risk of higher interest rates.

[Real Estate Leasing and Management]

In addition to actively recruiting tenants with the goal of maintaining and increasing the occupancy rate of our properties, we performed repairs and maintenance of buildings to increase the level of satisfaction of our tenants.

To increase efficiency, INTEC Kosan Inc., a real estate-related subsidiary, was merged with My City Inc. (The surviving corporation, INTEC Kosan Inc., changed its name to INTEC Amenity Inc.)

Our segmental sales and operating income of the current consolidated fiscal year are as follows:

(Millions of yen)

Segment	Sales	Operating income
Information and Telecommunications Business	108,205	8,720
Leasing Business	7,859	278
Real Estate Leasing and Management	3,931	510
Other businesses	2,478	79
Elimination in consolidation	(6,991)	(0)
Total	115,483	9,588

ii. Status of Capital Investment

As capital investment during this consolidated fiscal year, we invested in total 5,602 million yen, mainly in reinforcement of production facilities, purchases of lending properties, the building constructed in Toyama City, etc. The major investments are as follows:

(Millions of yen)

Company name	Description	Amount
INTEC INC.	Construction of the building in front of INTEC'S head office	1,271
	Construction of INTEC Kids Building	213
	Restoration work of air-conditioning system, etc. of Osaka Building	106
	Communication devices, computers, peripheral equipment, software, etc. for network business	505
INTEC LEASING INC.	Lending properties	1,967

iii. Status of Financing

There are no noteworthy items to report.

iv. Status of acquisition or disposition of other company's stock or interests or stock acquisition rights, etc.

- INTEC INC. additionally acquired 3,000 shares of HOKKOKU INTEC SERVICE (6.0% of its total voting shares) on May 4, 2006, and therefore it has become our consolidated subsidiary.
- We, INTEC HOLDINGS, Ltd., acquired 11,952 shares of Keyport Solutions, Inc. (81.0% of its total voting shares) on December 4, 2006, and therefore it and its subsidiaries, ODK Information System Co., Ltd. and es Crew, Inc.,

became our consolidated subsidiaries.

(2) Assets, and Profit and Loss

(Millions of yen)

Classification	FY ended Mar 2007 1st Period	FY ended Mar 2006 of INTEC INC.
Sales	115,483	109,885
Operating income	9,588	8,743
Income before extraordinary items	8,391	7,240
Net income / (loss)	4,960	(1,211)
Net income / (loss) per share (¥)	¥101.54	¥(25.85)
Total assets	130,886	127,648
Total net assets	41,953	33,463

Note: Although our 1st fiscal year is from October 2, 2006 to March 31, 2007, this consolidated fiscal year is from April 1, 2006 to March 31, 2007.

(3) Status of Important Parent Company and Subsidiaries

i. Status of Parent Company

N/A

ii. Status of Major Subsidiaries

Company name	Stated capital (Millions of yen)	Percentage of our ownership (%)	Main businesses
INTEC INC.	20,830	100.0	outsourcing, software development, system integration, network, IT consulting
INTEC Web and Genome Informatics Corporation	1,396	100.0	biotechnology, R&D of information technology and applied technology
IUK INC.	213	100.0*	sale of information devices, useware service
INTEC Solution Power Inc.	253	100.0*	software development, operation of computer system
KOUSHI INTEC Inc.	50	100.0*	software development, operation and administration of computer system
HOKKOKU INTEC SERVICE	25	51.0*	information processing, software development

WITHINTEC INC.	50	100.0*	data entry, facility management
HOKKAIDO INTEC Co.	16	100.0*	data entry, useware service
Keyport Solutions, Inc.	219	81.0	financial system consulting, solution service
ODK Information System Co., Ltd.	175	92.7*	commodity future trading system, outsourcing
INTEC LEASING INC.	100	100.0*	leasing, installment sale
INTEC Amenity Inc.	100	100.0*	total building management, real-estate leasing
SKY INTEC INC.	60	100.0*	advertising, marketing, printing
Huma(n) Corporation	50	100.0*	general labor dispatch service, fee-charging employment placement
es Crew, Inc.	20	100.0*	general labor dispatch service, fee-charging employment placement

Notes:

1. * shows that our subsidiary(s) owns whole or part of such shares.
2. Through our acquisition of shares of Keyport Solutions, Inc., on December 4, 2006, it and its subsidiaries ODK Information System Co., Ltd. and es Crew, Inc. became consolidated subsidiaries of INTEC Holdings.
3. INTEC Kosan Inc. was merged with My City Inc. The surviving corporation, INTEC Kosan Inc., changed its name to INTEC Amenity Inc.
4. Through additional acquisition of shares on May 25, 2006, HOKKOKU INTEC SERVICE was converted from our equity method affiliate to our consolidated subsidiary.

(4) Management Awareness of Problems

The goal in our core business, information and telecommunications services, is to contribute to the growth of clients through IT, and on the basis of our customers' trust, we will grow our company through technology and intellectual capital. We also seek to expand our businesses of software development, system integration, outsourcing, and network services.

As an IT corporate group that handles important customer information, we regard information security as our most important challenge. We deeply regret the incident of July 2006, in which data, including personal information, was inadvertently released onto the Internet in a system development project for which INTEC Inc. was commissioned. In addition to strengthening our security controls, the group stepped up training and education initiatives for all our employees and for those of our affiliates to prevent any reoccurrence of such an incident. As part of these efforts, we have established an Information Security Committee that is attended by all group members. We have not only implemented specific measures for information security but also constantly watch out for risks and threats so that we can swiftly take proactive measures. We have been and continue to be active in certification for information security and to date have obtained the Privacy Mark for personal information security, ISMS (Information Security Management System), and ISO9001, an international model standard for quality control and quality assurance, created by the International Organization for Standardization. In the future, we will continue to take the utmost precautions to safeguard information security, complying with laws and corporate ethics, and act as a good corporate citizen in the community.

Meanwhile, as we face the need to respond to large-scale development projects, developing human resources has become more and more important. As part of our efforts to improve the skills of our employees, the group established INTEC College, where we provide employees with technical training based on our own systems. To further improve technical skills, we have developed the Skills Management System as a means to conduct fair skill assessments and appropriate allocation of human resources.

We are actively engaged in the Ubiquitous Solutions business, which is the area emerging as the cutting-edge IT trend, and B2B-ix, the next generation of business-to-business transactions on the Internet. B2B-ix is expected to become the next-generation VAN infrastructure for business-to-business transactions. We will promote it to the sectors we are familiar with and introduce it to new industries as well.

In our lease business, we are taking the appropriate measures to ensure fair lease rates, reduce the burden of interest-bearing debt, and deal with the risk of rising interest rates.

In our real estate leasing and management business, we are experiencing difficulties attracting tenants due to corporate restructuring of operations. In addition to increasing the level of satisfaction among our tenants in rental buildings, including residential properties, and maintaining and improving the current high occupancy rate, we will develop the high-value-added business of comprehensive property management, including such related services as building construction.

On April 1, 2007, we reorganized the INTEC Group by moving the domestic subsidiaries of INTEC Inc. in the information and telecommunications sector to the direct ownership of INTEC Holdings, Ltd.

Under this holding company structure, we are strengthening the management efficiency of the group, including corporate strategy, business resource management, and compliance. We will increase our capacity for growth and thereby the corporate value of our entire group, enabling us to offer more to the community as a corporate citizen.

(5) Major businesses (as of March 31, 2007)

We are mainly involved in the information and telecommunications business, and are developing the businesses of outsourcing, software, system integration, network, IT consulting, bio-infomatics, etc. We also provide services regarding associated operations including leasing business, real estate leasing and management, personnel-service business, and advertising.

(6) Major offices (as of March 31, 2007)

INTEC Holdings, Ltd.	Head office	5-5 Ushijimashin-machi Toyama
	Domestic	Tokyo
INTEC INC.	Head office	5-5 Ushijimashin-machi Toyama
	Tokyo office	1-3-3 Shinsuna Koto-ku Tokyo
	Domestic	Sapporo, Kushiro (Hokkaido), Obihiro (Hokkaido), Sendai ,Yamagata, Tokyo, Yokohama, Niigata, Toyama, Takaoka (Toyama), Uozu (Toyama), Kanazawa, Fukui, Nagano, Nagoya, Kyoto, Osaka, Kobe, Hiroshima, Takamatsu, Matsuyama, Fukuoka, Oita
INTEC Web and Genome Informatics Corporation	Head office	1-3-3 Shinsuna Koto-ku Tokyo
	Domestic	Toyama
IUK INC.	Head office	1-5-10 Iidabashi Chiyoda-ku Tokyo
	Domestic	Toyama, Nagoya, Osaka
INTEC Solution Power Inc.	Head office	3-25-3 Yoyogi Shibuya-ku Tokyo
	Domestic	Sendai, Tokyo, Chiba, Niigata, Nagoya, Osaka
KOUSHI INTEC Inc.	Head office	9-32 Okuda-cho Toyama
	Domestic	Kanazawa Fukui

HOKKOKU INTEC SERVICE	Head office	2-1 Kuratsuki Kanazawa
WITHINTEC INC.	Head office	6-22 Shimo-shinhonmachi Toyama
	Domestic	Sendai, Yokohama, Niigata, Nagano, Oita
HOKKAIDO INTEC Co.	Head office	5-1-13 Kita-12jo Higashi-ku Sapporo
Keyport Solutions, Inc.	Head office	1-28-38 Shinkawa Chuo-ku Tokyo
ODK Information System Co., Ltd.	Head office	1-28-38 Shinkawa Chuo-ku Tokyo
INTEC LEASING INC.	Head office	5-5 Ushijimashin-machi Toyama
	Domestic	Tokyo
INTEC Amenity Inc.	Head office	5-5 Ushijimashin-machi Toyama
	Domestic	Tokyo, Yokohama, Toyama, Osaka
SKY INTEC INC.	Head office	9-32 Okuda-cho Toyama
	Domestic	Tokyo, Uozu (Toyama), Kanazawa
Huma(n) Corporation	Head office	5-5 Ushijimashin-machi Toyama
es Crew, Inc.	Head office	1-28-38 Shinkawa Chuo-ku Tokyo

(7) Status of Employees (as of March 31, 2007)

(i) Status of Employees of INTEC Group

Segment	Number of employees
Information and Telecommunications Business	4,913
Leasing Business	7
Real Estate Leasing and Management	114
Other businesses	59
Total	5,093

Note: The number of employees above shows the number of people involved in our business. (It excludes our people on secondment to an entity other than our group, and includes people of other entity on secondment to our group.) The number of temporary staff is omitted.

(ii) Status of Employees of INTEC HOLDINGS

Number of employees	Average age	Average length of service
18	43.3	0.5 year

Note: The number of employees above shows the number of people involved in our business. (It includes people of our group on secondment to us.) The number of temporary staff is omitted.

(8) Major Lenders (as of March 31, 2007)

(Millions of yen)

Company name	Lender	Amount of debt
INTEC INC.	Bank of Tokyo-Mitsubishi UFJ	12,172
	The Hokkoku Bank	7,980
	The First Bank of Toyama	6,500
	The Fukui Bank	6,485
	Mizuho Corporate Bank	5,347

2. Status of the Company

(1) Status of shares (as of March 31, 2007)

i. Total number of authorized shares: 200,000,000 shares

ii. Total number of issued shares: 51,896,737 shares

iii. Number of shareholders: 9,158 shareholders

iv. Major shareholders:

Name of shareholders	Number of owned shares (Thousands)	Percentage of ownership (%)
Japan Trustee Services Bank (in trust)	5,434	10.47
The Master Trust Bank of Japan (in trust)	2,803	5.40
The Master Trust Bank of Japan (in employee pension trust, in trust of Mitsubishi Electric Corporation)	2,024	3.90
INTEC INC.	2,014	3.88
Nippon Life Insurance Company	1,593	3.07
The Nomura Trust and Banking (in investment trust)	1,403	2.70
Bank of Tokyo-Mitsubishi UFJ	1,045	2.01
The Hokkoku Bank	1,002	1.93
The Hokuriku Bank	944	1.82
Mitsubishi Corporation	912	1.76

Notes:

1. The list above shows the top 10 shareholders including one shareholder who owns more than 10% of the total number of issued shares.
2. Percentage of ownership is calculated with treasury shares (5,355 shares) excluded.

(2) Status of stock acquisition rights (as of March 31, 2007)

i. Status of stock acquisition rights issued to and held by our directors and auditors as consideration for the execution of duties

N/A

ii. Status of stock acquisition rights issued to employees, etc. as consideration for the execution of duties during this fiscal year

(i) Date of resolution for issuance: June 28, 2006

(ii) Total number of stock acquisition rights: 262

(iii) Class and total number of shares subject to stock acquisition rights:

262,000 shares of common stock (1,000 shares per stock acquisition right)

(iv) Issue price of stock acquisition rights: no contribution

(v) Exercise price of stock acquisition rights:

1,176 yen per share

(vi) Exercise period of stock acquisition rights:

From November 1, 2006 to March 31, 2011

(vii) Increase in stated capital and capital reserves when issuing shares due to exercise of stock acquisition rights

a. The amount of stated capital that is to be increased when shares of common stock of the Company are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules, and any fraction less than one (1) yen resulting from the calculation shall be rounded up.

b. The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in a. above, less the amount of the increase of the stated capital provided in a. above.

(viii) Conditions for exercise of stock acquisition rights

a. Holders of the Stock Acquisition Rights (the "Stock Acquisition Rights Holders") shall be required to hold a position as a director or employee of the Company or a subsidiary of the Company at the time of the exercise of the Stock Acquisition Rights as well, except for the case where such holder retires from the position of a director of the Company or a subsidiary of the Company due to an expiration of the term of office, retires at the age of mandatory retirement, or transfers to an affiliate of the Company, or otherwise the Company deems that here is any reasonable ground other than the above.

b. In the event of death of the Stock Acquisition Rights Holder, no successor(s) may exercise the Stock Acquisition Rights.

c. The details of any other matters shall be subject to the Agreement on Allotment of Stock Acquisition Rights, which is to be entered into by and between the Company and the Stock Acquisition Rights Holders.

(ix) Status of stock acquisition rights delivered to the Company's employees, etc.

	Number of stock acquisition rights	Number of shares subject to stock acquisition rights	Number of persons to whom stock acquisition rights were delivered
Employees of the Company	13	13,000	1
Officers and employees of the Company's subsidiaries	249	249,000	89

Note: The stock acquisition rights above were issued on October 2, 2006 to replace the stock acquisition rights issued by INTEC INC., which became the Company's wholly owned subsidiary by means of the share transfer of October 2, 2006, as provided for by Article 773 of the Companies Act regarding stock acquisition rights subject to share transfer. The plan of such share transfer was approved at the shareholders' meetings of the companies to become wholly owned subsidiaries by means of share transfer (i.e. INTEC INC., INTEC Web and Genome Informatics Corporation) held on June 28, 2006.

(3) Status of directors, etc.

i. Directors and Corporate Auditors (as of March 31, 2007)

Position and Responsibility	Name	Representative Positions at Other Entities
Representative Director, Chairman and President, CEO	Tetsuo Nakao	Chairman of Telecom Service Association
Director, Vice President, Co-CEO	Toshikuni Hirai	
Director	Junji Kanaoka	Representative Director and President of the First Bank of Toyama, Ltd.

Director	Hachiro Nitta	Representative Director and President of NIHONKAI GAS CO., LTD Representative Director and Chairman of SAPLA Kabushiki Kaisha Representative Director of Taikoyama Kanko Kabushiki Kaisha.
Director	Mitsuyoshi Ushiro	
Director	Hideaki Miyaji	Representative Director, Executive Officer, President of INTEC INC. Representative Director and Chairman of INTEC Solution Power Inc. President of INTEC Information Technology (WUHAN) co., ltd
Director	Shigeo Morita	
Director	Masaru Takeda	Head of the department of general affairs of INTEC Group
Corporate Auditor	Yasuhiro Murai	
Corporate Auditor	Hitoshi Kawamura	Representative Director and Chairman of Sankyo-Tateyama Holdings, Inc. Representative Director and President of Sankyo-Tateyama Aluminum, Inc.
Corporate Auditor	Shigekazu Takeuchi	Representative Director and President of TAKEUCHI PRESS INDUSTRIES CO., LTD.
Corporate Auditor	Yoshiro Konishi	

Notes:

1. Mr. Junji Kanaoka and Mr. Hachiro Nitta (Directors) are outside directors.
2. Mr. Hitoshi Kawamura and Mr. Toshikazu Takeuchi (Corporate Auditors) are outside corporate auditors.
3. Important positions held concurrently by directors and corporate auditors during this fiscal year are as follows:

	Name	Company of concurrently held position	Concurrently held position
Director	Mitsuyoshi Ushiro	INTEC INC.	Director, Chairman
	Shigeo Morita	INTEC INC.	Director, Executive Officer, Vice President
Corporate Auditor	Yasuhiro Murai	INTEC INC.	Corporate Auditor
	Hitoshi Kawamura	INTEC INC.	Corporate Auditor
	Shigekazu Takeuchi	INTEC INC.	Corporate Auditor
	Yoshiro Konishi	INTEC INC.	Full-time Corporate Auditor

4. After the end of the fiscal year, as of April 1, 2007, the duties held by directors changed in part as follows:

Position	Name	Duties or representation of other entity
Director, Vice President	Hideaki Miyaji	Representative Director and Chairman of INTEC Solution Power Inc. President of INTEC Information Technology (WUHAN) co., ltd
Director	Shigeo Morita	Representative Director, Executive Officer, Vice President of INTEC INC.

ii. Amount of Compensation for Directors and Corporate Auditors

Classification	Number of persons to whom compensation was paid	Amount of compensation
Directors (Outside Directors)	5 (2)	¥37,000,000 (¥2,000,000)
Corporate auditors (Outside corporate auditors)	1 (N/A)	¥5,000,000 (N/A)
Total	6	¥43,000,000

Notes:

1. The total amount of monthly compensation for directors is limited to a maximum of 10 million yen by the Articles of Incorporation.
2. The total amount of monthly compensation for corporate auditors is limited to a maximum of 2 million yen by the Articles of Incorporation.

iii. Matters regarding Outside Offices Held

(i) Concurrently Held Operating Officer Positions at Other Companies

- Mr. Junji Kanaoka (Director) is a representative director and president of the First Bank of Toyama, Ltd. There is no special interest between the Company and the First Bank of Toyama, Ltd.
- Mr. Hachiro Nitta (Director) is a representative director and president of NIHONKAI GAS CO., LTD, a representative director and chairman of SAPLA Kabushiki Kaisha, and a representative director of Taikoyama Kanko Kabushiki Kaisha. There is no special interest between the Company and NIHONKAI GAS CO., LTD, SAPLA Kabushiki Kaisha and Taikoyama Kanko Kabushiki Kaisha.
- Mr. Hitoshi Kawamura (Corporate Auditor) is a representative director and chairman of Sankyo-Tateyama Holdings, Inc., a representative director and president of Sankyo-Tateyama Aluminum, Inc., and a representative director of TULIP-TV INC. There is no special interest between the Company and Sankyo-Tateyama Holdings, Inc., Sankyo-Tateyama Aluminum, Inc. and TULIP-TV INC.
- Mr. Shigekazu Takeuchi (Corporate Auditor) is a representative director and president of TAKEUCHI PRESS INDUSTRIES CO., LTD. There is no special interest between the Company and TAKEUCHI PRESS INDUSTRIES CO., LTD.

(ii) Relationships with the Company and Other Specific Related Vendors

- Mr. Katsuki Kanaoka, the director and operating officer of INTEC INC., our subsidiary, (the representative director, operating officer, and president from April 1, 2007,) is a relative within the third degree of kinship of Mr. Junji Kanaoka (Director).

(iii) Concurrently Held Outside Officer Positions at Other Companies

- Mr. Hitoshi Kawamura (Corporate Auditor) is an outside corporate auditor of INTEC INC.
- Mr. Shigekazu Takeuchi (Corporate Auditor) is an outside corporate auditor of INTEC INC.

(iv) Major Activities during this Fiscal Year

- Mr. Junji Kanaoka (Director) attended two out of four meetings of the board held during this fiscal year, and made appropriate comments during discussion of the agenda, etc.
- Mr. Hachiro Nitta (Director) attended four meetings of the board held during this fiscal year, and made appropriate comments during discussion of the agenda, etc.
- Mr. Hitoshi Kawamura (Corporate Auditor) attended two out of four meetings of the board held during this fiscal year, attended all of three meetings of the board of corporate auditors held during this fiscal year, and made appropriate comments during discussion of the agenda, etc.
- Mr. Shigekazu Takeuchi (Corporate Auditor) attended two out of four meetings of the board held during this fiscal year, attended all of three meetings of the board of corporate auditors held during this fiscal year, and made appropriate comments during discussion of the agenda, etc.

(4) Status of Accounting Auditor

i. Name of Accounting Auditor: Ernst & Young ShinNihon

ii. Amount of Fees for Accounting Auditors for this Fiscal Year

(millions of yen)

Classification	Amount paid
Amount of Fees for Accounting Auditors for this Fiscal Year	4 (note 1)
Total amount of monies and other financial benefits to be paid by the Company and the Company's subsidiary	41

Notes:

1. This amount is for the Company's first fiscal year, from October 2, 2006 to March 31, 2007.

2. The accounting documents of the following subsidiaries of the Company are audited by Ernst & Young ShinNihon:
   INTEC INC., INTEC Web and Genome Informatics Corporation, INTEC LEASING INC., My City Inc.
   My City Inc. was merged with INTEC Kosan Inc. (presently INTEC Amenity Inc.) on January 1, 2007.
3. The accounting documents of the following subsidiaries of the Company are audited by an accounting firm other than the Company's accounting auditor:
   IUK INC., INTEC Solution Power Inc., INTEC Amenity Inc., Keyport Solutions, Inc.
4. The amount of fees for this fiscal year above is the sum of the fees for auditing under the Companies Act and the fees for auditing under the Securities Exchange Act because there is no clear division between the two under the audit agreement between the Company and the accounting auditor, nor is division between the two possible in practice.

iii. Policy on Determining Dismissal or No Reappointment of Accounting Auditor
In addition to dismissal of the accounting auditor by the board of corporate auditors under Article 340 of the Companies Act, if it is recognized as difficult for the accounting auditor to properly perform duties, a proposal for dismissal or no reappointment of the accounting auditor shall be put to a shareholders' meeting, subject to approval of or request by the board of corporate auditors.

(5) Structure to Ensure Appropriateness of Business Operations

i. Structure to ensure the compliance of directors' execution of duties with laws and regulations and the Articles of Incorporation
Directors shall execute their duties properly according to the rules of the board of directors, the rules of corporate structure, the rules of administrative authority, and the rules of compliance. In order to reinforce the stewardship function of the board of directors, we have outside directors.

ii. Structure regarding preservation and administration of information regarding directors' execution of duties
Information regarding directors' execution of duties (minutes of the board meetings, minutes of the management committees, approval documents, etc.) shall be preserved and administrated according to the rules of documents.

iii. Rules and other structures regarding loss risk control
We prevent loss by improving the structure to handle various loss risks according to the risk management regulations, and conducting internal audits.

For protection of private information in accordance with the management system described in JIS Q 15001 regarding protection of private information, we set associated regulations and improve the structure to implement and comply with them.

iv. Structure to ensure efficiency of directors' execution of duties

Directors shall manage the board of directors properly according to the rules of the board of directors. By having outside directors, we reinforce the stewardship function of the board of directors. We promote business efficiency and quickness by convening a management committee from time to time as a means to discuss important issues regarding operations, in addition to board meetings.

v. Structure to ensure the compliance of employees' execution of duties with laws and regulations and the Articles of Incorporation

Employees shall execute their duties properly according to the rules of corporate structure, the rules of segregation of duties and the rules of administrative authority. Important execution of duties shall be discussed at the management committee and reported to the board of directors. We have the Compliance Department to ensure the compliance of employees' execution of duties with laws and regulations and the Articles of Incorporation. The Compliance Department conducts internal audits on entire operations including compliance, and familiarizes all employees with compliance by holding compliance workshops.

vi. Structure to ensure appropriateness of business operations of corporate group consisting of the Company and its parent company and subsidiaries

According to the Group Operation Regulation, we set clear business goals for each group company and conduct performance monitoring which evaluates their completion and achievement quantitatively and qualitatively. Issues which may have a material impact on a company or the entire INTEC group shall be discussed and determined on a multidimensional basis at a meeting of the company or companies concerned. In order to enhance the governance of the entire group, the Compliance Department conducts internal audits on whole operations including compliance over each group company.

vii. Concerning Employee(s) assigned to assist the corporate auditors upon request of corporate auditors

Some members of the department of general affairs of the Group will be assigned as staff members to the board of corporate auditors and assist the corporate auditors.

viii. Independence from the directors of employee(s) to assist the corporate auditors

Personnel matters concerning employee(s) to assist the corporate auditors shall be subject to prior consultation with the corporate auditors.

ix. System for reporting to the corporate auditors by directors and employees and the system for other reporting to the corporate auditors

The directors shall, without delay, report to the corporate auditors on matters discussed or reported at the management committee. The directors shall report information regarding whistle-blowing to the corporate auditors according to the rules of compliance. In the event any incident or accident occurs, the director or the department head in charge shall report to the corporate auditors without delay.

x. Other systems to ensure efficiency of the corporate auditors' audit

The departments involved in internal audit or accounting shall assist the corporate auditors.

(6) Policy for Determining Distribution of Surplus Funds, etc.

There is no provision in the Articles of Incorporation concerning determination of the distribution of surplus funds, etc. by the board of directors.

(7) Basic Policy on the Control of the Company

N/A

Consolidated Balance Sheet

(as of March 31, 2007)

(Millions of yen) (Millions of yen)

[ASSETS]		[LIABILITIES]	
Current assets:	**35,760**	**Current liabilities:**	**49,459**
Cash and time deposits	5,497	Trade notes and accounts payable	4,297
Trade notes and accounts receivable	21,828	Short-term debt	8,035
Marketable securities	401	Current portion of long-term debt	19,738
Inventories	3,436	Current portion of debentures	300
Deferred tax assets	1,680	Accrued income taxes	2,034
Other current assets	3,025	Deferred tax liabilities	13
Allowance for doubtful receivables	(109)	Allowance for employees' bonuses	2,850
Fixed assets:	**95,088**	Allowance for directors' and corporate auditors' bonuses	19
Property, machinery and equipment:	**66,107**	Allowance for loss on development contracts	79
Buildings and structures	32,891	Other current liabilities	12,090
Machinery, equipment and other	2,907	**Long-term liabilities:**	**39,474**
Tools, instruments and fixtures	972	Debentures	9,100
Land	15,868	Long-term debt	24,751
Leased assets	13,466	Deferred tax liabilities	9
Construction in progress	0	Employees' retirement benefits	3,750
Intangible assets:	**6,733**	Directors' and corporate auditors' retirement benefits	254
Goodwill	1,728	Other long-term liabilities	1,607
Other intangible assets	5,004	**Total liabilities**	**88,933**
Investments and other assets:	**22,248**	[NET ASSETS]	
Investment securities	13,297	**Shareholders' equity:**	**41,078**
Long-term loans receivable	1,478	**Common stock**	**10,009**
Deferred tax assets	2,879	**Capital surplus**	**40,719**
Other assets	6,834	**Retained earnings**	**(6,864)**
Allowance for doubtful receivables	(2,241)	**Treasury stock**	**(2,785)**
Deferred assets	**37**	**Valuation and translation adjustments:**	**601**
		Unrealized gain on available-for-sale securities	**586**
		Deferred gain on hedges	**15**
		Stock acquisition rights	**0**
		Minority interests	**272**
		Total net assets	**41,953**
Total assets	**130,886**	**Total liabilities and net assets**	**130,886**

Consolidated Profit and Loss Statement

(from April 1, 2006 to March 31, 2007)

	(Millions of yen)
Net sales	**115,483**
Cost of sales	**95,901**
Gross profit	**19,581**
Selling, general and administrative expenses	**9,993**
Operating income	**9,588**
Other income:	**716**
Interest and dividend income	207
Others	508
Other expenses:	**(1,913)**
Interest expense	(1,232)
Equity in losses of non-consolidated subsidiaries and affiliates	(45)
Others	635
Operation earnings	**8,391**
Extraordinary gain:	**431**
Gain on sale of investment securities	188
Reversal of allowance for doubtful receivables	120
Others	122
Extraordinary loss:	**(655)**
Loss on sale and disposal of fixed assets	(111)
Liquidation loss of an affiliate	(107)
Others	(437)
Income before income taxes	**8,167**
Income taxes:	3,177
Current	2,291
Deferred	885
Minority interests in earnings of consolidated subsidiaries	29
Net income	**4,960**

Consolidated Statement of Changes in Net Assets

(from April 1, 2006 to March 31, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	20,455	24,478	(11,236)	(811)	32,884
Change during this fiscal year					
Increase (decrease) resulting from share transfer ·	(10,830)	15,425		(2,730)	1,892
Issuance of new shares ·	384	384			768
Cash dividends			(577)		(577)
Bonuses to directors and corporate auditors			(10)		(10)
Net income			4,960		4,960
Acquisition of treasury stock				(68)	(68)
Disposal of treasury stock ·		431		797	1,229
Net changes in the items other than shareholders' equity ·					
Total of changes	(10,445)	16,240	4,372	(1,973)	8,193
Balance as of March 31, 2007	10,009	40,719	(6,864)	(2,785)	41,078

(Millions of yen)

	Valuation and translation adjustments			Stock acquisition rights	Minority interests	Total net assets
	Unrealized gain on available for-sale securities	Deferred gain on hedges	Total valuation and translation adjustments			
Balance as of March 31, 2006	578	—	578	—	1,000	34,463
Change during this fiscal year						
Increase (decrease) resulting from share transfer ·						1,892
Issuance of new shares ·						768
Cash dividends						(577)
Bonuses to directors and corporate auditors						(10)
Net income						4,960
Acquisition of treasury stock						(68)
Disposal of treasury stock ·						1,229
Net changes in the items other than shareholders' equity ·	8	15	23	0	(728)	(704)
Total of changes	8	15	23	0	(728)	7,489
Balance as of March 31, 2007	586	15	601	0	272	41,953

Notes to Consolidated Financial Statements

[Notes to important issues to form the basis of preparation of consolidated financial statements]

1. Scope of consolidation
   (1) Number of consolidated subsidiaries and names of major consolidated subsidiaries
   Number of consolidated subsidiaries: 15
   Names of major consolidated subsidiaries:
   Names of major consolidated subsidiaries are listed in "Business Report, 1. Current Status of the Corporate Group, (3) Status of Important Parent Company and Subsidiaries, ii Status of Important Subsidiaries".
   HOKKOKU INTEC SERVICE was converted from our equity method affiliate to our consolidated subsidiary through additional acquisition of its shares. Keyport Solutions, Inc. and its subsidiaries ODK Information System Co., Ltd. and es Crew, Inc. became consolidated subsidiaries through acquisition of shares of Keyport Solutions, Inc. INTEC Kosan Inc. was merged with My City Inc., and changed its name to INTEC Amenity Inc.

   (2) Names of major non-consolidated subsidiaries, etc.
   Names of major non-consolidated subsidiaries:
   MITEC Inc., FLEX Co., Ltd., CHUOSYSTEM CORPORATION, etc.
   Reason for non-consolidation:
   Because every non-consolidated subsidiary is small in scale and the percentages of the total assets, sales, net income/loss or surplus funds of the Company and its consolidated subsidiaries are all minute, and therefore they are excluded from the scope of consolidation due to lack of significance.

2. Application of equity method
   (1) Number of non-consolidated subsidiaries and affiliates to which the equity method applies and names of major equity method companies
   Number of non-consolidated subsidiaries to which the equity method applies: 2
   Names of major equity method subsidiaries: MITEC Inc., FLEX Co., Ltd.
   Number of affiliates to which the equity method applies: 2
   Names of major equity method affiliates: PLANET, INC., e-solutions, inc.

(2) Names of non-consolidated subsidiaries and affiliates to which the equity method does not apply

Names of major companies:

Non-consolidated subsidiary: INTEC IT Capital, Inc., etc.

Affiliate: Niikawa Information Center INC.

Reason for non-application of the equity method:

Because the impact of each on consolidated net income and consolidated surplus funds is small and they are insignificant overall, they are excluded from the application of the equity method.

(3) Comments to be noted regarding the procedure of application of the equity method

Regarding companies for which the equity method is applied, for companies which have different accounting closing dates from the consolidated closing date, the financial statements of their most recent fiscal year are used.

3. Closing dates of consolidated subsidiaries

The accounting closing dates of the consolidated subsidiaries are the same as the consolidated closing date, except for IUK INC., HOKKAIDO INTEC Co., INTEC LEASING INC., INTEC Amenity Inc., SKY INTEC INC., Huma(n) Corporation (December 31). Regarding the companies which have different closing dates from the consolidated closing date, necessary adjustments for major transactions during the term between the closing date and the consolidated closing date are made on consolidation.

INTEC Web and Genome Informatics Corporation, INTEC Solution Power Inc., KOUSHI INTEC Inc., and WITHINTEC INC. changed their accounting closing dates from December 31 to March 31 during this fiscal year.

4. Accounting policy

(1) Standards and methods of valuation of assets

i. Investment securities

Held-to-maturity securities are assessed at amortized cost.

Marketable securities classified as available-for-sale securities are assessed at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in net assets.

Non-marketable securities classified as available-for-sale securities are assessed based on the cost determined by the moving average method.

Regarding investment to investment limited liability partnership or similar partnership (which are deemed as investment security under Section 2 of Article 2 of Securities Exchange Act), valuation is based on the available financial statements which are the most recent under the financial report dates provided in the partnership agreement, by the method of incorporating the amount equivalent to shares owned.

ii. Derivatives

Derivatives are stated at fair value.

iii. Inventories

Inventories are stated at cost on the basis of the specific identification method.

(2) Method of depreciation of fixed assets

i. Property, machinery and equipment

Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

Leased assets are amortized by the straight-line method over the lease period.

ii. Intangible fixed assets

Software for sale is amortized by the greater of either (a) the amortization cost based on estimated sales volume or (b) the evenly amortized amount over the expected useful life of 3 years. Software for in-house use is amortized by the straight-line method, assuming in-house useful life of 5 years.

Other intangible fixed assets are amortized by the straight-line method.

(3) Standards of provision of allowance

i. Allowance for doubtful receivables

Allowance for doubtful receivables is accounted for through individual determination of collectability for specific uncollectible receivables and for normal receivables, through the loan loss ratio.

ii. Allowance for employees' bonuses

Allowance for employees' bonuses is accounted for at an amount based on the estimated bonuses to be paid to employees for services rendered for the fiscal year.

iii. Allowance for directors' and corporate auditors' bonuses

Allowance for directors' and corporate auditors' bonuses is accounted for at an amount based on the estimated bonuses to be paid to directors and corporate auditors for services in the fiscal year.

iv. Allowance for loss on development contracts

Provision is made for development contracts with future losses in an amount that can be reasonably estimated.

v. Employees' retirement benefits

Employees' retirement benefits have been provided at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets, as adjusted for unrecognized actual gain or loss and unrecognized prior service cost.

Prior service cost is being amortized over a period of 5 years. Actual gain or loss is being mainly amortized by the straight-line method over a period of 13 years.

vi. Directors' and corporate auditors' retirement benefits

Directors' and corporate auditors' retirement benefits are provided at the amount the Companies would be required to pay, based on internal rules, if all eligible directors and corporate auditors were to retire at the fiscal year end.

(4) Other important issues to form the basis of preparation of consolidated financial statements

i. Deferred assets

All founding expenses were recorded as expenses at the time of disbursement.

ii. Lease transactions

Finance leases, other than those which are deemed to transfer the ownership of the leased assets to lessees, are accounted for as operating leases.

iii. Hedge accounting

(i) Hedge accounting method

Deferred hedge accounting is principally applied. For foreign exchange contracts, the applicable forward foreign exchange rates are applied if certain conditions are met. For interest-rate swaps, hedging instruments are recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

(ii) Hedging instruments and hedged items

Hedging instruments	Hedged items
Foreign exchange contracts	Foreign currency trade notes and accounts receivable
Interest rate swap agreements	Borrowings

(iii) Hedging policy

The Company uses forward foreign exchange contracts to reduce its exposure to the loss arising from foreign currency trade notes and accounts receivable. It uses interest-rate swap transactions to reduce its exposure to the interest rate fluctuations.

(iv) Assessment of hedging activity effectiveness

Hedge effectiveness is assessed through comparison of the cumulative changes of cash flows in the hedging instruments to the cumulative changes of those in the hedged items. For interest-rate swaps meeting the criteria for special treatment, however, assessment is omitted.

iv. Consumption tax, etc.

Taxes are excluded.

5. Valuation of assets and liabilities of consolidated subsidiaries

All of assets and liabilities of consolidated subsidiaries are valuated at fair value.

6. Depreciation of goodwill and negative goodwill

Goodwill at the date of acquisition—including negative goodwill and the difference between the acquisition cost and the fair value of the net equity of companies accounted for under the equity method—is amortized, by the straight-line method over the estimated useful lives (less than 20 years) as determined by information received from the respective companies acquired, unless the amount is unimportant.

[Notes to the consolidated balance sheet]

1. Pledged assets and debts regarding such pledge

(1) Pledged assets

	(Millions of yen)
Buildings and structure	16,857
Land	3,331
Machinery, equipment and other	60

Total		20,248

(2) Debts regarding such pledge

(Millions of yen)

Short-term debt	65	
Long-term debt	3,323	(including debt to be repaid within one year
Total	3,388	

2. Accumulated depreciation on property, machinery and equipment
   31,060 million yen

3. Liabilities for guarantee
   We guarantee the bank loan of a company that is not our consolidated subsidiary:
   Imizu Cable Network Kabushiki Kaisha 100 million yen

[Notes to the consolidated statement of changes in net assets]

1. Total number of issued shares

Thousands

Class of shares	Common stock
Number of shares at the end of the previous consolidated fiscal year	48,224
Number of increased shares during this consolidated fiscal year	3,672
Number of decreased shares during this consolidated fiscal year	N/A
Number of shares at the end of this consolidated fiscal year	51,896

Note: The increase in shares consists of 3,072 shares issued at the establishment of the Company on October 2, 2006, and 600 shares issued by exercise of stock acquisition rights.

2. Distribution of Surplus Funds
   (1) Amount of dividends, etc.
   N/A
   (2) Dividends, the record date for which is during this consolidated fiscal year and the effective date of which is during the next fiscal year
   The following agenda will be proposed at the 1st annual shareholders' meeting scheduled at June 27, 2007.
   (i) Total amount of dividends: 415 million yen

(ii) Dividend per share: 8 yen

(iii) Record date: March 31, 2007

(iv) Effective date: June 28, 2007

Dividends will be paid from retained earnings.

3. Stock acquisition rights at the end of this consolidated fiscal year

(i) Date of issuance: October 2, 2006

(ii) Class of shares subject to stock acquisition rights: common stock

(iii) Number of shares subject to stock acquisition rights: 262,000 shares

(iv) Number of outstanding stock acquisition rights: 262

[Notes concerning "per share" information]

Total net assets per share	835.68 yen
Net income per share	101.54 yen

Audit Report on Consolidated Financial Statements

Audit Report of Independent Auditor

May 16, 2007

To:

Board of Directors

INTEC Holdings, Ltd

From:

Ernst & Young ShinNihon

Designated Partner, Engagement Partner

Certified Public Accountant Yoshiyuki Matsumoto (seal)

Designated Partner, Engagement Partner

Certified Public Accountant Daizo Zoushima (seal)

Under Section 4 of Article 444 of the Companies Act, we have audited the consolidated financial statements of INTEC Holdings, Ltd. (the "Company"), namely, the consolidated balance sheet, the consolidated profit and loss statement, the consolidated statement of changes in net assets, and the notes to the consolidated financial statements for the year from April 1, 2006 to March 31, 2007. Responsibility as to the preparation of such consolidated financial statements lies with the Company's management. Our responsibility is to express our opinion on the consolidated financial statements from an independent position.

We conducted our audits in accordance with auditing standards generally accepted as fair and valid in Japan. Those auditing standards require that we obtain reasonable assurance that the financial statements are free of material misstatement. An audit is conducted on a test basis, and includes the examination of representations in the consolidated financial statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof, and the evaluation of the estimate by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.

In our opinion, the financial statements referred to above fairly represent, in all material respects, the status of assets and earnings of the corporate group comprised of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in conformity with the accounting principles generally accepted as fair and valid in Japan.

There is no special interest to be noted under the Certified Public Accountants Act between the Company and our firm or our accountant in charge.

Audit Report by the Board of Corporate Auditors regarding the Consolidated Financial Statements

Audit Report regarding the Consolidated Financial Statements

Regarding the consolidated financial statements (namely, the consolidated balance sheet, the consolidated profit and loss statement, the consolidated statement of changes in net assets, and the notes to the consolidated financial statements) for the consolidated fiscal year from April 1, 2006 to March 31, 2007, we have prepared this audit report upon deliberation based on the audit reports prepared by each corporate auditor, and hereby report as follows:

1. Method and results of audit by each corporate auditor and the board of corporate auditors

   The board of corporate auditors determined the policy of audit and the division of roles, etc.; received reports from each corporate auditor regarding the status and results of audits; received reports from the directors, etc. and the accounting auditor regarding the status of their execution of duties; and requested explanations as necessary.

   Each corporate auditor, according to the policy of audit and the division of roles, etc. determined by the board of corporate auditors, received reports from the directors and employees, etc. regarding the consolidated financial statements and requested explanations as necessary. Each corporate auditor monitored and examined whether the accounting auditor maintained its independent position and conducted proper audits, obtained reports from the accounting auditor regarding the status of its execution of duties, and requested explanations as necessary. Each corporate auditor was notified that "the structure to ensure appropriateness of business operations" (items listed in each paragraph of Article 159 of the Corporate Accounting Rules) was established according to "the quality control standard regarding audit" (by the Business Accounting Council, October 28, 2005), etc., and requested explanations as necessary. In accordance with the aforementioned methods, we have examined the consolidated financial statements for this fiscal year.

2. Results of audit

   In our opinion, the methods and results of audits by the accounting auditor, Ernst & Young ShinNihon, are appropriate.

May 17, 2007

	The board of corporate auditors of INTEC Holdings, Ltd. Full-Time Corporate Auditor Yasuhiro Murai (seal) Outside Corporate Auditor Hitoshi Kawamura(seal) Outside Corporate Auditor Shigekazu Takeuchi (seal) Corporate Auditor Yoshiro Konishi (seal)

Balance Sheet

(as of March 31, 2007)

(Millions of yen)		(Millions of yen)	
[ASSETS]		**[LIABILITIES]**	
Current assets:	**858**	**Current liabilities:**	**2,834**
Cash and time deposits	42	Short-term debt from affiliates	1,500
Inventories	1	Accrued accounts payable	1,315
Prepaid expenses	17	Accrued expenses payable	21
Short-term loan to affiliates	600	Accrued income taxes	1
Tax refund receivable	195	Deposits payable	2
Other current assets	2	Income in advance	1
		Others	0
Fixed assets:	**61,060**	**Total liabilities**	**2,843**
Investments and other assets:	**61,610**	**[NET ASSETS]**	
Investment securities	207	**Shareholders' equity:**	**59,092**
Shares of affiliate companies	60,842	**Common stock**	**10,009**
Deposits receivable	6	**Capital surplus**	**48,198**
Other assets	4	Capital reserves	2,509
		Other capital surplus	45,688
		Earned surplus	**893**
		Other earned surplus	893
		Earned surplus carried forward	893
		Treasury stock	**(8)**
		Valuation and translation adjustments:	**(16)**
		Unrealized gain on available-for-sale securities	**(16)**
		Total net assets	**59,076**
Total assets	**61,919**	**Total liabilities and net assets**	**61,919**

Profit and Loss Statement

(from October 2, 2006 to March 31, 2007)

	(Millions of yen)
Operating revenue	**1,235**
Selling, general and administrative expenses	**234**
Operating income	**1,000**
Other income:	**3**
Interest received	2
Others	1
Other expenses:	**109**
Interest expense	4
Founding expenses	102
Others	2
Operation earnings	**894**
Income before income taxes	**894**
Income taxes	1
Net income	**893**

Statement of Changes in Net Assets

(from October 2, 2006 to March 31, 2007)

(Millions of yen)

	Shareholders' equity								
	Common stock	Capital surplus			Earned surplus			Treasury stock	Total shareholders' equity
		Capital reserves	Other capital surplus	Total capital surplus	Other earned surplus		Total earned surplus		
					Earned surplus carried forward	Total other earned surplus			
Balance at the end of the previous fiscal year	—	—	—	—	—	—	—	—	—
Change during this fiscal year									
Increase (decrease) resulting from share transfer ·	10,000	2,500	45,688	48,188					58,188
Issuance of new shares ·	9	9		9					18
Net income					893	893	893		893
Acquisition of treasury stock								(8)	(8)
Net changes in the items other than shareholders' equity ·									
Total of changes	10,009	2,509	45,688	48,198	893	893	893	(8)	59,092
Balance as of March 31, 2007	10,009	2,509	45,688	48,198	893	893	893	(8)	59,092

(Millions of yen)

	Valuation and translation adjustments		Total net assets
	Unrealized gain on available for-sale securities	Total valuation and translation adjustments	
Balance at the end of the previous fiscal year	—	—	—
Change during this fiscal year			
Increase (decrease) resulting from share transfer ·			58,188
Issuance of new shares ·			18
Net income			893
Acquisition of treasury stock			(8)
Net changes in the items other than shareholders' equity ·	(16)	(16)	(16)
Total of changes	(16)	(16)	59,076
Balance as of March 31, 2007	(16)	(16)	59,076

Notes to Financial Statements

[Notes concerning significant accounting policy]

(1) Standards and method of valuation of assets

i. Investment securities

Shares of subsidiaries and affiliates are assessed based on the cost determined by the moving average method.

Marketable securities classified as available-for-sale securities are assessed at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in net assets.

Non-marketable securities classified as available-for-sale securities are assessed based on the cost determined by the moving average method.

ii. Inventories

Inventories are stated at cost on the basis of the "first in, first out" method.

(2) Other important issues to form the basis of preparation of financial statements

i. Deferred assets

All founding expenses was recorded as expenses at the time of disbursement.

ii. Lease transactions

Finance leases, other than those which are deemed to transfer the ownership of the leased assets to lessees, are accounted for as operating leases.

iii. Consumption tax, etc.

Taxes are excluded.

[Notes to balance sheet]

Debts and credits to affiliates (except those sectionally described)

Short-term credits	11 million yen
Long-term credits	6 million yen
Short-term debts	17 million yen

[Notes to profit and loss statement]

Volume of business with affiliates

Volume of operating activities	
Gross profit	1,235 million yen
Selling, general and administrative expenses	138 million yen
Volume of business other than sales transactions	8 million yen

[Notes to the statement of changes in net assets]

Class and number of treasury shares

Class of shares	Common stock
Number of shares at the end of the previous fiscal year	N/A
Number of shares increased during this fiscal year	5,000 shares
Number of shares decreased during this fiscal year	N/A
Number of shares at the end of this fiscal year	5,000 shares

Note: Treasury shares increased because of the purchase of shares constituting less than one unit.

[Notes concerning leased fixed assets]

Computers are subject to finance leases, other than those which are deemed to transfer the ownership of the leased assets to lessees.

[Notes concerning transactions with related parties]

Subsidiaries and affiliates

					(Millions of yen)		
	Name	Percentage of ownership	Relationship with related parties	Transactions	Volume of transactions	Item	Balance at the end of fiscal year
Subsidiary	INTEC INC.	Direct ownership 100%	Agreement on group management, rental of real estate, lending of capital, personnel secondment, concurrent directors	Receipt of fee for group management and dividend	1,148	-	-
				Payment of personnel expenses and rental fee	104		
				Lending of capital	600	Short-term loan to affiliates	600
				Receipt of interest	2	-	-
Subsidiary	INTEC Web and Genome Informatics Corporation	Direct ownership 100%	Agreement on group management, lending of capital	Borrowing of capital	1,500	Short-term loan from affiliates	1,500

Notes:

1. Consumption taxes are excluded from the volume of transactions.
2. Conditions of transactions and policy for determining conditions of transactions

   All of the transactions above are accounted for as "transactions for third parties" and terms regarding prices, etc. are in accordance with general transactions.

[Notes concerning "per share" information]

Total net assets per share 1,138.46 yen

Net income per share 17.22 yen

[Notes concerning material post-balance sheet events]

In order to improve the structure of the holding company of our group, the Company acquired the following assets from our wholly owned subsidiary INTEC INC. by absorption-type company split effective on April 1, 2007.

(i) All shares of the following 8 subsidiaries owned by INTEC INC.;
IUK INC. (Percentage of ownership by INTEC INC.: 100%), INTEC Solution Power Inc. (same: 100%), KOUSHI INTEC Inc. (same: 100%), HOKKOKU INTEC SERVICE (same: 51%), WITHINTEC INC. (same: 100%), HOKKAIDO INTEC Co. (same: 100%), Intec NetCore, Inc. (same: 80%), INTEC IT Capital, Inc. (same: 95%)

(ii) All shares of the Company (2,014,641 shares) owned by INTEC INC.

Audit Report on the **Financial Statements**

Audit Report of Independent Auditor

May 16, 2007

To: Board of Directors
INTEC Holdings, Ltd

From:
Ernst & Young ShinNihon
Designated Partner, Engagement Partner
Certified Public Accountant Yoshiyuki Matsumoto (seal)
Designated Partner, Engagement Partner
Certified Public Accountant Daizo Zoushima (seal)

Under Paragraph 1 of Section 2 of Article 436 of the Companies Act, we have audited the financial statements of INTEC Holdings, Ltd. (the "Company"), namely, the balance sheet, the profit and loss statement, the statement of changes in net assets, the notes thereof, and the supplementary schedules thereof for the first fiscal year from October 2, 2006 to March 31, 2007. Responsibility as to the preparation of such financial statements and the supplementary schedules thereof lies with the Company's management. Our responsibility is to express our opinion on these financial statements and the supplementary schedules thereof from an independent position.

We conducted our audits in accordance with auditing standards generally accepted as fair and valid in Japan. Those auditing standards require that we obtain reasonable assurance that the financial statements and the supplementary schedules thereof are free of material misstatement. An audit is conducted on a test basis, and includes the examination of representations in the financial statements and the supplementary schedules thereof as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof, and the evaluation of the estimate by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.

In our opinion, the financial statements and the supplementary schedules thereof referred to above fairly represent, in all material respects, the status of assets and earnings of the Company for the period for which the financial statements were prepared, in conformity with the accounting principles generally accepted as fair and valid in Japan.

There is no special interest to be noted under the Certified Public Accountants Act between the Company and our firm or our accountant in charge.

Audit Report by the Board of Corporate Auditors

Audit Report regarding the Consolidated Financial Statements

Regarding directors' execution of duties during the first fiscal year from October 2, 2006 to March 31, 2007, we have prepared this audit report upon deliberation based on the audit reports prepared by each corporate auditor, and hereby report as follows;

1. Method and details of audit by each corporate auditor and the board of corporate auditors

The board of corporate auditors determined the policy of audit and the division of roles, etc., received the report from each corporate auditor regarding the status and results of audits, and received the report from the directors, etc. and the accounting auditor regarding the status of their execution of duties, and requested explanations as necessary.

Each corporate auditor, in compliance with the standards of audit by corporate auditors determined by the board of corporate auditors, and according to the policy of audit and the division of roles, etc. determined by the board of corporate auditors, communicated with the directors, the department of internal audit and other employees, etc., made efforts to gather information and enhance the audit environment, and meanwhile, attended meetings of the board of directors and other important meetings, obtained reports from directors and employees, etc. regarding their execution of duties, requested explanations as necessary, reviewed documents that record approval of material matters, etc., and conducted investigations regarding the status of business operations and assets of the head office and other major offices. Additionally, as necessary for ensuring the system to ensure conformity of execution of duties by the Directors with laws and regulations, and the Articles of Incorporation, and the properness of the other business of the joint stock company, the contents of resolutions of Board of Directors meetings concerning the preparation of systems as prescribed in Article 100, Paragraph 1 and Paragraph 3 of the Enforcement Ordinance of the Companies Act and the status of the system (the internal control system) established by such resolutions were overseen and inspected. Regarding the subsidiaries, each corporate auditor communicated with and shared information with the directors and corporate auditors, etc. of the subsidiaries, and obtained reports from the subsidiaries regarding their operations as necessary. Through the methods above, we have examined the business report and the supplementary schedules thereof for this fiscal year.

Furthermore, each corporate auditor monitored and examined whether the accounting auditor maintained its independent position and conducted proper audits, and obtained reports from the accounting auditor regarding the status of its execution of duties, and requested explanations as necessary. Each corporate auditor was notified that "the structure to ensure appropriateness of business operations" (items listed in each paragraph of Article 159 of the Corporate Accounting Rules) was established according to "the quality control standard regarding audit" (by the Business Accounting Council, October 28, 2005) ,etc., and requested explanations as necessary. In accordance with the aforementioned methods, we have examined the financial statements (the balance sheet, the profit and loss statement, the statement of changes in net assets, and the notes thereof) and the supplementary schedules thereof for this fiscal year.

2 Results of audit

(1) Results of audit over the business report, etc.

i. The business report and the supplementary schedules thereof fairly represent the status of the Company in conformity with laws and regulations and the Articles of Incorporation.

ii. Regarding directors' execution of duties, there is no misconduct or fact in violation of laws and regulations or the Articles of Incorporation.

iii. The resolutions by the board of directors regarding the internal control system is appropriate. There is nothing to be noted relating to directors' execution of duties regarding the internal control system.

(2) Results of audit over the financial statements and the supplementary schedules thereof

The methods and results of audits by the accounting auditor, Ernst & Young ShinNihon, are appropriate.

May 17, 2007

The board of corporate auditors of INTEC Holdings, Ltd.
Full-Time Corporate Auditor Yasuhiro Murai (seal)
Outside Corporate Auditor Hitoshi Kawamura(seal)
Outside Corporate Auditor Shigekazu Takeuchi (seal)
Corporate Auditor Yoshiro Konishi (seal)

EXHIBIT 6

(Translation)

Securities Code: 3819
January 31, 2008

To: Shareholders with Voting Rights

INTEC Holdings, Ltd.
Tetsuo Nakao, Chairman & President, CEO
5-5 Ushijima-shinmachi, Toyama-shi

NOTICE OF CONVOCATION OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of INTEC Holdings, Ltd. (the "Company"). The meeting will be held as described below.

If you are unable to attend the meeting on the date specified below, please exercise your voting rights by voting forms or via the Internet.

If you exercise your voting rights by voting forms or via the Internet, it would be appreciated if you would kindly review the Reference Materials for the General Meeting of Shareholders contained herein, and exercise your voting rights by stating whether you are for or against each of Proposals on the Voting Form enclosed herein and sending it back to us, so that the Form will reach us by 5:45 p.m., February 14, 2008 (Thursday), or by using the Internet through the website designated by the Company (http://www.evote.jp/) upon reviewing the "Procedures for Exercising Voting Rights via the Internet" specified on pages 76 through 77 by 5:45 p.m., February 14, 2008 (Thursday).

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Description

1. Date and Time: February 15, 2008 (Friday), 10:00 A.M.

2. Place: "Sky Hall" on the 3rd Floor of INTEC Building "Tower111"
5-5 Ushijima-Shinmachi, Toyama-shi

3. Purposes

Matters to be resolved

Proposal No. 1:	Incorporation of a Wholly-Owning Parent Company by way of Stock Transfer
Proposal No. 2:	Partial Amendment to the Articles of Incorporation

4. Information on the exercise of voting rights

(1) Treatment of any voting rights exercised both by voting forms and via the Internet, redundantly

If any voting right is exercised both by voting form and via the Internet, redundantly, the vote cast via the Internet will be considered valid.

(2) Treatment of any voting rights exercised via the Internet more than once, redundantly

If any voting right is exercised via the Internet more than once, redundantly, the vote cast last will be considered valid.

- END -

****

Please submit the enclosed "Form for Exercising Voting Rights" to the reception desk when you come to attend the meeting on the date of the meeting.

Please note that we will post any amendment to the Reference Materials for the General Meeting of Shareholders on our website (http://www.intec-hd.co.jp), if any amendment thereto is made.

(Translation)

Reference Materials for General Meeting of Shareholders

Proposal No. 1: Incorporation of a Wholly-Owning Parent Company by way of Stock Transfer

1. Reasons for the implementation of the Stock Transfer

With the solid economy, IT service industry is expected to gradually and continuously grow because of the stable IT investment particularly in the finance industry and manufacturing sectors. On the other hand, customers today have become increasingly conscious about the cost-effectiveness of IT investment, and their requirements are getting more advanced as a result of IT technological innovation and the improvement of network infrastructure. In addition, the business environment of the IT service industry may not necessarily be optimistic because the competition is intensifying due to the increased offshore development in China, India, etc., the customer lock-in through the M&As by major players and the emergence of new competitors. Given such a business environment, it is essential to deliver more additional value to the customers and maintain the growth as one of the top IT service companies by expanding the customer base as the stable resource of revenue and reinforcing the areas of strength.

The Company and TIS Inc. (hereinafter "TIS") have each grown as independent IT service companies. To accomplish future growth, we now determined that it is the best choice to implement business integration between the Company and TIS, and share and utilize our management resources, customer base, and technological expertise to significantly improve corporate values. In particular, considerable synergies can be found in the sectors of banking and insurance, in which the Company excels, and in the sectors of credit card, manufacturing and chemicals, in which TIS has expertise.

Upon the integration, both companies will provide the customers with maximized additional value and further contribute to the society by fully utilizing the strengths of each company while respecting the corporate history and culture of each other. In order to maximize the corporate values and to establish the leading position in the IT services, the Company and TIS will strive to achieve the management integration and innovation and the generation of synergies at an earliest possible time.

The effects and basic strategies of this business integration are as follows:

(1) Increase Profit-Earning Opportunities by Improving Basic Strengths
- Aggressively pursue large transactions, capital investments, R&D investments and M&A opportunities by expanding the stable earning base
- Establish a sustainable and effective service delivery system by improving resource mobilizing capability and diversifying human resources
- Strengthen capabilities to provide solutions and improve profitability by sharing technologies and know-how

(2) Establish Differentiated Areas of Strengths to Accelerate the Growth
- Establish a competitive advantage by utilizing the rich domain expertise in the credit card, banking, insurance and chemical

industries
- Significantly increase the profit by synergetic effects in the areas such as retail industry
- Increase additional values in the outsourcing business, in which both companies have strong backgrounds, and further seek customer demand

For the above purposes, this proposal asks for your approval to establish a wholly-owning parent company "IT Holdings Corporation" through stock transfer executed under the stock transfer plan jointly created by the Company and TIS, and for the Company and TIS to become wholly owned subsidiary companies of IT Holdings Corporation. If we are able to obtain your approval as shareholders, the Company and TIS will establish "IT Holdings Corporation" on April 1, 2008. After the establishment, both companies, under "IT Holdings Corporation", will endeavor to increase the corporate value of the group, undertake the social responsibilities of a corporation, and contribute to the realization of a better IT society as a leading company in the information service industry.

We sincerely ask for your approval of these proposals.

2. Details of the stock transfer plan

Details of the stock transfer plan are as set forth in the "Stock Transfer Plan (Copy)" as provided from page 18 to page 26 herein.

3. Matters concerning the appropriateness of determinations concerning stipulations set forth in Article 773, Paragraph 1, Items 5 and 6 of the Companies Act

With respect to appropriateness of determinations concerning stipulations in Article 773, Paragraph 1, Items 5 and 6 of the Companies Act, upon the incorporation of IT Holdings Corporation as a wholly-owning parent company by way of stock transfer as a result of the stock transfer (hereinafter the "Stock Transfer") in accordance with the stock transfer plan (hereinafter the "Plan") jointly prepared by the Company and TIS Inc. (hereinafter "TIS"), the Company has made following determination:

(1) Matters concerning shares to be delivered by IT Holdings Corporation to the shareholders of the Company and TIS upon the Stock Transfer to replace said shares held, and the appropriateness of determinations concerning provisions on the number of shares of IT Holdings Corporation or the rules concerning the calculation method of such shares and their allotment

Upon consultation with TIS, the Company established the following allotment ratio of shares to be allotted to replace the shares of the Company and TIS (hereinafter the "Stock Transfer Ratio") by IT Holdings Corporation at the time of the Stock Transfer, and we determined the Stock Transfer Ratio to be appropriate.

(i) Appointment of third-party institutions for the calculation of the stock transfer ratio

In order to ensure the fairness of the Stock Transfer Ratio to be used in the Stock Transfer, Mitsubishi UFJ Securities Co., Ltd. (hereinafter "Mitsubishi UFJ Securities") and Nomura Securities Co., Ltd. (hereinafter "Nomura Securities") were each appointed as financial adviser by the Company and TIS, respectively, for the management integration, and commissioned to make the calculation of the Stock Transfer Ratio.

(ii) Calculation method and basis of calculation for the Stock Transfer Ratio by the third-party institutions

The Company obtained a report containing the following calculation results from Mitsubishi UFJ Securities prior to the meeting of the board of directors to approve the conclusion of the basic agreement concerning the management integration. Mitsubishi UFJ Securities calculated the Stock Transfer Ratio by using the market price method, DCF (discounted cash flow) Method, and comparable peer company method, to analyze the market share prices, future profitability and other factors of both companies from various perspectives. The calculation results based on each method are as follows. The following valuation ranges of the Stock Transfer Ratio show the valuation ranges of the shares of common stock of the Company per one share of common stock of TIS.

	Method	Evaluation Range of Stock Transfer Ratio
(i)	Market Price Method	0.68-0.86
(ii)	DCF Method	0.56-0.88
(iii)	Comparable Peer Company Method	0.39-0.64

With regard to the market price method, in order to take into consideration the effects of the most recent disclosures on material facts made by both companies, Mitsubishi UFJ Securities calculated the valuation ranges of the Stock Transfer Ratio on the basis of the closing stock prices during the following three periods, with December 7, 2007 as the record date: (i) November 16 to December 7, 2007 (the period commencing on the first business day after the announcement of the interim financial results for the fiscal year ending March 2008 of the Company); (ii) November 8 to December 7, 2007 (the one month period immediately preceding the record date); and (iii) October 29 to December 7, 2007 (the period commencing on the first business day after the announcement of the amended earnings forecast of TIS for the fiscal year ending March 2008).

For the calculation of the Stock Transfer Ratio, Mitsubishi UFJ Securities has used the information as provided by both companies, publicly available information, and other relevant information, and on the assumption that all such materials and information are accurate and complete, has not made any independent verification of their accuracy and completeness. Furthermore, Mitsubishi UFJ Securities has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either company or their affiliates, including analysis and assessment of each individual asset and liability. In addition, it is assumed that the financial projections of both companies have been rationally prepared on the basis of the best possible estimates and judgment currently available from the management of each company. The calculation of the Stock Transfer Ratio made by Mitsubishi UFJ Securities has taken into account all aforementioned information provided as of December 7, 2007.

TIS obtained a report containing the following calculation results from Nomura Securities prior to the meeting of the board of directors to approve the conclusion of the basic agreement concerning the management integration.

Since there are market share prices for shares of both companies, Nomura Securities made calculations for both companies by using the market price method in addition to the DCF (discounted cash flow) Method and the comparable peer company method. The calculation results based on each method are as follows. The following valuation ranges of the Stock Transfer Ratio show the valuation ranges of the shares of common stock of the Company per one share of common stock of TIS.

	Method	Evaluation Range of Stock Transfer Ratio
(i)	Average Market Price Method	0.69-0.75
(ii)	Comparable Peer Company Method	0.38-0.97
(iii)	DCF Method	0.78-0.92

With regard to the average market price method, the closing share price on the calculation record date of December 7, 2007 and the average of the closing share prices for the one (1) month period preceding and until the calculation record date were adopted.

For the calculation of the Stock Transfer Ratio, Nomura Securities has used the information as provided by both companies, publicly available information, and other relevant information, and on the assumption that all such materials and information are accurate and complete, has not made any independent verification of their accuracy and completeness. Furthermore, Nomura Securities has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either company or their affiliates, including analysis and assessment of each individual asset and liability, or has not appointed any third-party institution for appraisal or assessment. In addition, it is assumed that the information on the financial projections and expected synergistic effect reported by both companies have been rationally prepared on the basis of the best possible estimates and judgment currently available from the management of each company. The calculation of the Stock Transfer Ratio made by Nomura Securities has taken into account information and economic conditions as of December 7, 2007.

(iii) Deliberation of the Stock Transfer Ratio

The Company, on the basis of the calculation results of the Stock Transfer Ratio by Mitsubishi UFJ Securities, and TIS, on the basis of the calculation results of the Stock Transfer Ratio by Nomura Securities, made comprehensive consideration of the financial and assets conditions and future outlook and other relevant factors of both companies, and upon careful deliberation on the Stock Transfer Ratio between them, on December 13, 2007, arrived at the judgment that the following Stock Transfer Ratio is appropriate.

Company Name	TIS	the Company
Stock Transfer Ratio	1.00	0.79

(Note) Upon the Stock Transfer, 0.79 shares of common stock of IT Holdings Corporation will be allotted and delivered for each share of common stock of the Company, and one share of common stock of IT Holdings Corporation will be allotted and delivered for each share of common stock of TIS.

(iv) Preparation of the Plan

The Company subsequently confirmed that as of January 28, 2008, no material changes had been made to the conditions which were the basis of the aforementioned Stock Transfer Ratio. Upon such confirmation, the Company and TIS, at respective board of directors' meetings held on January 28, 2008, approved the Plan that sets forth the aforementioned Stock Transfer Ratio, following which the Plan was prepared jointly with TIS.

Furthermore, the Company, prior to the aforementioned meeting of the board of directors, obtained an opinion from Mitsubishi UFJ Securities as its financial advisor to the effect that, from the financial point of view, the Stock Transfer Ratio set forth in the Plan is fair to the shareholders of the Company as of January 25, 2008. In addition, TIS obtained an opinion from Nomura Securities as its financial advisor to the effect that, from the financial point of view, the Stock Transfer Ratio set forth in the Plan is fair to the shareholders of TIS as of January 28, 2008.

(2) Matters concerning the appropriateness of the provisions concerning the amounts of stated capital and capital reserves for IT Holdings Corporation

Considering comprehensively the capital policies, etc., of IT Holdings Corporation after its incorporation, the Company, upon consultation with TIS and pursuant to Article 83 of the Corporate Accounting Rules, decided to set the amount of stated capital to be ¥10 billion, the capital reserve to be ¥2.5 billion, and the earned reserve to be ¥0, and determined that such amounts are appropriate.

4. Matters concerning the appropriateness of determinations on stipulations set forth in Article 773, Paragraph 1, Items 9 and 10 of the Companies Act in relation to the stock acquisition rights as provided for in Article 808, Paragraph 3, Item 3 of the Companies Act

In establishing IT Holdings Corporation as a wholly owning parent company by stock transfer through the Stock Transfer executed under the Stock Transfer Plan jointly created by the Company and TIS Inc. (hereinafter the "Plan"), the Company decided on the basis of mutual consultation and taking into consideration the details of the stock acquisition rights (1) to (4) that have been issued by the both companies and the Stock Transfer Ratio, with the aim of affording equal protection for the rights of shareholders and all stock acquisition rights holders, to allocate, according to the content and ratios set forth in (1) to (4) below, stock acquisition rights of IT Holdings Corporation to replace the stock acquisition rights held by such stock acquisition rights holders, and determined that these were appropriate.

(1) With respect to the holders of the Second Series of Stock Acquisition Rights (the details of which are as set forth in Exhibit 2 of the Plan) of TIS Inc., one unit of the First Series of Stock Acquisition Rights of IT Holdings Corporation as set forth in Exhibit 3 of the Plan will be allotted to replace one unit of said stock acquisition rights held.

(2) With respect to the holders of the Third Series of Stock Acquisition Rights (the details of which are as set forth in Exhibit 4 of the Plan) of TIS Inc., one unit of the Second Series of Stock Acquisition Rights of IT Holdings Corporation as set forth in Exhibit 5 of the Plan will be allotted to replace one unit of said stock acquisition rights held.

(3) With respect to the holders of the Fourth Series of Stock Acquisition Rights (the details of which are as set forth in Exhibit 6 of the Plan)of TIS Inc., one unit of the Third Series of Stock Acquisition Rights of IT Holdings Corporation as set forth in Exhibit 7 of the Plan will be allotted to replace one unit of said stock acquisition rights held.

(4) With respect to the holders of the First Series of Stock Acquisition Rights of INTEC Holdings Ltd. (the details of which are as set forth in Exhibit 8 of the Plan), one unit of the Fourth Series of Stock Acquisition Rights of IT Holdings Corporation as set forth in Exhibit 9 of the Plan will be allotted to replace one unit of said stock acquisition rights held.

5. Matters concerning TIS Inc.

(1) Details of financial statements and other documents for the final fiscal year (ended March 2007)

The details of financial statements, etc. of TIS Inc. for the fiscal year ended March 2007 are as set forth in the "Reference Materials for the General Meeting of Shareholders (Supplement) Attachment for Proposal No. 1".

(2) Details of events which occurred after the last day of the final fiscal year which may cause material effects to the status of the company assets

Not applicable

6. Details of the events which occurred to the Company after the last day of the final fiscal year (ended March 2007) and which may cause material effects to the status of the company assets

Not applicable

7. Name, date of birth, career summary, etc. concerning individuals who are to assume office as Directors of IT Holdings Corporation

The individuals who are to assume office as Directors of IT Holdings Corporation are indicated as follows:

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in TIS Inc. (3) No. of shares of IT Holdings Corporation to be allotted
Tetsuo Nakao (April 2, 1936)	June 1978 Director of INTEC Inc. May 1984 Executive Director of INTEC Inc. June 1990 Executive Managing Representative Director of INTEC Inc. August 1993 President and Representative Director of INTEC Inc. June 2003 Commissioner of Telecom Services Association (current position) April 2005 Chairperson and Representative Director of INTEC Inc.; CEO of INTEC Group October 2006 Chairperson, President and Representative Director, and Chief Executive Officer (CEO), of the Company (current position)	(1) 120,005 (2) 0 (3) 94,803

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in TIS Inc. (3) No. of shares of IT Holdings Corporation to be allotted
Susumu Okamoto (May 12, 1943)	June 1990 Director of Director of Toyo Information Systems Co., Ltd. (presently TIS Inc.)) April 1992 Executive Director of Toyo Information Systems Co., Ltd. June 1996 Representative Director and Executive Managing Director of Toyo Information Systems Co., Ltd. April 2003 Representative Director and Executive Managing Director in charge of planning and of the Examination Department, General Manager of the President's Office, and Manager of the International Department of TIS Inc. April 2004 President and Representative Director of TIS Inc. (current position)	(1) 0 (2) 12,666 (3) 12,666
Yukio Urata (October 14, 1947)	June 1994 Director of Toyo Information Systems Co., Ltd. (presently TIS Inc.) June 1999 Executive Director of Toyo Information Systems Co., Ltd. April 2004 Representative Director and Executive Managing Director in charge of Outsourcing, Technology, and the Security Administration Department of TIS Inc. June 2006 Representative Director, Executive Managing Director, Chief of the Planning Department; in charge of Vision 21 Promotion Department, of the Group Service Center; and General Manager of the President's Office of TIS Inc. (current position) April 2007 Chairperson and Representative Director of AJS Inc. (current position)	(1) 0 (2) 8,000 (3) 8,000
Koju Takizawa (March 29, 1951)	June 1999 Director of INTEC Inc. June 2001 Executive Director of INTEC Inc. April 2005 Director, Operating Officer Executive CTO; in charge of Information Security, and General Manager of Technology and Sales Department, of INTEC Inc. June 2007 Vice-President and Director; in charge of Project Planning and IR, of the Company (current position)	(1) 11,100 (2) 0 (3) 8,769
Hiroaki Fujimiya (January 31, 1947)	June 1994 Director of Toyo Information Systems Co., Ltd. (presently TIS Inc.) June 1999 Executive Director of Toyo Information Systems Co., Ltd. June 2002 Director of TIS Inc. Vice-President and Representative Director of Komatsu Soft Ltd. (presently Qualica Inc.) March 2004 Resigned from the position of Director of TIS Inc. April 2004 President and Representative Director of Qualica Inc. (current position)	(1) 0 (2) 10,220 (3) 10,220

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in TIS Inc. (3) No. of shares of IT Holdings Corporation to be allotted
Katsuki Kanaoka (February 24,1956)	June 2000 Director of INTEC Inc. President and Representative Director of AT Tokyo Corporation June 2003 Executive Director of INTEC Inc. April 2005 Director, Executive Operating Officer; in charge of Network Solutions Business Head Office; and General Manager of Outsourcing Business, of INTEC Inc. April 2007 Representative Director, President, and Operating Officer, of INTEC Inc. (current position) June 2007 Director of the Company (current position)	(1) 164,240 (2) 0 (3) 129,749
Shingo Oda (November 8, 1944)	January 1997 Director of Hewlett-Packard Japan Ltd. January 1999 Executive Director of Hewlett-Packard Japan Ltd. November 2002 Vice-President and Director of Hewlett-Packard Japan Ltd. February 2005 Vice-President and Representative Director of Hewlett-Packard Japan Ltd. May 2005 President and Representative Director of Hewlett-Packard Japan Ltd. November 2007 Executive Advisor of Hewlett-Packard Japan Ltd. December 2007 Resigned from Hewlett-Packard Japan Ltd.	(1) 0 (2) 0 (3) 0
Jiro Kokuryo (July 19, 1959)	April 1982 Joined Nippon Telegraph and Telephone Public Corporation (presently Nippon Telegraph and Telephone Corporation) June 1992 Received MBA degree from Harvard University April 1993 Associate Professor, Graduate School of Business Administration, Keio University April 2000 Professor, Graduate School of Business Administration, Keio University April 2003 Professor, Faculty of Environment and Information Studies, Keio University May 2005 Head of Keio Research Institute at SFC (current position) April 2006 Professor, Faculty of Policy Management, Keio University (current position)	(1) 0 (2) 0 (3) 0

(Notes)

1. None of the individuals to be appointed as Directors specified above has any specific interest in the Company or TIS Inc., and it is expected that no specific interest will arise between any of these individuals and IT Holdings Corporation.

2. Mr. Shingo Oda and Mr. Jiro Kokuryo are to be appointed as Outside

Directors.

3. Reasons and other matters concerning the appointment of the individuals to be appointed as Outside Directors

   (1) With respect to Mr. Shingo Oda, because he has experience as the President and Representative Director of Hewlett-Packard Japan Ltd., we determined that Mr. Shingo Oda would apply his abundant experience and deep insight on industry trends and corporate management, mainly in the IT area, to the management of IT Holdings Corporation, and that he would provide IT Holdings Corporation with advice and proposals to ensure the reasonableness and appropriateness of the decision-making of the board of directors from an independent standpoint.
   (2) With respect to Mr. Jiro Kokuryo, we determined that he would appropriately fulfill his duties as Outside Director by applying his work experience at a major telecommunications corporation, as well as his deep insight and extensive experience as a scholar of acknowledged erudition in areas such as management and IT, to the management of IT Holdings Corporation, and that he would provide IT Holdings Corporation with advice and proposals to ensure the reasonableness and appropriateness of the decision-making of the board of directors from an independent standpoint.

4. Contracts for Limitation of Liability to be entered into with Outside Directors

   IT Holdings Corporation will enter into contracts with Outside Directors to the effect that if such Outside Directors are without knowledge, and are not grossly negligent in performing their duties, the liability of the Outside Directors shall be limited to the amount set forth in Article 425, Paragraph 1 of the Companies Act.

8. Name, date of birth, career summary, etc. concerning the individuals who are to assume office as Corporate Auditors of IT Holdings Corporation

The individuals who are to assume office as Corporate Auditors of IT Holdings Corporation are indicated as follows:

Name (Date of Birth)	Career Summary (Position and responsibilities, and status as a representative of other corporations and any other similar organizations)	(1) No. of shares held in the Company (2) No. of shares held in TIS Inc. (3) No. of shares of IT Holdings Corporation to be allotted
Tamaki Tsuchiya (July 27, 1943)	June 1994 Director of Sanwa Bank Ltd. (presently The Bank of Tokyo-Mitsubishi UFJ, Ltd.) June 1998 Executive Director of Sanwa Research Institute Corporation (presently Mitsubishi UFJ Research and Consulting Co., Ltd.) June 2000 Executive Managing Director of Sanwa Research Institute Corporation January 2006 Director and Executive Operation Officer of Mitsubishi UFJ Research and Consulting Co., Ltd. June 2007 Corporate Auditor of TIS Inc. (current position)	(1) 0 (2) 1,100 (3) 1,100
Yasuhiro Murai (January 14, 1948)	April 1990 Deputy of Personal Rating Division of INTEC Inc. April 1994 Head of Accounting Division of INTEC Inc. April 2001 Counselor of Accounting Division of INTEC Inc. June 2003 Corporate Auditor of INTEC Inc. October 2006 Corporate Auditor of the Company (current position)	(1) 5,000 (2) 0 (3) 3,950
Jun Ito (June 6, 1939)	December 1968 Joined Chuo Accounting Office Audit Corporation March 1983 Representative Partner of Chuo Accounting Office Audit Corporation September 2004 Representative of The Office of Jun Ito, Accountant and Tax Accountant (current position) June 2005 Corporate Auditor of TIS Inc. (current position)	(1) 0 (2) 1,400 (3) 1,400
Shigekazu Takeuchi (July 6, 1958)	June 1980 Director of Takeuchi Press Industry Corporation June 1986 Executive Director of Takeuchi Press Industry Corporation June 1987 Executive Managing Director of Takeuchi Press Industry Corporation June 1989 Representative Director and Senior Executive Director of Takeuchi Press Industry Corporation June 1991 President and Representative Director of Takeuchi Press Industry Corporation (current position) June 2006 Corporate Auditor of INTEC Inc. October 2006 Corporate Auditor of the Company (current position)	(1) 0 (2) 0 (3) 0

(Notes)

1. None of the individuals to be appointed as Corporate Auditors specified above has any specific interest in the Company or TIS Inc., and it is expected that no specific interest will arise between any of these individuals and IT Holdings Corporation.

2. Mr. Tamaki Tsuchiya, Mr. Jun Ito and Mr. Shigekazu Takeuchi are to be appointed as Outside Corporate Auditors.

3. Reasons and other matters concerning the appointment of the individuals to be appointed as Outside Corporate Auditors

   (1) With respect to Mr. Tamaki Tsuchiya, we determined that he was a person who would contribute to the strengthening of the corporate governance to be promoted by IT Holdings Corporation with his extensive insights based on his lengthy career and experience in business and management at other companies. The period of his service as an Outside Corporate Auditor of TIS Inc. is seven (7) months.

   (2) With respect to Mr. Jun Ito, we determined that he would appropriately fulfill his duties as Outside Corporate Auditor as an expert of finance, accounting, and other similar matters, because he is a certified public accountant as well as a certified tax accountant, and that he was a person who would contribute to the strengthening of the corporate governance to be promoted by IT Holdings Corporation. The period of his service as an Outside Corporate Auditor of TIS Inc. is two (2) years and seven (7) months.

   (3) With respect to Mr. Shigekazu Takeuchi, we determined that he was a person who would contribute to the strengthening of the corporate governance to be promoted by IT Holdings Corporation with his abundant experience and extensive insight as a corporate manager. The period of his service as an Outside Corporate Auditor of the Company is one (1) year and four (4) months.

4. Contracts for Limitation of Liability to be entered into with Outside Corporate Auditors

   IT Holdings Corporation will enter into contracts with Outside Corporate Auditors to the effect that if such Outside Corporate Auditors are without knowledge, and are not grossly negligent in performing their duties, the liability of the Outside Corporate Auditors shall be limited to the amount set forth in Article 425, Paragraph 1 of the Companies Act.

   The Company has entered into a contract for limitation of liability with Mr. Shigekazu Takeuchi, under which the liability of Mr. Shigekazu Takeuchi is the amount set forth in Article 425, Paragraph 1 of the Companies Act.

9. Name, location of principal office, corporate history, etc. concerning the entity that is to serve as the Accounting Auditor of IT Holdings Corporation

The entity that is to serve as the Accounting Auditor of IT Holdings Corporation is as indicated below:

Name	Ernst & Young ShinNihon
Location of Principal Office	Hibiya Kokusai Bldg., 2-3, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo
Profile (as of September 30, 2007)	(1) Personnel composition (excluding part-time officers) Certified public accountants: 2,270 (Representative partners: 387) Other accounting staff: 1,631 Other employees: 1,070 Total: 4,971 (2) Investments in equity: ¥2,146 million (3) Offices Japan: 33 Liaison offices: 4 Overseas offices: 25
Corporate History	October 1985 Tetsuzo Ota & Co. and Showa Audit Corporation merged to form Showa Ota & Co. April 2000 Merged with Century Audit Corporation to form Century Ota Showa & Co. July 2001 Merged with TKA TAKESHI IIZUKA & Co. and Takachiho Audit Corporation and changed the corporate name to Shin Nihon & Co. August 2003 Became a member of Ernst & Young Global (EYG)

10. Remuneration, etc. for individuals who are to assume office as the initial Directors or Corporate Auditors of IT Holdings Corporation

Remuneration, etc. for individuals who are to assume office as the initial Directors or Corporate Auditors of IT Holdings Corporation is as set forth in Article 3 of the Supplementary Provisions to the Articles of Incorporation as provided in Exhibit 1 "Articles of Incorporation of IT Holdings Corporation" from page 27 to 38 herein. Furthermore, in order to promote the linking of remuneration of executive officers excluding the Outside Directors and Corporate Auditors with corporate performance, we will not use an executive bonus or executive retirement compensation system, and plan instead to use performance-linked compensation. IT Holdings Corporation is scheduled to initially have eight Directors, and four Corporate Auditors. The total amount of remuneration, etc. for Directors does not include any salaries payable to Directors who concurrently hold positions of employees for the execution of duties as employees.

Proposal No. 2: Partial Amendment to the Articles of Incorporation

1. Reason for amendment

Should "Proposal No. 1: Incorporation of a Wholly-owning Parent Company by way of Stock Transfer" be approved, on the date of incorporation of the wholly-owning parent company by way of stock transfer, the Company's sole shareholder will become IT Holdings Corporation, the wholly-owning parent company by way of stock transfer, and thus the provisions stipulating the record date of the ordinary general meeting of shareholders, etc. will become irrelevant. Accordingly, the system of the record date of the ordinary general meeting of shareholders, etc. shall be terminated, Article 13 (Record Date) of the existing Articles of Incorporation shall be expunged, and the provisions of Article 14 and each article thereafter of the existing Articles of Incorporation shall be moved up by one.

The amendment to the Articles of Incorporation shall become effective subject to the conditions that Proposal No. 1 is approved, the Stock Transfer Plan scheduled to be approved under Proposal No. 1 has not lost force by the day immediately preceding March 31, 2008, and the Stock Transfer has not been cancelled.

Furthermore, this amendment to the Articles of Incorporation shall come into effect on March 31, 2008.

2. Details of the amendment

The details of the amendment are as follows:

(Amended parts are underlined.)

Existing Provisions		Proposed Amendments	
<u>(Record Date)</u>		(Deleted)	
<u>Article 13</u>	<u>Shareholders who are reported or electromagnetically recorded in the final register of shareholders as of March 31 of every year and who have voting rights shall be the shareholders who are entitled to exercise their voting rights at the ordinary general meeting of shareholders for that fiscal year.</u>		
<u>2</u>	<u>In addition to the preceding paragraph, when required, shareholders or the registered share pledgees who are reported or electromagnetically recorded in the final register of shareholders as of a certain date may, based on a resolution of the board of directors and by giving prior public notice, be the shareholders or the registered share pledgees who are entitled to exercise their rights.</u>		
Articles <u>14</u> - 52	(Provisions omitted)	Articles <u>13</u> - <u>51</u>	(Same as the existing provisions)

(For your reference)

Year-end dividends for the second fiscal year of the Company (from April 1, 2007 to March 31, 2008), are scheduled to be paid to the shareholders or the registered share pledgees reported or electromagnetically recorded in the final register of shareholders (including beneficial shareholders) as of March 31, 2008.

End

STOCK TRANSFER PLAN (Copy)

Where as TIS Inc. (hereinafter referred to as "TIS") and INTEC Holdings Ltd. (hereinafter referred to as "INTEC Holdings") have agreed to transfer their shares by way of joint stock transfer, two companies jointly prepare the stock transfer plan (hereinafter referred to as the "Plan") as provided herein.

Article 1 (Stock Transfer)

Pursuant to the provisions of the Plan, TIS and INTEC Holdings shall transfer all of their outstanding shares to the wholly owning parent company, which is to be newly established (hereinafter referred to as the "Wholly Owning Parent Company"), by way of joint stock transfer (hereinafter referred to as the "Stock Transfer") on the Date of Establishment of the Wholly Owning Parent Company.

Article 2 (Purpose, Trade Name, Location of the Principal Office and Total Number of Authorized Shares, etc. of the Wholly Owning Parent Company Provided in Its Articles of Incorporation)

1. The purpose, trade name, location of the principal office and the total number of authorized shares of the Wholly Owning Parent Company shall be as follows:

(1) Purpose

The purpose of the Wholly Owning Parent Company shall be as provided in Article 2 of the Articles of Incorporation (Exhibit 1)

(2) Trade Name

The trade name of the Wholly Owning Parent Company shall be "IT Holdings Kabushiki Kaisha" and shall be expressed in English as "IT Holdings Corporation".

(3) Location of the Principal Office

The Wholly Owning Parent Company shall have its principal office in Toyama-shi, Toyama-ken, and the registered address of the principal office shall be at 5-5 Ushijima Shinmachi, Toyama-shi, Toyama-ken.

(4) Total Number of Authorized Shares

The total number of authorized shares of the Wholly Owning Parent Company shall be two hundred eighty million (280,000,000) shares.

2. In addition to the above items, the matters set forth in the Articles of Incorporation of the Wholly Owning Parent Company shall be as provided in the "Articles of Incorporation of IT Holdings Corporation" (Exhibit 1).

Article 3 (Names of the Directors, etc. at the Time of Establishment of the Wholly Owning Parent Company)

The names of the Directors, Corporate Auditors, and Accounting Auditor at the time of establishment of the Wholly Owning Parent Company shall be as follows:

(1) Directors at the time of establishment
Tetsuo Nakao
Susumu Okamoto
Yukio Urata
Koju Takizawa
Hiroaki Fujimiya
Katsuki Kanaoka
Shingo Oda (Outside Director)
Jiro Kokuryo (Outside Director)

(2) Corporate Auditors at the time of establishment
Tamaki Tsuchiya (Outside Corporate Auditor)
Yasuhiro Murai
Jun Ito (Outside Corporate Auditor)
Shigekazu Takeuchi (Outside Corporate Auditor)

(3) Accounting Auditor at the time of establishment
Ernst & Young ShinNihon Audit Corporation

Article 4 (Shares to Be Delivered by the Wholly Owning Parent Company upon the Stock Transfer and Allotment of Such Shares)

1. Upon the Stock Transfer, the Wholly Owning Parent Company shall deliver its shares of common stock to shareholders (including beneficial shareholders, the same shall apply hereinafter) of TIS and INTEC Holdings reported or recorded in the last shareholders' register of TIS and INTEC Holdings (including beneficial shareholders' registers, the same shall apply hereinafter) as of the day preceding the

Date of Establishment of the Wholly Owning Parent Company (as defined in Article 7, the same shall apply hereinafter) to replace the shares of common stock owned by respective shareholders in (i) a number equivalent to the total number of outstanding shares of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company multiplied by 1, and (ii) a number equivalent to the total number of outstanding shares of INTEC Holdings as of the day preceding the Date of Establishment of the Wholly Owning Parent Company multiplied by 0.79.

2. Upon the Stock Transfer, the Wholly Owning Parent Company shall allot one (1) share of common stock of the Wholly Owning Parent Company to replace one (1) common stock of TIS to the shareholders of TIS reported or recorded in the shareholders' register as of the last day preceding the Date of Establishment of the Wholly Owning Parent Company, and shall allot 0.79 common stock of the Wholly Owning Parent Company to replace one (1) common stock of INTEC Holdings to the shareholders of INTEC Holdings reported or recorded in the shareholders' register as of the last day preceding the Date of Establishment of the Wholly Owning Parent Company.

Article 5 (Amount of Capital and Capital Reserve of the Wholly Owning Parent Company)

The amounts of capital and reserve funds, etc. of the Wholly Owning Parent Company as of the Date of Establishment are as follows:

(1) Capital: ¥10,000,000,000
(2) Capital Reserve: ¥2,500,000,000
(3) Earned Reserve: ¥0
(4) Other Capital Surplus: The amount calculated by subtracting the sum of the above (1) and (2) from the amount of paid-in capital under incorporation-type reorganization, provided in Article 83, Item 1 of the Ordinance for Corporate Accounting.

Article 6 (Treatment of Stock Acquisition Rights upon the Stock Transfer)

1.

(1) Upon the Stock Transfer, the Wholly Owning Parent Company shall issue and deliver the same number of the First Series of Stock Acquisition Rights of the Wholly Owning Parent Company (the terms thereof are as provided in Exhibit 3

entitled "Descriptions of the First Series of Stock Acquisition Rights of IT Holdings Corporation"; hereinafter referred to as the "First Series of Stock Acquisition Rights of the Wholly Owning Parent Company") as the total number of the Stock Acquisition Rights which have been issued to the Stock Acquisition Rights Holders of the Second Series of Stock Acquisition Rights of TIS (the terms thereof are as provided in Exhibit 2 entitled "Descriptions of the Second Series of Stock Acquisition Rights of TIS Inc."; hereinafter referred to as the "Second Series of Stock Acquisition Rights of TIS") to the Stock Acquisition Rights Holders reported or recorded in the last stock acquisition rights register of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company, to replace such Stock Acquisition Rights.

(2) Upon the Stock Transfer, the Wholly Owning Parent Company shall issue and deliver the same number of the Second Series of Stock Acquisition Rights of the Wholly Owning Parent Company (the terms thereof are as provided in Exhibit 5 entitled "Descriptions of the Second Series of Stock Acquisition Rights of IT Holdings Corporation"; hereinafter referred to as the "Second Series of Stock Acquisition Rights of the Wholly Owning Parent Company") as the total number of the Stock Acquisition Rights which have been issued to the Stock Acquisition Rights Holders of the Third Series of Stock Acquisition Rights of TIS (the terms thereof are as provided in Exhibit 4 entitled "Descriptions of the Third Series of Stock Acquisition Rights of TIS Inc."; hereinafter referred to as the "Third Series of Stock Acquisition Rights of TIS") to the Stock Acquisition Rights Holders reported or recorded in the last stock acquisition rights register of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company to replace such Stock Acquisition Rights.

(3) Upon the Stock Transfer, the Wholly Owning Parent Company shall issue and deliver the same number of the Third Series of Stock Acquisition Rights of the Wholly Owning Parent Company (the terms thereof are as provided in Exhibit 7 entitled "Descriptions of the Third Series of Stock Acquisition Rights of IT Holdings Corporation"; hereinafter referred to as the "Third Series of Stock Acquisition Rights of the Wholly Owning Parent Company") as the total number of the Stock Acquisition Rights which have been issued to the Stock Acquisition Rights Holders of the Fourth Series of Stock Acquisition Rights of TIS (the terms thereof are as provided in Exhibit 6 entitled "Descriptions of the Fourth Series of Stock Acquisition Rights of TIS Inc."; hereinafter referred to as

the "Fourth Series of Stock Acquisition Rights of TIS") to the Stock Acquisition Rights Holders reported or recorded in the last stock acquisition rights register of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company to replace such Stock Acquisition Rights.

(4) Upon the Stock Transfer, the Wholly Owning Parent Company shall issue and deliver the same number of the Fourth Series of Stock Acquisition Rights of the Wholly Owning Parent Company (the terms thereof are as provided in Exhibit 9 entitled "Descriptions of the Fourth Series of Stock Acquisition Rights of IT Holdings Corporation"; hereinafter referred to as the "Fourth Series of Stock Acquisition Rights of the Wholly Owning Parent Company") as the total number of the Stock Acquisition Rights which have been issued to the Stock Acquisition Rights Holders of the First Series of Stock Acquisition Rights of INTEC Holdings (the terms thereof are as provided in Exhibit 8 entitled "Descriptions of the First Series of Stock Acquisition Rights of INTEC Holdings Ltd."; hereinafter referred to as the "First Series of Stock Acquisition Rights of INTEC Holdings") to the Stock Acquisition Rights Holders reported or recorded in the last stock acquisition rights register of INTEC Holdings as of the day preceding the Date of Establishment of the Wholly Owning Parent Company to replace such Stock Acquisition Rights.

2.

(1) Upon the Stock Transfer, the Wholly Owning Parent Company shall allot the First Series of Stock Acquisition Rights of the Wholly Owning Parent Company in the proportion of one (1) stock acquisition right of the First Series of Stock Acquisition Rights of the Wholly Owning Parent Company per one (1) stock acquisition right of the Second Series of Stock Acquisition Rights of TIS to the Stock Acquisition Rights Holders of the Second Series of Stock Acquisition Rights of TIS reported or recorded in the last stock acquisition rights register of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company.

(2) Upon the Stock Transfer, the Wholly Owning Parent Company shall allot the Second Series of Stock Acquisition Rights of the Wholly Owning Parent Company in the proportion of one (1) stock acquisition right of the Second Series of Stock Acquisition Rights of the Wholly Owning Parent Company per one (1) stock acquisition right of the Third Series of Stock Acquisition Rights of TIS to the Stock Acquisition Rights Holders of the Third Series of Stock

Acquisition Rights of TIS reported or recorded in the last stock acquisition rights register of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company.

(3) Upon the Stock Transfer, the Wholly Owning Parent Company shall allot the Third Series of Stock Acquisition Rights of the Wholly Owning Parent Company in the proportion of one (1) stock acquisition right of the Third Series of Stock Acquisition Rights of the Wholly Owning Parent Company per one (1) stock acquisition right of the Fourth Series of Stock Acquisition Rights of TIS to the Stock Acquisition Rights Holders of the Fourth Series of Stock Acquisition Rights of TIS reported or recorded in the last stock acquisition rights register of TIS as of the day preceding the Date of Establishment of the Wholly Owning Parent Company.

(4) Upon the Stock Transfer, the Wholly Owning Parent Company shall allot the Fourth Series of Stock Acquisition Rights of the Wholly Owning Parent Company in the proportion of one (1) stock acquisition right of the Fourth Series of Stock Acquisition Rights of the Wholly Owning Parent Company per one (1) stock acquisition right of the First Series of Stock Acquisition Rights of INTEC Holdings to the Stock Acquisition Rights Holders of the First Series of Stock Acquisition Rights of INTEC Holdings reported or recorded as of the day preceding the Date of Establishment of the Wholly Owning Parent Company.

3.

(1) If the Second Series, Third Series or Fourth Series of Stock Acquisition Rights of TIS are exercised on or prior to the day preceding the Date of Establishment of the Wholly Owning Parent Company, TIS shall issue and deliver new shares of TIS to the Stock Acquisition Rights Holders who have exercised such Stock Acquisition Rights.

(2) If the First Series of Stock Acquisition Rights of INTEC Holdings are exercised on or prior to the day preceding the Date of Establishment of the Wholly Owning Parent Company, INTEC Holdings shall not issue any new shares but deliver the treasury shares owned by INTEC Holdings to the Stock Acquisition Rights Holders who have exercised such Stock Acquisition Rights.

Article 7 (Date of Establishment of the Wholly Owning Parent Company)

The date when the establishment of the Wholly Owning Parent Company must be registered shall be April 1, 2008 (referred to as the "Date of Establishment of the Wholly Owning Parent Company" in the Plan). However, if necessity arises in the course of the procedures to be taken for the Stock Transfer, such date may be changed through mutual consultation between TIS and INTEC Holdings.

Article 8 (General Meeting of Shareholders for Approval of the Plan)

1. TIS and INTEC Holdings shall each convene an extraordinary general meeting of shareholders on February 15, 2008, and request the adoption of a resolution for approval of the Plan and matters necessary to the Stock Transfer.

2. If necessity arises in the course of the procedures to be taken for the Stock Transfer, the date of the extraordinary general meeting of shareholders set for in the preceding paragraph may be changed through mutual consultation between TIS and INTEC Holdings.

Article 9 (Delisting of Shares of TIS and INTEC Holdings, Listing of Shares of the Wholly Owning Parent Company, Transfer Agent)

1. TIS plans to delist its shares currently listed on the Tokyo Stock Exchange and Osaka Securities Exchange (on March 26, 2008 for the Tokyo Stock Exchange and on March 16, 2008 for the Osaka Securities Exchange).

2. INTEC Holdings plans to delist its shares currently listed on the Tokyo Stock Exchange (on March 26, 2008).

3. TIS and INTEC Holdings plan to list the shares issued of the Wholly Owning Parent Company on the Tokyo Stock Exchange on the Date of Establishment of the Wholly Owning Parent Company.

4. The transfer agent of the Wholly Owning Parent Company shall be Mitsubishi UFJ Trust and Banking Corporation (1-4-5 Marunouchi, Chiyoda-ku, Tokyo-to)

Article 10 (Distribution of Surplus)

1. TIS may distribute surplus of up to a maximum of ¥17 per share to shareholders or

registered share pledgees reported or recorded in the last shareholders' register as of March 31, 2008.

2. INTEC Holdings may distribute surplus of up to a maximum of ¥17 per share to shareholders or registered share pledgees reported or recorded in the last shareholders' register as of March 31, 2008.

3. Excluding the cases provided for in the foregoing two paragraphs, TIS and INTEC Holdings shall not, during the period following the preparation of the Plan and until the Date of Establishment of the Wholly Owning Parent Company, adopt any resolution to distribute surplus which has as its record date any day preceding the Date of Establishment of the Wholly Owning Parent Company.

Article 11 (Management of Corporate Assets, etc.)

TIS and INTEC Holdings shall execute their own businesses, and manage and operate assets thereof with due care of a good manager, respectively, during the period after the preparation of the Plan and until the Date of Establishment of the Wholly Owning Parent Company, and with respect to acts that have material impact on the assets or rights and obligations of each party, TIS and INTEC Holdings shall carry our such activities only following consultation between TIS and INTEC Holdings.

Article 12 (Validity of the Plan)

The Plan shall become null and void in the case that a resolution for approval of the Plan and matters necessary for the Stock Transfer fail to pass at either of the meetings of shareholders of TIS or INTEC Holdings as stipulated in Article 8 or that an approval on the Stock Transfer is not obtained from the relevant government authorities, etc. under applicable laws.

Article 13 (Amendment of Terms of the Stock Transfer and Cancellation Thereof)

During the period after the preparation of the Plan and until the Date of Establishment of the Wholly Owning Parent Company, in cases where any material change occurs in the assets or business conditions of TIS or INTEC Holdings, or any event effecting material impediment in the execution of the Stock Transfer occurs, or it otherwise becomes extremely difficult to execute the Plan, the terms of the Stock Transfer and other contents of the Plan may be amended or the Stock Transfer may be cancelled through mutual consultation between TIS and INTEC Holdings.

Article 14 (Consultation in Good Faith)

Matters not stipulated in the Plan or any question arising out of the terms of the Plan shall be determined and settled through mutual consultation in good faith between TIS and INTEC Holdings.

IN WITNESS THEREOF, TIS and INTEC Holdings have caused this Plan to be executed in duplicate and signed and sealed by both parties, with each party retaining one copy.

January 28, 2008

"TIS"
TIS Inc.
11-30 Enoki-cho, Suita-shi, Osaka-fu
Representative Director – President Susumu Okamoto (Seal)

"INTEC Holdings"
INTEC Holdings Ltd.
5-5 Ushijima Shinmachi, Toyama-shi, Toyama-ken
Representative Director – Chairman and President Tetsuo Nakao (Seal)

Exhibit 1

ARTICLES OF INCORPORATION
OF
IT HOLDINGS CORPORATION
(the "Company")

CHAPTER I GENERAL PROVISIONS

(Trade Name)

Article 1

The name of the Company is IT Holdings Kabushiki Kaisha, and shall be indicated in English as IT Holdings Corporation.

(Purpose)

Article 2

The purpose of the Company is to (i) control and manage the business activities of companies engaging in the following business activities or of the foreign companies engaging in the equivalent businesses through ownership of their shares or equity interests; and (ii) to engage in such business activities:

(1) Development, leasing and sales of computer hardware and software
(2) Information processing services, information communication services, information providing services and information transmission services through computers
(3) Investigation, research and development involving bioinformatics including genes
(4) Entrustment of investigational, analytical, predictive and evaluational services for the assessment of regional planning (including population dynamics, land use and living environments) and the assessment of effects on the natural environment (including water, air, noise and soil)
(5) Development, manufacture and sales of medical systems and medical equipment
(6) Design, construction and supervision of construction (including accessory works), electrical works and telecommunicational works (including accessory works)
(7) Dispatchment of engineers and export and import of products and technologies for the above items (1) through (7)
(8) General leasing and rental services of other goods

(9) Operation and management, sales, leasing and intermediation of real properties
(10) Freight and shipping services
(11) Collection and shipment of industrial waste
(12) Insurance agent services, insurance agent services under the Automobile Liability Insurance Act and solicitation of life insurance
(13) Travel agent services under the Travel Business Act
(14) Staffing and paid-job placement services
(15) Storage
(16) Advertising agency
(17) Production and sales of publication, literatures and images
(18) Security business
(19) Dining services
(20) Operation of nurseries
(21) Consulting and training involving the above items (1) through (21)
(22) All operations incidental or relating to any of the items above.

(Location of Principal Office)
Article 3
The principal office of the Company shall be located at Toyama-shi, Toyama-ken.

(Method of Public Notices)
Article 4
Public notices of the Company shall be made by electronic public notice (*Denshi Koukoku*). In the event an incident or any other cause which would prevent the Company from making a public notice by electronic public notice occurs, the Company shall make a public notice in The Nihon Keizai Shimbun.

CHAPTER II SHARES

(Total Number of Authorized Shares)
Article 5
The total number of authorized shares of the Company shall be 280,000,000 shares.

(Issuance of Share Certificates)
Article 6
The Company shall issue share certificates for its shares.

(Acquisition of Company's Own Shares)

Article 7

With a resolution of the Board of Directors, the Company may acquire its own shares through market transactions and other methods.

(Number of Shares Constituting One Voting Unit and Non-issuance of Share Certificates for Fractional Unit Shares)

Article 8

1. The number of shares which constitutes one voting unit of the Company shall be 100 shares.

2. Notwithstanding the provision of Article 6, the Company shall not issue any share certificate representing shares of less than the number of shares which constitutes one voting unit ("Fractional Unit Shares")..

(Additional Purchase of Fractional Unit Shares)

Article 9

A shareholder holding Fractional Unit Shares (including beneficial shareholders, the same shall apply hereinafter) may demand the Company to sell them such number of shares as may, together with the number of such Fractional Unit Shares, constitute one share unit ("Demand for Additional Purchase").

(Rights to Fractional Unit Shares)

Article 10

Shareholders who hold Fractional Unit Shares may not exercise any rights other than the following rights:

(a) The right provided in each item of Article 189 (2) of the Companies Act;
(b) The right to demand the Company to acquire the shares with put options;
(c) The right to receive allotments of offered shares and allotments of offered stock acquisition rights in accordance with the number of shares held by such shareholder; and
(d) The right to Demand for Additional Purchase as mentioned in the preceding article.

(Manager of Shareholder Registry)

Article 11

1. The Company shall have a manager of Shareholder Registry.

2. The manager of Shareholder Registry and the location of its office shall be designated by a resolution of the Board of Directors, and public notice thereof shall

be given.

3. The storage of the Shareholder Registry (including the Registry of Beneficial Shareholders, the same shall apply hereinafter), the Registry of Lost Share Certificate and the Stock Acquisition Rights Registry of the Company and other administrative affairs relating to such registers shall be commissioned to the manager of the Shareholder Registry, and the Company shall not handle such affairs.

(Share Handling Rules)

Article 12

The types of shares certificates to be issued, record and registration of the Shareholder Registry, the Registry of Lost Share Certificates and the Stock Acquisition Rights Registry, purchase and Additional Purchase of Fractional Unit Shares and procedures and fees pertaining to exercise of shareholders' rights, and other matters pertaining to treatment and fees of shares or stock acquisition rights shall be governed by laws and regulations, the Articles of Incorporation, and the Share Handling Rules adopted by a resolution of the Board of Directors.

(Record Date)

Article 13

1. Shareholders, who are listed or recorded in the Shareholders Registry as of March 31 of each business year, shall be entitled to exercise voting rights at the Company's ordinary general meeting of shareholders for such business year.
2. In addition, based upon a resolution of the Board of Directors, the Company may, by giving a prior public notice, prescribe shareholders or registered pledgees of shares, who are listed or recorded in the Shareholder Registry as of the end of a certain date as persons who may exercise their rights.

CHAPTER Ⅲ GENERAL MEETING OF SHAREHOLDERS

(Convocation and Place of Convocation)

Article 14

1. The Company's ordinary general meeting of shareholders shall be convened in June of each business year, and an extraordinary meeting of shareholders shall be convened whenever necessary.
2. A general meeting of shareholders shall be convened at the principal office of the Company, its adjacent area or in Tokyo.

(Person with Convocation Right)

Article 15

1. Unless otherwise provided for by laws or regulations, the Director-and President of the Company shall convene the general meeting of shareholders based upon a resolution of the Board of Directors.
2. In the event that the Director-and President is unable to convene a general meeting of shareholders due to a vacancy in the office of Director-and President or any other incident, one (1) of the other Directors shall convene the meeting in accordance with an order previously determined by a resolution of the Board of Directors.

(Chairperson)

Article 16

1. The Director-and President shall act as Chairperson of general meetings of shareholders.
2. In the event that the Director-and President is unable to act as Chairperson of a general meeting of shareholders due to a vacancy in the office of Director-President or any other incident, one (1) of the other Directors shall act as Chairperson of the meeting in accordance with an order previously determined by a resolution the Board of Directors.

(Internet Disclosure of Reference Materials for General Meeting of Shareholders and Deemed Provision)

Article 17

Upon convening a general meeting of shareholders, the Company may be deemed to have provided the information related to the matters to be described or indicated in the reference materials for a general meeting of shareholders, business report, non-consolidated financial statements and consolidated financial statements (hereinafter referred to as the "Reference Materials") to the shareholders by disclosure through the Internet pursuant to the applicable Ordinance of the Ministry of Justice.

(Method of Resolution)

Article 18

1. Unless otherwise provided for by laws and regulations or any of the provisions in the Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a majority vote of the voting rights represented by shareholders at present who are entitled to exercise voting rights.
2. Unless otherwise provided in the Articles of Incorporation, any resolution provided in Article 309 (2) of the Companies Act shall be adopted when shareholders holding at least one-third (1/3) of the voting rights are present and by at least two thirds (2/3) of the voting rights of such shareholders present.

(Exercise of Voting Right by Proxy)

Article 19

1. A shareholder of the Company may designate another shareholder with voting rights to exercise the designating shareholder's voting right.
2. In the case of the preceding paragraph, such shareholder or proxy shall submit to the Company a document verifying their proxy power at each general meeting of shareholders.

(Method of Notice for Diverse Exercise Vote)

Article 20

A notice provided in Article 313 (2) of the Companies Act shall be given in written form.

(Minutes)

Article 21

A summary of developments and the results of a general meeting of shareholders, and other matters provided by laws and regulations shall be described or recorded in the minutes of the meeting.

CHAPTER IV DIRECTOR AND BOARD OF DIRECTORS

(Setting of Board of Directors)

Article 22

The Company shall have the Board of Directors.

(Number of Directors)

Article 23

The Company shall have fifteen (15) or fewer Directors.

(Method of Election of Directors)

Article 24

1. A resolution for the election of Directors shall be adopted when shareholders holding at least one-third (1/3) of the voting rights of the shareholders entitled to exercise voting rights are present at a shareholders' meeting and by a majority of such voting rights.
2. A resolution for the election of the Directors cannot be adopted based on cumulative votes.

(Term of Office of Director)

Article 25

The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders that relates to the latest business year ending within one (1) year period after his or her election to office.

(Representative Director and Director with Executive Title)

Article 26

1. The Board of Directors shall elect some Representative Directors by a resolution of the Board of Directors.
2. Based upon a resolution of the Board of Directors, the Board of Directors may elect one (1) Director-Chairperson and one (1) Director-and President, and may elect some Director-Vice Chairperson(s), Director-Vice President(s), Senior Managing Director(s) and Managing Director(s) from amongst the Directors as necessary.

(Advisor)

Article 27

The Board of Directors may elect some Advisors by a resolution of the Board of Directors.

(Person with Convocation Right and Chairperson of a Meeting of the Board of Directors)

Article 28

Unless otherwise provided for by laws and regulations, the Director-Chairman of the Company shall convene a meeting of the Board of Directors and shall act as the Chairperson of the meeting. In the event that the Director-Chairman is unable to convene a meeting of the Board of Directors and act as the Chairperson of the meeting due to a vacancy in the office of the Director-Chairperson or any other incident, one of the other Directors shall convene a meeting of the Board of Directors and act as Chairperson in accordance with an order previously determined by the Board of Directors.

(Procedure of Convocation for a Meeting of the Board of Directors)

Article 29

Any notice to convene a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that this notice period may be shortened in an emergency.

(Method of Resolution of the Meeting of Board of Directors)

Article 30

A resolution of a meeting of the Board of Directors shall be adopted when the majority of Directors are present and by a majority vote of Directors present at the meeting.

(Omission of Resolution by the Meeting of Board of Directors)

Article 31

Where all of the Directors provide their consent either in writing or by a form of electromagnetic record to a proposal concerning a matter to be resolved at a meeting of the Board of Directors, a resolution of the Board of Directors to the effect that the proposal are adopted shall be deemed to have been made, except for the case where a Corporate Auditor states his or her objection to such a proposal.

(Minutes of Board of Directors)

Article 32

A summary of developments and results of a meeting of the Board of Directors, and other matters provided for by laws and regulations, shall be described or recorded in the minutes of the meeting, and the Directors and Corporate Auditor(s) present at the meeting shall affix their names and seals or electronic signatures onto the minutes.

(Remunerations for Directors)

Article 33

Remuneration, bonuses and other financial benefits to be received from the Company as consideration for the execution of the duties ("Remunerations") of Directors shall be determined by a resolution of a general meeting of shareholders.

(Rules of the Board of Directors)

Article 34

In addition to laws and regulations or any provision in the Articles of Incorporation, matters pertaining to the Board of Directors shall be subject to the rules of the Board of Directors adopted by a resolution of the Board of Directors.

(Limited Liability Agreement of Outside Directors)

Article 35

In accordance with the provision of Article 427 (1) of the Companies Act, the Company and Outside Directors may enter into an agreement limiting the liability for damages. However, the maximum amount of liability under such agreement shall be equivalent to the minimum liability amount provided in Article 425 (1) of the Companies Act.

CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE

AUDITORS

(Corporate Auditors and the Board of Corporate Auditors)
Article 36

The Company shall have Corporate Auditors and the Board of Corporate Auditors.

(Number of Corporate Auditors)
Article 37

The Company shall have four (4) or fewer Corporate Auditors.

(Method of Election of Corporate Auditors)
Article 38

A resolution for the election of Corporate Auditors shall be adopted when shareholders holding at least one-third (1/3) of the total voting rights of the shareholders entitled to exercise voting rights and by a majority vote of such voting rights.

(Term of office of Corporate Auditors)
Article 39

1. The term of office of a Corporate Auditor shall expire at the conclusion of the ordinary general meeting of shareholders that relates to the latest business year within four (4) year period after his or her election to office.
2. The term of office of the Corporate Auditor, who has been elected to fill a vacancy of a Corporate Auditor, shall expire at the time when the remaining term of office of his or her predecessor would have expired.

(Full-time Corporate Auditor)
Article 40

The Board of Corporate Auditors shall elect a full-time Corporate Auditor(s).

(Proceeding of Convocation for a Meeting of the Board of Corporate Auditors)
Article 41

A notice to convene a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that this notice period may be shortened in an emergency.

(Method of Resolution of the Meeting of Board of Corporate Auditors)
Article 42

Unless otherwise provided for by laws and regulations, a resolution of a meeting of the Board of Corporate Auditors shall be adopted by a majority of votes of the Corporate Auditors.

(Minutes of the Board of Corporate Auditors)

Article 43

A summary of developments and results of a meeting of the Board of Corporate Auditors, and other matters provided for by laws and regulations, shall be described or recorded in the minutes of the meeting, and the Corporate Auditors present at the meeting shall affix their names and seals or electronic signatures onto the minutes.

(Remunerations for Corporate Auditors)

Article 44

Remuneration, etc. of Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

(Rules of the Board of Corporate Auditors)

Article 45

In addition to laws and regulations or any provision in the Articles of Incorporation, matters pertaining to the Board of Corporate Auditors shall be subject to the rules of the Board of Corporate Auditors adopted by a resolution of the Board of Corporate Auditors.

(Limited Liability Agreement of Outside Corporate Auditors)

Article 46

In accordance with the provision of Article 427 (1) of the Companies Act, the Company and Outside Corporate Auditors may enter into agreement limiting the liability for damages. However, the maximum amount under such agreement shall be equivalent to the minimum liability amount provided in Article 425 (1) of the Companies Act.

CHAPTER VI ACCOUNTING AUDITOR

(Accounting Auditor)

Article 47

The Company shall have an Accounting Auditor.

(Election of Accounting Auditor)

Article 48

The Accounting Auditor shall be elected by a resolution of a general meeting of shareholders

(Term of Office of Accounting Auditor)

Article 49

1. The term of office of the Accounting Auditor shall expire at the conclusion of the ordinary general meeting of shareholders that relates to the latest business year ending within one (1) year period after his or her election to office.
2. Unless otherwise resolved at an ordinary general meeting of shareholders under the preceding paragraph, the Accounting Auditor shall be deemed to be re-elected at the ordinary general meeting of shareholders.

(Remuneration, etc. for Accounting Auditors)

Article 50

Remuneration, etc. of the Accounting Auditors shall be determined by the Representative Director, who shall obtain the consent of the Board of Corporate Auditors.

CHAPTER VII ACCOUNTING

(Business Year)

Article 51

The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year

(Year-end Dividend)

Article 52

Based upon a resolution of a general meeting of shareholders, the Company may distribute monetary dividends of surplus to shareholders or registered pledgees of shares listed or recorded in the latest Shareholders Registry on March 31 of each year.

(Interim Dividend)

Article 53

Based upon a resolution of the Board of Directors, the Company may distribute dividends provided in Article 454 (5) of the Companies Act, to shareholders or registered pledgees of shares listed or recorded in the latest Shareholders Registry on September 30 of every year.

(Limitation of Period of Asset to Be Distributed)

Article 54

1. Where the assets are distributed as money, if any shareholder fails to collect the assets within three (3) full years from the date on which the assets are distributed, the Company shall be exempt from its obligation to distribute the assets.
2. The assets in the preceding paragraph shall be interest-free.

SUPPLEMENTARY PROVISIONS

(Method of Incorporation)

Article 1

The Company is incorporated by the method of share transfer (*kabushiki iten*), which is provided in Article 772 of the Companies Act.

(Initial Business Year)

Article 2

The initial business year of the Company shall commence on the date of incorporation and end on March 31, 2009.

(Remuneration, etc. for Officers)

Article 3

Notwithstanding Article 33 and Article 44 of the Articles of Incorporation, the amount of remuneration, etc. for Directors and Corporate Auditors from the date of incorporation to the end of the first ordinary general meeting of shareholders shall be as follows:

(a) Directors

Total amount of remuneration, etc. for Directors shall be within JPY 25,000,000 per month.

(b) Corporate Auditors

Total amount of remuneration, etc. for Corporate Auditors shall be within JPY 7,000,000 per month.

(Deletion of Supplementary Provisions)

Article 4

These supplementary provisions shall be deleted at the end of the first ordinary general meeting of shareholders.

Exhibit 2

Descriptions of the Second Series of Stock Acquisition Rights of TIS Inc.

1. Name of Stock Acquisition Rights

The Second Series of Stock Acquisition Rights of TIS Inc.

2. Class and Number of Shares subject to Stock Acquisition Rights

327,500 shares of common stock of TIS Inc. (hereinafter referred to as the "Company")

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to stock acquisition rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the number of shares subject to stock acquisition rights. In such case, the aforementioned provisional statement shall be applied.

3. Amount to be Paid upon the Exercise of Stock Acquisition Rights

The amount to be paid in per share subject to each stock acquisition right (hereinafter referred to as the "Paid-in Amount") is ¥2,750.

In cases where the Company, after issuance of stock acquisition rights, conducts a stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula, and any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split/Consolidation Ratio}}$$

Additionally, after issuance of stock acquisition rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the Paid-in Amount. In such case, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From July 1, 2005 to December 31, 2008

5. Conditions for Exercising Stock Acquisition Rights

(1) A person, who is allotted stock acquisition rights (hereinafter referred to as the "Stock Acquisition Rights Holder"), may exercise the allotted shares in part or in whole in each and every period provided below, provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(i) Right to 1/4 of the shares subject to the allotted stock acquisition rights may be exercised from July 1, 2005 to December 31, 2005

(ii) Right to 1/2 of the shares subject to the allotted stock acquisition rights may be exercised from January 1, 2006 to December 31, 2006

(iii) Right to 3/4 of the shares subject to the allotted stock acquisition rights may be exercised from January 1, 2007 to December 31, 2007

(iv) Right to all shares subject to the allotted stock acquisition rights may be exercised from January 1, 2008 to December 31, 2008

(2) A Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if after July 1, 2005, the Stock Acquisition Rights Holder loses its position as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock

Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as director, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted stock acquisition rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted stock acquisition rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position as employee in accordance with Article 42 of the Rules of Employment of the Company (Mandatory Retirement) or Article 44 of the Rules of Employment of the Company's subsidiary (Mandatory Retirement), the Stock Acquisition Rights Holder may exercise the allotted stock acquisition rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work, or where he/she is on administrative leave under the provisions of Article 38, Paragraph 1, Items 2 through 4 or Article 38, Paragraphs 2 and 3 of the Rules of Employment of the Company or under the provisions of Article 40, Paragraph 1, Items 2 through 4 or Article 40, Paragraphs 2 and 3 of the Rules of Employment of the Company's subsidiary (hereinafter referred to as the "Leave"), each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on the Leave, the Stock Acquisition Rights Holder may not exercise his/her Stock Acquisition Rights during that period.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on the Leave over 12 months consecutively from the date of issuance of stock acquisition rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and Leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) After July 1, 2005, in cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance, for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised stock acquisition rights shall be treated according to applicable agreements in relation to the merger.

6. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved, or where the proposals on the share exchange agreement and the share transfer plan, under which the Company becomes a wholly-owned subsidiary, are approved at the General Meeting of Shareholders, the stock acquisition rights may be acquired without contribution.

(2) If a Stock Acquisition Rights Holder, prior to the exercise of stock acquisition rights no longer fulfills the conditions for exercising stock acquisition rights (except for the cases in above 5.(1)), the Company may acquire such unexercised stock acquisition rights without contribution.

7. Matters concerning Transfer of Stock Acquisition Rights
In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

8. Issuance of Stock Acquisition Rights Certificates

The stock acquisition rights certificates shall be issued only if a request is made by the Stock Acquisition Rights Holder.

9. Amount of the Issue Price of Shares which are not Incorporated into the Stated Capital in the event of Issuance of Shares due to Exercise of Stock Acquisition Rights

The amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares due to exercise of the Stock Acquisition Rights shall be the amount deducting the amount to be incorporated into the stated capital from the issue price (provided, however, that if an adjustment is made to the issue price, the issue price after the adjustment). The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the issue price (provided, however, that if an adjustment is made, the issue price after adjustment) by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

10. Determination of Detailed Matters

Other detailed matters concerning terms for and methods of exercising stock acquisition rights shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holders.

- End -

Descriptions of the First Series of Stock Acquisition Rights of IT Holdings Corporation

1. Name of Stock Acquisition Rights

The First Series of Stock Acquisition Rights of IT Holdings Corporation (hereinafter referred to as the "Stock Acquisition Rights")

2. Class and Number of Shares subject to Stock Acquisition Rights

The class and number of the shares subject to each Stock Acquisition Right are 100 shares of common stock of IT Holdings Corporation (hereinafter referred to as the "Company").

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to the Stock Acquisition Rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share, resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the number of shares subject to the Stock Acquisition Rights. In such case, the aforementioned provisional statement shall be also applied.

3. Amount of Assets Invested upon the Exercise of each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, the assets shall be invested in cash, and it shall be the amount calculated by multiplying the amount per share

which may be delivered upon exercising the Stock Acquisition Rights and which should be paid in (hereinafter referred to as the "Paid-in Amount") by the number of shares subject to the Stock Acquisition Rights. The Paid-in Amount shall be ¥2,750.

In cases where the Company, after issuance of the Stock Acquisition Rights, conducts a stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula. Any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split or Consolidation Ratio}}$$

Additionally, after the issuance of the Stock Acquisition Rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary, the Company may adjust the Paid-in Amount. In such case, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From April 1, 2008 to December 31, 2008

5. Conditions for Exercising Stock Acquisition Rights

(1) A Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights in part or in whole; provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(2) The Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if the Stock Acquisition Rights Holder loses his/her position as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock

Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as a director, notwithstanding the aforementioned 4 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work or on administrative leave (hereinafter referred to as the "Leave"), each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an employee is absent or takes a Leave, the Share Option Holder shall not exercise his/her Share Options during that period.

(ii) In cases where the Share Option Holder who is an employee is absent or on the Leave over 12 months consecutively from the date of issuance of the Stock Acquisition Rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and Leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) In cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock

Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised Stock Acquisition Rights shall be treated according to applicable agreements in relation to the merger.

6. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules (*kaisha keisan kisoku*), and any fractions less than one yen shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

7. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved or where the share exchange agreement or share transfer plan, under which the Company becomes a wholly-owned subsidiary, is approved, the Company may acquire the Stock Acquisition Rights without contribution.

(2) In cases where the Stock Acquisition Rights Holder, prior to the exercise of the Stock Acquisition Rights, no longer fulfills the conditions for exercising the Stock Acquisition Rights (except for the cases in above 5.(1)), the Company may acquire the Stock Acquisition Rights without contribution.

8. Restriction on Acquisition of Stock Acquisition Rights by way of Transfer

In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

9. Rule on Fractions Less than One Share Resulting from Exercise of the Stock Acquisition Rights

Fractions less than one share in the number of shares to be delivered to the Stock Acquisition Rights Holder who has exercised the Stock Acquisition Rights, if any, shall be rounded down.

10. Determination of Detailed Matters

Methods of exercising the Stock Acquisition Rights and other detailed matters shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holder.

\- End -

Descriptions of the Third Series of Stock Acquisition Rights of TIS Inc.

1. Name of Stock Acquisition Rights

The Third Series of Stock Acquisition Rights of TIS Inc.

2. Class and Number of Shares subject to Stock Acquisition Rights

365,000 shares of common stock of TIS Inc. (hereinafter referred to as the "Company")

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to stock acquisition rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the number of shares subject to stock acquisition rights. In such case, the aforementioned provisional statement shall be applied.

3. Amount to be Paid upon the Exercise of Stock Acquisition Rights

The amount to be paid in per share subject to each stock acquisition right (hereinafter referred to as the "Paid-in Amount") is ¥4,750.

In cases where the Company, after issuance of stock acquisition rights, conducts a

stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula, and any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split/Consolidation Ratio}}$$

Additionally, after issuance of stock acquisition rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the Paid-in Amount. In such case,, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From July 1, 2006 to December 31, 2009

5. Conditions for Exercising Stock Acquisition Rights

(1) A person, who is allotted stock acquisition rights (hereinafter referred to as the "Stock Acquisition Rights Holder"), may exercise the allotted shares in part or in whole in each and every period provided below, provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(i) Right to 1/4 of the shares subject to the allotted stock acquisition rights may be exercised from July 1, 2006 to December 31, 2006

(ii) Right to 1/2 of the shares subject to the allotted stock acquisition rights may be exercised from January 1, 2007 to December 31, 2007

(iii) Right to 3/4 of the shares subject to the allotted stock acquisition rights may be exercised from January 1, 2008 to December 31, 2008

(iv) Right to all shares subject to the allotted stock acquisition rights may be exercised from January 1, 2009 to December 31, 2009

(2) A Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if after July 1, 2005, the Stock Acquisition Rights Holder loses its position

as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as director, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted stock acquisition rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted stock acquisition rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position as employee due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted stock acquisition rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work or on administrative leave, each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on administrative leave, the Stock Acquisition Rights Holder may not exercise his/her Stock Acquisition Rights during that period.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on administrative leave over 12 months consecutively from the date of issuance of stock acquisition rights to the date of the exercise of the rights (including the case where the sum of the consecutive absence and administrative leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) After July 1, 2006, in cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised stock acquisition rights shall be treated according to applicable agreements in relation to the merger.

6. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved, or where the proposals on the share exchange agreement and the share transfer plan, under which the Company becomes a wholly-owned subsidiary, are approved at the General Meeting of Shareholders, the stock acquisition rights may be acquired without contribution.

(2) If a Stock Acquisition Rights Holder, prior to the exercise of stock acquisition rights no longer fulfills the conditions for exercising stock acquisition rights (except for the cases in above 5.(1)), the Company may acquire such unexercised stock acquisition rights without contribution.

7. Matters concerning Transfer of Stock Acquisition Rights

In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

8. Issuance of Stock Acquisition Rights Certificates

The stock acquisition rights certificates shall be issued only if a request is made by the Stock Acquisition Rights Holder.

9. Amount of the Issue Price of Shares which are not Incorporated into the Stated Capital in the event of Issuance of Shares due to Exercise of Stock Acquisition Rights

The amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares due to exercise of the Stock Acquisition Rights shall be the amount deducting the amount to be incorporated into the stated capital from the issue price (provided, however, that if an adjustment is made to the issue price, the issue price after the adjustment). The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the issue price (provided, however, that if an adjustment is made, the issue price after adjustment) by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

10. Determination of Detailed Matters

Other detailed matters concerning terms for and methods of exercising stock acquisition rights shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holders.

- End -

Exhibit 5

Descriptions of the Second Series of Stock Acquisition Rights of IT Holdings Corporation

1. Name of Stock Acquisition Rights

The Second Series of Stock Acquisition Rights of IT Holdings Corporation (hereinafter referred to as the "Stock Acquisition Rights")

2. Class and Number of Shares subject to Stock Acquisition Rights

The class and number of the shares subject to each Stock Acquisition Right are 100 shares of common stock of IT Holdings Corporation (hereinafter referred to as the "Company").

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to the Stock Acquisition Rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share, resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company, may adjust the number of shares subject to the Stock Acquisition Rights. In such case, the aforementioned provisional statement shall be also applied.

3. Amount of Assets Invested upon the Exercise of each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, the assets shall be invested in cash, and it shall be the amount calculated by multiplying the amount per share

which may be delivered upon exercising the Stock Acquisition Rights and which should be paid in (hereinafter referred to as the "Paid-in Amount") by the number of shares subject to the Stock Acquisition Rights. The Paid-in Amount shall be ¥4,750.

In cases where the Company, after issuance of the Stock Acquisition Rights, conducts a stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula. Any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split or Consolidation Ratio}}$$

Additionally, after the issuance of the Stock Acquisition Rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary, the Company may adjust the Paid-in Amount. In such case, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From April 1, 2008 to December 31, 2009

5. Conditions for Exercising Stock Acquisition Rights

(1) A Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights in part or in whole in each and every period provided below; provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(i) Right to 3/4 of the shares subject to the allotted Stock Acquisition Rights may be exercised from April 1, 2008 to December 31, 2008

(ii) Right to all shares subject to the allotted Stock Acquisition Rights may be exercised from January 1, 2009 to December 31, 2009

(2) The Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a

director, operating officer or employee of the Company's subsidiary; provided, however, that if the Stock Acquisition Rights Holder loses his/her position as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as a director, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work or on administrative leave, each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an Employee is absent or on administrative leave, the Share Option Holder shall not exercise his/her Share Options during that period.

(ii) In cases where the Share Option Holder who is an employee is absent or on administrative leave over 12 months consecutively from the date of issuance of the Stock Acquisition Rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and administrative leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) In cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised Stock Acquisition Rights shall be treated according to applicable agreements in relation to the merger.

6. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules *(kaisha keisan kisoku)*, and any fractions less than one yen shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

7. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved or where the share exchange agreement or share transfer plan, under which the Company becomes a wholly-owned subsidiary, is approved, the Company may acquire the Stock Acquisition Rights without contribution.

(2) In cases where the Stock Acquisition Rights Holder, prior to the exercise of the

Stock Acquisition Rights, no longer fulfills, the conditions for exercising the Stock Acquisition Rights (except for the cases in above 5.(1)), the Company may acquire the Stock Acquisition Rights without contribution.

8. Restriction on Acquisition of Stock Acquisition Rights by way of Transfer

In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

9. Rule on Fractions Less than One Share Resulting from Exercise of the Stock Acquisition Rights

Fractions less than one share in the number of shares to be delivered to the Stock Acquisition Rights Holder who has exercised the Stock Acquisition Rights, if any, shall be rounded down.

10. Determination of Detailed Matters

Methods of exercising the Stock Acquisition Rights and other detailed matters shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holder.

- End -

Exhibit 6

Descriptions of the Fourth Series of Stock Acquisition Rights of TIS Inc.

1. Name of Stock Acquisition Rights

The Fourth Series of Stock Acquisition Rights of TIS Inc.

2. Class and Number of Shares subject to Stock Acquisition Rights

364,700 shares of common stock of TIS Inc. (hereinafter referred to as the "Company")

In cases where the Company conducts a stock split or stock consolidation,, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to stock acquisition rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the number of shares subject to stock acquisition rights. In such case, the aforementioned provisional statement shall be applied.

3. Amount to be Paid upon the Exercise of Stock Acquisition Rights

The amount to be paid in per share subject to each stock acquisition right (hereinafter referred to as the "Paid-in Amount") is ¥4,014.

In cases where the Company, after issuance of stock acquisition rights, conducts a

stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula, and any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split/Consolidation Ratio}}$$

Additionally, after issuance of stock acquisition rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the Paid-in Amount. In such cases, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From July 1, 2007 to December 31, 2010

5. Conditions for Exercising Stock Acquisition Rights

(1) A person, who is allotted stock acquisition rights (hereinafter referred to as the "Stock Acquisition Rights Holder"), may exercise the allotted shares in part or in whole in each and every period provided below; provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(i) Right to 1/4 of the shares subject to the allotted stock acquisition rights may be exercised from July 1, 2007 to December 31, 2007

(ii) Right to 1/2 of the shares subject to the allotted stock acquisition rights may be exercised from January 1, 2008 to December 31, 2008

(iii) Right to 3/4 of the shares subject to the allotted stock acquisition rights may be exercised from January 1, 2009 to December 31, 2009

(iv) Right to all shares subject to the allotted stock acquisition rights may be exercised from January 1, 2010 to December 31, 2010

(2) A Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if after July 1, 2005, the Stock Acquisition Rights Holder loses its position

as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as director, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted stock acquisition rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted stock acquisition rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position as employee due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted stock acquisition rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work or on administrative leave, each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on administrative leave, the Stock Acquisition Rights Holder may not exercise his/her Stock Acquisition Rights during that period.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on administrative leave over 12 months consecutively from date of issuance of stock acquisition rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and administrative leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) After July 1, 2007, in cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance, for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised stock acquisition rights shall be treated according to the applicable agreements in relation to the merger.

6. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved, or where proposals on the share exchange agreement and the share transfer plan, under which the Company becomes a wholly-owned subsidiary, are approved at the General Meeting of Shareholders, the stock acquisition rights may be acquired without contribution.

(2) If a Stock Acquisition Rights Holder, prior to the exercise of stock acquisition rights no longer fulfills the conditions for exercising stock acquisition rights (except for the cases in above 5.(1)), the Company may acquire such unexercised stock acquisition rights without contribution.

7. Matters concerning Transfer of Stock Acquisition Rights

In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

8. Issuance of Stock Acquisition Rights Certificates

The stock acquisition rights certificates shall be issued only if a request is made by the Stock Acquisition Rights Holder.

9. Amount of the Issue Price of Shares which are not Incorporated into the Stated Capital in the event of Issuance of Shares due to Exercise of Stock Acquisition Rights

The amount of the issue price of shares which are not incorporated into the stated capital in the event of issuance of shares due to exercise of the Stock Acquisition Rights shall be the amount deducting the amount to be incorporated into the stated capital from the issue price (provided, however, that if an adjustment is made to the issue price, the issue price after the adjustment). The amount to be incorporated into the stated capital shall be the amount obtained by multiplying the issue price (provided, however, that if an adjustment is made, the issue price after adjustment) by 0.5, and in the event that the amount includes fractions of less than one yen as a result of the calculation, the fractions shall be rounded up.

10. Determination of Detailed Matters

Other detailed matters concerning terms for and methods of exercising stock acquisition rights shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with Stock Acquisition Rights Holders.

- End -

Descriptions of the Third Series of Stock Acquisition Rights of IT Holdings Corporation

1. Name of Stock Acquisition Rights

The Third Series of Stock Acquisition Rights of IT Holdings Corporation (hereinafter referred to as the "Stock Acquisition Rights")

2. Class and Number of Shares subject to Stock Acquisition Rights

The class and number of the shares subject to each Stock Acquisition Right are 100 shares of common stock of IT Holdings Corporation (hereinafter referred to as the "Company").

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to the Stock Acquisition Rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share, resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the number of shares subject to the Stock Acquisition Rights. In such case, the aforementioned provisional statement shall be also applied.

3. Amount of Assets Invested upon the Exercise of each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, the assets shall be invested in cash, and it shall be the amount calculated by multiplying the amount per share

which may be delivered upon exercising the Stock Acquisition Rights and which should be paid in (hereinafter referred to as the "Paid-in Amount") by the number of shares subject to the Stock Acquisition Rights. The Paid-in Amount shall be ¥4,014.

In cases where the Company, after issuance of the Stock Acquisition Rights, conducts a stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula. Any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split or Consolidation Ratio}}$$

Additionally, after the issuance of the Stock Acquisition Rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary, the Company may adjust the Paid-in Amount. In such case, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From April 1, 2008 to December 31, 2010

5. Conditions for Exercising Stock Acquisition Rights

(1) A Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights in part or in whole in each and every period provided below; provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(i) Right to 1/2 of the shares subject to the allotted Stock Acquisition Rights may be exercised from April 1, 2008 to December 31, 2008

(ii) Right to 3/4 of the shares subject to the allotted Stock Acquisition Rights may be exercised from April 1, 2009 to December 31, 2009

(iii) Right to all shares subject to the allotted Stock Acquisition Rights may be exercised from January 1, 2010 to December 31, 2010

(2) The Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if the Stock Acquisition Rights Holder loses his/her position as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as a director, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work, or on administrative leave, each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on administrative leave, the Share Option Holder shall not exercise his/her Share Options during that period.

(ii) In cases where the Share Option Holder who is an employee is absent or on administrative leave over 12 months consecutively from the date of issuance of the Stock Acquisition Rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and administrative leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) In cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised Stock Acquisition Rights shall be treated according to applicable agreements in relation to the merger.

6. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules (*kaisha keisan kisoku*), and any fractions less than one yen shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

7. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved or where the share exchange agreement or share transfer plan, under which the Company becomes a wholly-owned subsidiary, is approved, the Company may acquire the Stock Acquisition Rights without contribution.

(2) In cases where the Stock Acquisition Rights Holder, prior to the exercise of the Stock Acquisition Rights, no longer fulfills the conditions for exercising the Stock Acquisition Rights (except for the cases in above 5.(1)), the Company may acquire the Stock Acquisition Rights without contribution.

8. Restrictions on Acquisition of Stock Acquisition Rights by way of Transfer

In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

9. Rule on Fractions Less than One Share Resulting from Exercise of the Stock Acquisition Rights

Fractions less than one share in the number of shares to be delivered to the Stock Acquisition Rights Holder who has exercised the Stock Acquisition Rights, if any, shall be rounded down.

10. Determination of Detailed Matters

Methods of exercising the Stock Acquisition Rights and other detailed matters shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holder.

- End -

Exhibit 8

Descriptions of the First Series of Stock Acquisition Rights of INTEC Holdings, Ltd.

1. Class and Number of Shares subject to Stock Acquisition Rights

The class of shares subject to the First Series of stock acquisition rights of INTEC Holdings, Ltd. (hereinafter referred to as the "Stock Acquisition Rights") shall be common stock of INTEC Holdings, Ltd. (hereinafter referred to as the "Company"). The number of shares subject to each of the Stock Acquisition Rights (hereinafter referred to as the "Number of Target Shares") shall be one thousand (1,000).

In cases where the Company conducts a stock split or stock consolidation with respect to the shares of common stock of the Company, the Number of Target Shares shall be adjusted according to the following formula.

Number of Shares after Adjustment =
Number of Shares before Adjustment x Split/Consolidation Ratio

In addition, if the Company conducts a merger, company split, share exchange or share transfer (hereinafter collectively referred to as the "Merger, etc."), or allotment of shares without contribution, or if any adjustment of the Number of Target Shares is necessary, the Number of Target Shares may be adjusted to the extent reasonable, in consideration of the conditions of the Merger, etc. or the conditions of the allotment of shares without contribution or any other relevant factors.

However, any fraction less than one share resulting from the adjustment shall be rounded down.

2. Amount of Assets Invested upon the Exercise of Each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount of ¥1,176 per share which should be paid in upon exercising each Stock Acquisition Right (hereinafter referred to as the "Exercise Price") by the Number of Target Shares.

If, after issuance of the Stock Acquisition Rights, the Company conducts a stock split (including allotment of common stock without contribution; hereinafter the same shall apply) or stock consolidation of the common stock of the Company, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{1}{\text{Split/Consolidation Ratio}}$$

In addition, if the Company issues common stock of the Company or disposes treasury shares at a price lower than the market price (excluding those resulting from the exercise of stock acquisition rights (including those accompanying bonds) entitling holders to request the Company to issue common stock), the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up. The term "Number of Issued

Shares" in the following formula shall be the total number of issued common stock of the Company minus the number of treasury shares relating to common stock held by the Company. In addition, in the event of disposition of treasury shares, the term "Number of Newly-issued Shares" shall be read as the term "Number of Treasury Shares to be Disposed".

Exercise Price after Adjustment =

$$\text{Exercise Price before Adjustment} \times \frac{\text{Number of Issued Shares} + \dfrac{\text{Number of Newly-issued Shares} \times \text{Paid-in Amount per Share}}{\text{Market Price before Issue of New Shares}}}{\text{Number of Issued Shares} + \text{Number of Newly-issued Shares}}$$

3. Exercise Period of Stock Acquisition Rights

From November 1, 2006 to March 31, 2011. However, if the last date of the exercise period is a non-business day of the Company, the last date of the exercise period shall be the preceding business day.

4. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares of common stock of the Company are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules (*kaisha keisan kisoku*), and any fraction less than one (1) yen resulting from the calculation, shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

5. Restriction on Acquisition of Stock Acquisition Rights by way of Transfer

Approval by the resolution of the Board of Directors of the Company shall be required to acquire the Stock Acquisition Rights by way of transfer.

6. Reasons the Company may Acquire Stock Acquisition Rights

If an absorption merger agreement or consolidation merger agreement by which the Company becomes a dissolving company, an absorption split agreement or plan for split through establishment of a new company by which the Company becomes a split company, or a share exchange agreement or share transfer plan by which the Company becomes a wholly-owned subsidiary, is approved at a general meeting of shareholders of the Company or at a meeting of the Board of Directors of the Company, and if a date of acquisition is designated by the Company, the Company may acquire all the Stock Acquisition Rights without contribution, when such designated date comes.

7. Conditions for the Exercise of Stock Acquisition Rights

   (1) Holders of the Stock Acquisition Rights (hereinafter referred to as the "Stock Acquisition Rights Holders") shall be required to hold a position as a director or employee of the Company or a subsidiary of the Company at the time of the exercise of the Stock Acquisition Rights as well, except for the case where such holder retires from the position of a director of the Company or a subsidiary of the Company due to an expiration of the term of office, retires at the age of mandatory retirement, or transfers to an affiliate of the Company, or otherwise the Company deems that there is any reasonable ground other than the above.

   (2) In the event of death of the Stock Acquisition Rights Holder, no successor may exercise the Stock Acquisition Rights.

   (3) The details of any other matters shall be subject to the Agreement on Allotment of Stock Acquisition Rights, which is to be entered into by and between the Company and the Stock Acquisition Rights Holders based on resolution of the Board of Directors of the Company.

8. Fractions less than one share of the shares to be delivered to the Stock Acquisition Rights Holders, who have exercised the Stock Acquisition Rights, if any, shall be rounded down.

Descriptions of the Fourth Series of Stock Acquisition Rights of IT Holdings Corporation

1. Name of Stock Acquisition Rights

The Fourth Series of Stock Acquisition Rights of IT Holdings Corporation (hereinafter referred to as the "Stock Acquisition Rights")

2. Class and Number of Shares subject to Stock Acquisition Rights

The class of shares subject to each of the Stock Acquisition Rights shall be common stock of IT Holdings Corporation (hereinafter referred to as the "Company"). The number of shares subject to each of the Stock Acquisition Rights (hereinafter referred to as the "Number of Target Shares") shall be 790 shares.

In cases where the Company conducts a stock split or stock consolidation with respect to the shares of common stock of the Company, the Number of Target Shares shall be adjusted according to the following formula.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split/Consolidation Ratio}$$

In addition, if the Company conducts a merger, company split, share exchange or share transfer (hereinafter collectively referred to as the "Merger, etc."), or allotment of shares without contribution, or if any adjustment of the Number of Target Shares is necessary, the Number of Target Shares may be adjusted to the extent reasonable, in consideration of the conditions of the Merger, etc. or the conditions of the allotment of shares without contribution or any other relevant factors.

However, any fraction less than one share resulting from the adjustment shall be rounded down.

3. Amount of Assets Invested upon the Exercise of Each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount of ¥1,489 per share which should be paid in upon exercising each Stock Acquisition Right (hereinafter referred to as the "Exercise Price") by the Number of Target Shares.

If, after issuance of the Stock Acquisition Rights, the Company conducts a stock split (including allotment of common stock without contribution; hereinafter the same shall apply) or stock consolidation of the common stock of the Company, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{1}{\text{Split/Consolidation Ratio}}$$

In addition, if the Company issues common stock of the Company or disposes treasury shares at a price lower than the market price (excluding those resulting from the exercise of stock acquisition rights (including those accompanying bonds) entitling holders to request the Company to issue common stock), the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up. The term "Number of Issued Shares" in the following formula shall be the total number of issued common stock of the Company minus the number of treasury shares relating to common stock held by the Company. In addition, in the event of disposition of treasury shares, the term "Number of Newly-issued Shares" shall be read as the term "Number of Treasury Shares to be Disposed".

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Issued Shares} + \dfrac{\text{Number of Newly-issued Shares} \times \text{Paid-in Amount per Share}}{\text{Market Price before Issue of New Shares}}}{\text{Number of Issued Shares} + \text{Number of Newly-issued Shares}}$$

4. Exercise Period of Stock Acquisition Rights

From April 1, 2008 to March 31, 2011. However, if the last date of the exercise period is a non-business day of the Company, the last date of the exercise period shall be the preceding business day.

5. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing

Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares of common stock of the Company are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules (*kaisha keisan kisoku*), and any fraction less than one (1) yen resulting from the calculation, shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

6. Restriction on Acquisition of Stock Acquisition Rights by way of Transfer

Approval by the resolution of the Board of Directors of the Company shall be required to acquire the Stock Acquisition Rights by way of transfer.

7. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

If an absorption merger agreement or consolidation merger agreement by which the Company becomes a dissolving company, an absorption split agreement or plan for split through establishment of a new company by which the Company becomes a split company, or a share exchange agreement or share transfer plan by which the Company becomes a wholly-owned subsidiary, is approved at a general meeting of shareholders of the Company or at a meeting of the Board of Directors of the Company, and if a date of acquisition is designated by the Company, the Company may acquire all the Stock Acquisition Rights without contribution, when such designated date comes.

8. Conditions for the Exercise of Stock Acquisition Rights

(1) Holders of the Stock Acquisition Rights (hereinafter referred to as the "Stock Acquisition Rights Holders") shall be required to hold a position as a director or employee of the Company or a subsidiary of the Company at the time of the exercise of the Stock Acquisition Rights as well, except for the case where such holder retires from the position of a director of the Company or a subsidiary of the Company due to an expiration of the term of office, retires at the age of mandatory retirement, or transfers to an affiliate of the Company, or otherwise the Company deems that there is any reasonable ground other than the above.

(2) In the event of death of the Stock Acquisition Rights Holder, no successor may exercise the Stock Acquisition Rights.

(3) The details of any other matters shall be subject to the Agreement on Allotment of Stock Acquisition Rights, which is to be entered into by and between the Company and the Stock Acquisition Rights Holders based on resolution of the Board of Directors of the Company.

9. Fractions less than one share of the shares to be delivered to the Stock Acquisition Rights Holders, who have exercised the Stock Acquisition Rights, if any, shall be rounded down.

- End -

<Procedures for Exercising Voting Rights via the Internet>

If you intend to exercise your voting rights via the Internet, please be aware of the following information.

Please note that if you plan to attend the meeting, you do not have to follow the procedures for exercising your voting rights via mail (Voting Form) or the Internet.

1. The voting site

(1) You can exercise your voting rights only by accessing the voting site designated by the Company (http://www.evote.jp/) via PC or mobile phone (using i-mode, EZweb or Yahoo!Keitai)*. (However, please note that this service will not be available between 2:00 a.m. and 5:00 a.m. every day.)
* "i-mode", "EZweb" and "Yahoo!Keitai" are trademarks or registered trademarks of NTT DoCoMo, Inc., KDDI Corporation, and Yahoo! Inc., respectively.

(2) Depending on the environment for your usage of the Internet, the Internet voting service via PC may not be available.

(3) If you intend to exercise your voting rights via mobile phone, please use the service offered by i-mode, EZweb or Yahoo!Keitai. In order to ensure security, the Internet voting service is not compatible with models which are not SSL-enabled or which cannot send mobile information.

(4) The Internet voting service is available until 5:45 p.m., February 14, 2008 (Thursday). However, early exercise of your voting rights is recommended. If you have any questions, please contact the Helpdesk, whose contact details appear at the end of this section.

2. How to exercise voting rights via the Internet

(1) Please visit the voting site (http://www.evote.jp/), use the "Login ID" and the "Provisional Password" specified in your Voting Form and enter whether you approve or disapprove each proposal according to the guidance on the screen.

(2) In order to prevent unauthorized access by non-shareholders ("impersonation") and tampering with votes cast by shareholders, please be reminded that you will be requested to change your "Provisional Password" on the voting site.

3. Treatment of repeated exercise of voting rights

(1) If any voting right is exercised both via mail (Voting Form) and via the Internet, the vote cast via the Internet will be considered valid.

(2) If any voting right is exercised via the Internet more than once, the vote cast last will be considered valid. Similarly, if any voting right is exercised both via PC and mobile phone, the vote cast last will be considered valid.

4. Expenses incurred in accessing the voting site

All expenses incurred in accessing the voting site (dialup access charges, phone charges, etc.) are to be borne by shareholders. If you use a mobile phone, you will be charged packet charges and other expenses associated with the use of your mobile phone, all of which are also to be borne by you.

Please direct inquiries on the system and other matters to:
Mitsubishi UFJ Trust and Banking Corporation Transfer Agent Division (Helpdesk)
Telephone: 0120-173-027 (business hours: 9:00 a.m. - 9:00 p.m., toll free)

END

(Translation)

Reference Materials for the General Meeting of Shareholders (Supplement)

Attachment for Proposal No. 1

Details of financial statements and other documents for the final fiscal year (ended March 2007) of TIS Inc.

Business Report
Consolidated Balance Sheet
Consolidated Profit and Loss Statement
Consolidated Statement of Changes in Shareholders' Equity
Notes to Consolidated Financial Statements
Non-consolidated Balance Sheet
Non-consolidated Profit and Loss Statement
Non-consolidated Statement of Changes in Shareholders' Equity
Notes to Non-consolidated Financial Statements
Certified Copy of Audit Report on Consolidated Financial Statements by Accounting Auditor
Certified Copy of Audit Report of Accounting Auditor
Certified Copy of Audit Report of the Board of Corporate Auditors

INTEC Holdings, Ltd.

Attachment

BUSINESS REPORT

(April 1, 2006 – March 31, 2007)

1. Current Status of the Company

(1) Business Progress and Result of the Group

According to the Bank of Japan's quarterly survey of business sentiment of March 2007, the volume of software investment in the fiscal year 2006 was record-high led by financial institutions including banks, insurance companies and securities firms. It is thought that steady corporate earnings supported Japanese companies' high demand for software investment.

As for the information service industry, the industry as a whole is recovering more solidly along with the recovery of the IT investment. On the other hand, the costs for outsourced engineers are increasing due to long working hours. Therefore, we continuously endeavor to increase our productivity.

The business performance of our Group for the current term is as follows.

Since the development for large projects have peaked already, the earnings for the current term remained relatively unchanged at JPY 211,581 million (0.8% increase from the last term).

The expenses for the current term and the coming term have increased and are expected to increase significantly comparing to the initial estimate because significantly more personnel than the planned number of personnel was placed in the large projects to properly execute the large transactions that are currently in progress. During this term, we also made allocation to the reserve for the additional expenses to be incurred after the next term. As a result, the ordinary income became JPY 1,216 million (89.9% decrease from the last term). Additionally, the net loss for the current term is JPY 818 million because the loss on disposal of fixed assets in the amount of JPY 1,422 million was recorded as extraordinary losses.

The summary of each sector is as follows.

(a) Outsourcing Service Sector

The gross sales were JPY 75,553 million (3.7% increase from the last term).

The sales increased comparing to the last term due to the increase in the sales related to comprehensive outsourcing services provided to the major clients by TIS Inc. and AJS Inc.

(b) Software Development Sector

The gross sales were JPY 102,944 million (3.5% decrease from the last term).

The sales decreased comparing to the last term because the development for a credit company, which was one of the large projects, has peaked during the first semester.

(c) Solution Service Sector (sales of IT device and software)

The gross sales were JPY 28,028 million (17.1% increase from the last term).

Due to the generally favorable environments for IT investment, the sales increased comparing to the last term.

(2) Capital Expenditures of the Group

The total capital expenditures for the current term were JPY 7,933 million. The major expenditures are as follows.

The facilities that have been completed during this term:

TIS Inc. Osaka Center	Earthquake resistant renovation
Ufit Co., Ltd. Shikatsu Office	Renovation for better building strength

(3) Business Transfer, Absorption-Type Split or Incorporation-Type Split

Agrex Inc., the consolidated subsidiary company, acquired all outstanding shares of Open Techno Co., Ltd. as of September 11, 2006 and all outstanding shares of Fines Co., Ltd. as of December 19, 2006, both of which became wholly owned subsidiary companies of Agrex Inc.

Open Techno Co., Ltd. and Fines Co., Ltd. have merged as of April 1, 2007 and became Agrex Fine Techno Inc.

(4) Assets and Profit and Loss Over the Past Three Fiscal Years

(Asset and Profit and Loss of the Group)

Category	FY 2003 33rd Term	FY 2004 34th Term	FY 2005 35th Term	FY 2006 36th Term (current consolidated FY)
Gross Sales (million)	169,429	199,648	209,922	211,581
Operating Income or Loss (million yen)	12,502	14,996	11,567	-0
Ordinary Income (million yen)	12,593	15,111	11,995	1,216
Current Net Income or Loss (million yen)	5,462	7,257	5,892	-818
Current Net Income or Loss Per Share (yen)	121.52	157.36	127.73	-18.05
Net Assets (million yen)	71,947	78,369	85,642	93,183
Gross Assets (million yen)	155,344	180,912	186,603	174,455
Net Assets Per Share (yen)	1,585.39	1,726.69	1,887.63	1,770.18

Note: 1. Starting with this consolidated fiscal year, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard No. 5 December 9, 2005) and "Guidance on Accounting Standard" (Implementation Guidance No. 8, December 9, 2005) have been applied.

2. Sales and income increased in the 33rd Term because the earnings of two companies, Agrex Inc. and TIS Consulting Co., Ltd. (merged with our company on April 1, 2006), increased a hundred fold and because the major service sectors of our company were prosperous.

3. In the 34th Term, the consolidation with Ufit Co., Ltd. greatly contributed to increased sales and income, as well as general success in the major service sectors such as

outsourcing and software development sectors.

4. In the 35th term, the entry by AJS Inc. contributed to increased sales. There were some transactions at our company and at some subsidiary companies, in which reverse and additional works were necessitated due to specification changes in excess of the expected workload. Therefore, the income for the 35th term decreased.
5. Please see the above-mentioned "1. Current Status of the Company (1) Business Progress and Result of the Company" for the 36th term.

(Assets and Profit and Loss of the Company that Created this Business Report)

Category	FY 2003 33rd Term	FY 2004 34th Term	FY 2005 35th Term	FY 2006 36th Term (current FY)
Gross Sales (million)	110,401	100,950	102,714	109,594
Operating Income or Loss (million yen)	9,561	9,014	6,154	-4,020
Ordinary Income or Loss (million yen)	9,816	9,480	7,226	-3,398
Current Net Income or Loss (million yen)	5,401	6,135	4,716	-1,269
Current Net Income or Loss Per Share (yen)	120.77	133.21	102.20	-28.02
Net Assets (million yen)	73,585	78,614	83,639	78,092
Gross Assets (million yen)	128,458	135,510	137,281	131,076
Net Assets Per Share (yen)	1,622.19	1,732.71	1,843.87	1,723.27

(5) Tasks to Be Dealt by the Group

Through the implementation of the midterm business plan "exceed '08" commencing in the fiscal year 2006 for 3 years, TIS Group endeavors to establish itself as a leading brand in the fiscal year 2008. The Group realizes that further growth of each business sector through implementation of measures to strengthen the production base, which in turn will improve both the technical capability and quality as the best in the business, is crucial. To achieve this objective, the following measures are implemented and enforced during this term: (a) prevention of unprofitable transactions in advance; (b) improvement of technical capability and quality; (c) reinforcement of marketing capability; and (d) improvement of profitability.

(a) Prevention of Unprofitable Transactions in Advance

For the past few years, we could not achieve sufficient performance due to unprofitable transactions. We have been making efforts to prevent reoccurrence by intensively analyzing the causes of such unprofitable transactions. After the following reinforcement measures were implemented, there have been no new unprofitable transactions during this term.

Specifically, we plan to reinforce the systems for evaluation of proposals and for risk management for each project. As part of the reinforcement measures, we have established a system under which the initially expected profit is reexamined at an earlier phase to ascertain the feasibility. The systems allow us to precisely understand the clients' needs and risks such as technical difficulties, based on which we are able to implement effective measures.

(b) Improvement of Technical Capability and Quality

To strengthen the system development base, we have introduced the concept of CMMI[1] and defined the standard process for developments applicable to all Group companies. As a result, we became able to proceed with the projects that are less likely to fail, and the foundation for the continuous improvement of the productivity and quality has been laid out.

(c) Reinforcement of Marketing Capability

To reinforce the marketing capability of the solution service sector, we have established the Marketing Promotion Department in October 2006. We will adopt solutions that will be implemented throughout the Group. The marketing division of each department cooperates with the Marketing Promotion Department to offer wide-ranged recommendation-type marketing.

(d) Measures for Improvement of Profitability

(i) Promotion of Deployment-Type Development Model

[1] CMMI (Capability Maturity Model Integration): It is a model for process maturity level developed by Software Engineering Institute of Carnegie Mellon University. It evaluates organizational ability in software development. It is an international guideline widely accepted in the world.

With an emphasis on "Deployment," which is a key pillar of the midterm business plan, we plan to improve the productivity of orders received. The Deployment is a method to establish a system for improvement of productivity and quality by decomposing the software that have been developed thus far into parts and components, as opposed to developing software from the beginning, and by utilizing the reference models, designing methods and operations know-how. We are maintaining the technical base and expanding the applicability of the Deployment.

(ii) Expansion of Consulting Capability

For the past few years, the relationship between clients and system integrators has changed drastically. As a system integrator we are now dealing directly with the end users of client companies and thus are increasingly required to have consulting capability and specialized operational knowledge. In addition to training consultants specifically for internal controls and insurance business in compliance with the Japanese SOX Act[2], we established BM Consultants Inc. in April 2007 as an organization specializing in consulting. The entire Group is in preparation towards the upgrading of our businesses.

We sincerely regret to report to the shareholders, investors and all other involved people that our performance has deteriorated this term. However, it is our belief that the performance fluctuation risks surrounding our company have been improved by response measures such as making allocations for large transactions. For the fiscal year 2007, we endeavor to promote aggressively measures for further growth and improve the corporate value of the Group.

We would appreciate your further advice and support.

(6) Primary Businesses of the Group

The Group consists of our company, 24 consolidated subsidiary companies and 11 equity method affiliate companies. The primary businesses are outsourcing services, software development and solution services related to informatization investment as

[2] Japanese SOX Act: The Japanese regulations that call for an effective accounting and audit system and strong internal controls under the Financial Instruments and Exchange Act.

well as leasing and market evaluation businesses related to the above businesses.

Beginning with this term, Open Techno Inc. and Finesse Co., Ltd. have become the consolidated subsidiary companies, and BeBest International Co., Ltd. has become an equity method affiliate company.

The businesses of the Group are as follows.

Category	Description of the Business
Outsourcing Service	System operations service, system housing service and consigned operations service are offered at the Group's centers. In addition, network service is provided by the Group companies.
Software Development	We offer system integration services which provide comprehensive services including proposal of information system and establishment of such system. We also offer consigned software development including ERP installation support, database and Internet environment establishment.
Solution Service	We propose and provide support for installation of the most suitable system for clients by combining hardware such as server, storage and client equipment and software such as package software.

(7) Primary Locations of the Group

(a) Principal Offices

(i) Our Company

Tokyo Principal Office: Minato-ku, Tokyo-to
Osaka Principal Office: Suita-shi, Osaka-fu
Chubu Division: Nagoya-shi, Aichi-ken
Kyusyu Branch: Fukuoka-shi, Fukuoka-ken
Centers: Tokyo and Osaka

(ii) Subsidiary Companies, etc.

Qualica Inc.: Koto-ku, Tokyo-to
Systems Engineering Laboratory Co., Ltd.: Koto-ku, Tokyo-to
Agrex Inc.: Shinjuku-ku, Tokyo-to
Ufit Co., Ltd.: Nagoya-shi, Aichi-ken
AJS Inc.: Sumida-ku, Tokyo-to
and other companies

(b) Employees of the Group

(i) Number of Employees at the Group

Number of Employees	Compared to the Last Term
8,707	+218

Note: 1. The number of employees is the number of people working at the Group.
The business of our Group is to provide comprehensive information services including designing an information system, developing software, selecting hardware, operating such system to meet the needs of the clients. Since the business is indivisible, we do not differentiate employees by each business sector.
2. The above number of employees does not include 1,966 temporary employees (including contract and part-time employees).

(ii) Number of Employees at Our Company

Number of Employees	Compared to the Last Fiscal Year	Average Number of Continuous Years of Service	Average Age
2,684	+ 209	9 years and 2 months	34 years and 3 months

Note: The number of employees is the number of people working.

(8) Status of Major Subsidiary Companies

(a) Major Subsidiary Companies

Name of Company	Capital	Ownership Ratio	Primary Businesses
TIS System Service Inc.	JPY 196 million	100 %	Computer operational management Data entry
TIS Total Service Co., Ltd.	50	100	Sales of supplies Staffing service
TIS Leasing Co., Ltd.	460	100*	Leasing
Toyo Network Services Corporation	400	100	Lease circuit service Facsimile mail service
IT Research Inc.	450	100	Research and development of information processing

			technology
TIS Solution Business Co., Ltd.	300	100	Software development Hardware sales Software sales
Qualica Inc.	1,234	80	Information processing Software development and sales
Systems Engineering Laboratory Co., Ltd.	616	51*	Software development and sales
Agrex Inc.	1,292	50	Information processing Software development and sales
Systems Trust Co., Ltd.	100	90	Software sales and maintenance Consulting service
Ufit Co., Ltd.	1,310	70.4	Software development Consulting and solution services
AJS Inc.	800	51	Information processing Software development and sales
TIS R&D Center, Inc.	USD 200 million	100	Information processing Software development and sales
TISI (USA), Inc.	USD 200 million	100	Information processing Software development and sales
TIS North America Inc.	USD 10 million	100	Management of our subsidiary companies, etc. in the U.S.
TISI Shanghai Co., Ltd.	USD 130 million	100	Information service

Note: The asterisks (*) mean that the ownership ratio includes the shares owned by the subsidiary companies.

(b) Course of Mergers

(i) We acquired the shares of TIS Leasing Co., Ltd. from a third party, and TIS Leasing Co., Ltd. became our wholly owned subsidiary company as of December 31, 2006.

(ii) We acquired the shares of Toyo Network Services Corporation from a third party, and Toyo Network Services Corporation became our wholly owned subsidiary company as of February 28, 2007.

(iii) At the Board of Directors' Meeting of Toyo Network Services Corporation held on March 14, 2007, the Board of Directors passed a resolution for dissolution of the company.

(iv) TISI (USA), Inc. and TIS North America Inc. are proceeding with liquidation procedures.

(v) IT Research Inc. has changed its company name to BM Consultants Inc. as of April 1, 2007.

(9) Major Lenders and Loans

Lenders	Amount of Loans
Syndicate Loan (Managed by the Bank of Tokyo-Mitsubishi UFJ)	6,500 million yen
The Bank of Tokyo-Mitsubishi UFJ	1,125 million yen
Nippon Life Insurance Company	800 million yen
The Dai-Ichi Mutual Life Insurance Company	410 million yen
IBJ Leasing Co., Ltd.	398 million yen
Resona Bank	390 million yen

(10) Other Important Information Regarding the Above Companies Not Provided Above

Not applicable.

However, with respect to one important matter concerning operations, the lawsuit against e-System Corporation, judgment was rendered in February 2007 at the Tokyo District Court, and we won the lawsuit.

2. Shares

(1) Total Number of Authorized Shares 82,400,000 shares

(2) Total Number of Outstanding Shares 45,326,412 shares

Note: The total number of outstanding shares was increased by 2,400 shares after the stock acquisition rights were exercised during this fiscal year.

(3) Total Number of Shareholders 8,973 people

(4) Major Shareholders

Name of the Shareholder	Status of Investment to Our Company	
	Shares Owned	Ownership Ratio
The Master Trust Bank of Japan, Ltd. (Account in Trust)	2,686,000	5.9%
Bank of New York GCM Client Accounts ESIG	2,322,000	5.1
Japan Trustee Services Bank, Ltd. (Account in Trust)	2,259,000	5.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,242,000	2.7
Ohbayashi Corporation	1,161,000	2.5
JCB Co., Ltd.	1,161,000	2.5
Sanshin Co., Ltd.	1,149,000	2.5
HSBC Bank Plc. Clients UK Tax Treaty	983,000	2.1
Deutsche Bank AG London PB Irish Residents 619	844,000	1.8
Morgan Stanley and Company International Limited	820,000	1.8

Note: 1. We have listed the ten largest shareholders.

2. The ownership ratio is calculated without 10,071 treasury shares.

3. Scheme of Stock Acquisition Rights

(1) Scheme of Stock Acquisition Rights as of the End of this Fiscal Year

(a) Summary of the Scheme of Stock Acquisition Rights

The summary of the stock acquisition rights that we have issued is as follows.

Issued Time (Date of Resolution)	Number of Stock acquisition rights	Class and Number of Shares Subject	Issue Price	Exercise Price	Exercisable Period
1st Series of Stock Acquisition Rights (June 27, 2002)	3,088 units	Common stock 308,800 shares	No contribution	JPY 3,562	July 1, 2004 – Dec. 31, 2007
2nd Series of	3,397 units	Common stock	No contribution	JPY 2,750	July 1, 2005 –

Stock Acquisition Rights (June 27, 2003)		339,700 shares			Dec. 31, 2008
3rd Series of Stock Acquisition Rights (June 25, 2004)	3,714 units	Common stock 371,400 shares	No contribution	JPY 4,750	July 1, 2006 – Dec. 31, 2009
4th Series of Stock Acquisition Rights (June 24, 2005)	3,732 units	Common stock 373,200 shares	No contribution	JPY 4,014	July 1, 2007 – Dec. 31, 2010

(b) Stock acquisition rights Owned by Our Directors and Corporate Auditors

Out of the stock acquisition rights listed in (a) above, the stock acquisition rights owned by our directors and Corporate Auditors by category are as follows.

Category	**Issued Time**	**Number of Stock Acquisition Rights**	**Number of Shares Subject**	**Number of Owners**
Directors	1st Stock acquisition rights	405 units	40,500 shares	15
	2nd Stock acquisition rights	436 units	43,600 shares	15
	3rd Stock acquisition rights	510 units	51,000 shares	15
	4th Stock acquisition rights	380 units	38,000 shares	15
Corporate Auditors	1st Stock acquisition rights	20 units	2,000 shares	1
	2nd Stock acquisition rights	20 units	2,000 shares	1

	3rd Stock acquisition rights	20 units	2,000 shares	1
	4th Stock acquisition rights	15 units	1,500 shares	1

Note: The stock acquisition rights owned by the Corporate Auditors were granted to the Corporate Auditors when they were employed as employees.

4. Directors and Corporate Auditors

(1) Names and Other Information on the Directors and Corporate Auditors

Position	**Name**	**Division in Charge and Representation of Other Organization**
Director-President (Representative Director)	Susumu Okamoto	Director of Marketing Promotion Department
Executive Director (Representative Director)	Yukio Urata	Director of the Planning Department, In charge of the Vision 21 Promotion Office In charge of the Group Service Center and Executive Secretary
Executive Director (Representative Director)	Norio Maenishi	Deputy General Manger of the Marketing Promotion Department Director of the Operations Control Department In charge of Secure One Office
Managing Director	Toru Kuwano	General Manager of the 1st Card Division
Managing Director	Nobuyoshi Sasaki	Deputy General Manager of the 1st Card Division
Managing Director	Satoshi Miyamoto	In charge of the 3rd Project Promotion Office Manager of the Business System Consulting Division Representative Director of IT Research Inc.
Director	Mitsushi Nishida	Manager of the 2nd Card

		Operations Control Division
Director	Yasuaki Kawamura	General Manager and Secretary of the Compliance Department
Director	Tatsuya Nishiyama	Manager of the 1st Business Operations Control Division Manager of the 1st System Marketing of the 1st Business Operations Control Division
Director	Yasuo Goto	Manager of the 3rd Business General Control Division
Director	Shohei Miyashita	Manager of the 2nd Business General Control Division and Manager of the Central Region Project of the 2nd Business General Control Division
Director	Motomasa Moriya	Manager of the Financial Project of the General Control Division Marketing Director of the Financial System of the General Control Division
Director	Yuuichi Aida	General Manager of the Technical Department Manager of the Basic Technical Center of the Technical Department
Director	Toshio Asano*	Manager of the 1st Card Project Division Secretary of the Card Project Promotion of the 1st Card Project Division
Director	Toru Ebina*	Secretary of the 3rd Project Division
Director	Takahide Nishino*	Representative Director – Vice President of Ufit Co., Ltd.
Full-Time Corporate Auditor	Kentaro Fukumoto	
Corporate Auditor	Nobuyuki Yonezawa	

Corporate Auditor	Jun Ito	Certified public accountant Certified public tax accountant
Corporate Auditor	Osamu Takemura*	

Note: 1. The Corporate Auditors, Mr. Nobuyuki Yonezawa and Mr. Jun Ito, are the outside Corporate Auditors as provided for under the Article 2 (xxvi) of the Companies Act.

2. Appointment and resignation of the directors and Corporate Auditors during this fiscal year.

    (1) Appointment: The directors marked with asterisks (*) were the directors newly appointed at the 35th General Meeting of Shareholders held on June 23, 2006.

    (2) Resignation: Mr. Takashi Funaki, the director, and Mr. Eisuke Ito, the Corporate Auditor, resigned as of June 23, 2006.

3. The Corporate Auditor Mr. Kentaro Fukumoto has experience as the director in charge of finance affairs at our company and is considerably knowledgeable in the areas of finance affairs and accounting.

4. The Corporate Auditor Mr. Nobuyuki Yonezawa has many years of experience at financial institutions and is considerably knowledgeable in the areas of finance affairs and accounting.

5. The Corporate Auditor Mr. Jun Ito is qualified as a certified public accountant and a certified public tax accountant and is considerably knowledgeable in the areas of finance affairs and accounting.

6. The Corporate Auditor Mr. Osamu Takemura has many years of experience at the accounting division of our company and is considerably knowledgeable in the areas of finance affairs and accounting.

7. Changes to the directors' division assignment as of April 1, 2007 are as follows.

Position	Name	Division in Charge and Representation of Other Organization
Executive Director (Representative Director)	Yukio Urata	Director of the Planning Department In charge of the Vision 21 Promotion Office In charge of the Group Service Center Executive Secretary of the Group Service Center Representative Director – Chairman of AJS Inc.
Executive Director (Representative Director)	Norio Maenishi	Deputy General Manger of the Marketing Promotion Department

		Director of the Operations Control Department
Managing Director	Satoshi Miyamoto	In charge of the 3rd Project Promotion Office Manager of the Business System Consulting Division of general Control Department Representative Director of BM Consultants Inc.
Director	Tatsuya Nishiyama	Deputy Manager of the Planning Department Planning Manager of the Planning Department Project Secretary of the Related Businesses of the Planning Department

(2) Status of Important Concurrent Offices

Category	Name	Status of Concurrent Offices		Abstract
		Name of the Company	Position	
Director	Yukio Urata	TIS System Service Inc.	Director	
		TIS Total Service Co., Ltd.	Director	
		Qualica Inc.	Director	
		Agrex Inc.	Director	
		Ufit Co., Ltd.	Auditor	
		Systems Trust Co., Ltd.	Director	
		AJS Inc.	Director	
		TIS R&D Center, Inc.	Director	
		TISI (Shanghai) Co., Ltd.	Director	
		Hong Tu Financial Software (Shanghai) Co., Ltd.	Director	
		DGT Information Systems	Director	
	Norio Maenishi	Ufit Co., Ltd.	Director	
		AJS Inc.	Auditor	
		TISI (USA), Inc.	Director	
		TIS North America Inc.	Director-President	

		Hontsuna Co., Ltd.	Director	
	Nobuyoshi Sasaki	Ufit Co., Ltd.	Director	
	Satoshi Miyamoto	IT Research Inc. Oji Business Center Co., Ltd.	Director-President Director	
	Mitsushi Nishida	TIS System Service Inc. Agrex Inc. Ufit Co., Ltd.	Director-President Director Director	
	Tatsuya Nishiyama	Qualica Inc. Systems Engineering Laboratory Co., Ltd.	Director Director	
	Yasuo Goto	TIS System Service Inc. TIS Solution Business Co., Ltd. Qualica Inc. Encodex Japan Ltd.	Director Director Director Director	
	Shohei Miyashita	Qualica Inc. Hontsuna Co., Ltd. Sunmoretech Co., Ltd.	Director Director Director	
	Motomasa Moriya	Japan TPP Securities Co., Ltd.	Director	
	Takahide Nishino	Ufit Co., Ltd.	Director – Vice President	
Corporate Auditor	Kentaro Fukumoto	TIS System Service Inc. Qualica Inc. TIS Total Service Co., Ltd. TIS Leasing Co., Ltd. IT Research Inc. Systems Engineering Laboratory Co., Ltd.	Auditor Auditor Auditor Auditor Auditor Auditor	
	Nobuyuki Yonezawa	TIS Leasing Co., Ltd. TIS Solution Business Co., Ltd. Toyo Network Services Corporation Systems Trust Co., Ltd.	Auditor Auditor Auditor	

		AJS Inc. Hong Tu Financial Software (Shanghai) Co., Ltd.	Auditor Auditor Auditor	
	Osamu Takemura	Qualica Inc. TIS Leasing Co., Ltd. Encodex Japan Ltd.	Auditor Auditor Auditor	

Note:
1. The above companies are engaged in the businesses which are of the same categories as our company's businesses.
2. At the Board of Directors' Meeting of Toyo Network Services Corporation held on March 14, 2007, the Board of Directors passed a resolution for dissolution of the company.
3. At the General Meeting of Shareholders of M&T System Operations Co., Ltd. held on June 15, 2006, the shareholders passed a resolution for dissolution of the company. The company has already ceased operations and is proceeding with liquidation procedures.
4. TISI (USA) Inc. and TIS North America Inc. are proceeding with liquidation procedures.
5. IT Research Inc. has changed its name to BM Consultants Inc. as of April 1, 2007.
6. Japan TPP Securities Co., Ltd. merged with Tokyo Diamond Marketing Service Co., Ltd. as of April 1, 2007 and became MU Communications Co., Ltd.

(3) Total Remuneration for the Directors and Corporate Auditors

Category	Number of People	Amount of Remuneration	Abstract
Directors	16	JPY 311,600,000	
Corporate Auditors	4	JPY 59,100,000	
Total	20	JPY 370,700,000	

Note:
1. The directors' remuneration does not include salaries as employees (including bonuses) for the directors who are also employees.
2. The above remuneration includes JPY 84,000,000 which was recorded as the reserve for directors' and auditors' retirement allowance of this fiscal year (15 directors and 4 Corporate Auditors).
3. According to the resolution adopted at the General Meeting of Shareholders held on June 27, 1991, remuneration for a director must be JPY 28,000,000 or less per month.

4. According to the resolution adopted at the General Meeting of Shareholders held on June 29, 1999, remuneration for a Corporate Auditor must be JPY 6,000,000 or less per month.

(4) Other Important Information Regarding the Directors or Corporate Auditors

Not applicable

(5) Information Regarding Outside Executive Officers

(a) Other Outside Executive Offices Concurrently Held

Corporate Auditor Mr. Jun Ito holds concurrent offices as the outside Corporate Auditor for Medikit Co., Ltd. and Chiba Flour Milling Co., Ltd.

We are not in any special relationship with the above two companies.

(b) Primary Activities During the Fiscal Year

(i) Board of Directors' Meetings

During this fiscal year, we held 23 Board of Directors' Meetings in total. Mr. Nobuyuki Yonezawa attended all of 23 meetings, and Mr. Jun Ito attended 22 meetings out of 23 meetings. They asked questions and presented their opinions accordingly and performed their functions as Corporate Auditors to the full extent.

(ii) Board of Corporate Auditors' Meeting

During this fiscal year, we held 22 Board of Corporate Auditors' Meetings in total. Mr. Nobuyuki Yonezawa and Mr. Jun Ito attended all of 22 meetings. Pursuant to the auditing policies and work responsibilities as determined by the Board of Corporate Auditors' Meeting, they attended the Board of Directors' Meetings and other important meetings, inspected material documents, audited the principal offices and other primary offices, investigated subsidiaries and reported to the Board of Corporate Auditors.

(c) Summary of Limited Liability Agreements

Pursuant to Article 423 (1) of the Companies Act, we have set forth Article 39 of the Articles of Incorporation providing that we may conclude limited liability agreements. However, at present we have not concluded any limited liability agreements.

(d) Total Remuneration for Outside Executive Officers

Category	Number of People	Amount of Remuneration	Abstract
Outside Executive Officers	2	JPY 21,600,000	

5. Accounting Auditor

(1) Name of Accounting Auditor

Misuzu Audit Corporation (temporary accounting auditor)

(2) Remuneration for Accounting Auditor

(a) The total remuneration payable to the accounting auditor by our company and our subsidiary companies:

JPY 117,000,000

(b) Out of the above (a) amount, the total remuneration payable to the accounting auditor by our company and our subsidiary companies in consideration for audit certification services, defined under Article 2 (1) of the Certified Accountants Law (Act No. 103 of 1948):

JPY 113,000,000

(c) Out of the above (b) amount, the total remuneration payable to the accounting auditor by our company:

JPY 48,000,000

Note: 1. The remuneration in (c) is the sum of the fees for auditing under the Companies Act and the fees for auditing under the Securities Exchange Act because there is no clear division between the two under the audit agreement between the Company and the accounting auditor, nor is division between the two possible in practice.

2. Our company and some of our subsidiary companies have paid remuneration to the accounting auditor for services of financial evaluation and assessment of listing status which do not fall under Article 2 (1) of the Certified Accountants Law.

(3) Policy on Determination of Dismissal or Rejection of Reappointment

The Board of Directors may, with the agreement of the Board of Corporate Auditors or upon the request of the Board of Corporate Auditors, propose to dismiss the accounting auditor or reject reappointment of the accounting auditor at the General Meeting of

Shareholders if the Board of Directors determines it to be necessary, such as in cases where there are obstacles to the performance of duties of the accounting auditor.

If the status of the accounting auditor falls under any item defined in Article 340 (1) of the Companies Act, the Board of Corporate Auditors may dismiss the accounting auditor upon the agreement of all members of the Board of the Corporate Auditors. If the accounting auditor is dismissed, the Corporate Auditor appointed by the Board of Corporate Auditors will report the dismissal and a reason for such dismissal at the first General Meeting of Shareholders held after the dismissal.

6. Summary of Resolutions regarding Development of Systems to Assure Proper Operations

(1) System to Assure that the Execution of the Directors' Duties are in Compliance with the laws and regulations and the Articles of Incorporation

(a) We will establish corporate social responsibility rules ("CSR Rules"). By having the representative director – president repeatedly communicating the philosophy of the CSR Rules to the directors, Corporate Auditors and employees, we will ensure that compliance with the laws and regulations and public ethics is the premise of any corporate activity.

(b) By appointing a director who is responsible for compliance and leads the Compliance Department, we endeavor to develop a comprehensive compliance system throughout the entire Group and understand issues with compliance. We will establish the Compliance Committee for which a representative director will be appointed as chairman, and the Compliance Office will be the administrative office. The committee will discuss material issues in respect of compliance and report the results to the Board of Directors.

(c) We will establish a system that allows any director or employee who discovers an issue with compliance to report to the Compliance Department. In addition, we will establish an internal alert system under which employees may report directly to the outside Corporate Auditor. If the outside Corporate Auditor is informed or alerted of any issue with compliance, the outside Corporate Auditor will investigate such issue and discuss and determine preventative measures at the Compliance Committee. The Compliance Department will enforce such preventative measures.

(d) If there is any violation of the laws and regulations or the Articles of Incorporation by any director, the Compliance Committee will advise specific disciplinary actions to the Board of Directors.

(2) System for Storage and Maintenance of Information Related to Execution of the Directors' Duties

(a) Pursuant to the document management rules, any of the following documents related to the execution of the directors' duties (including electronic records, applicable hereafter) or any other important information will be properly stored and maintained by the chief of the responsible department.

(i) Minutes of the General Meetings of Shareholders and related materials

(ii) Minutes of the Board of Directors' Meetings and related materials

(iii) Records or instruction at other important meetings held by the Board of Directors and related materials

(iv) Any other important document related to execution of the directors' duties

(b) The documents provided in the above (a) must be stored for at least 10 years and must be available for inspection as necessary.

(3) Other Systems Related to Management of Risk of Loss

(a) We will establish rules for risk management which shall systematically governs the risk management of the entire Group. We will appoint a director who will be responsible for compliance and lead the Compliance Department as a general manager of the Compliance Department.

(b) Pursuant to the risk management rules, each department will analyze and categorize its specific and potential risks in advance and implement response measures.

(c) Each department will periodically report project risks, response measures and status on the implementation of such measures to the Board of Managing Directors. If there is any project risk that requires evaluation at the system development meetings or other meetings, the response measures will be implemented according to the instruction or advice given at such meetings.

(d) Any department of the principal offices will periodically report their response measures to risks and the status of implementation of such measures to the Board of Managing Directors.

(e) The Compliance Department will periodically report on the matters regarding risk management of the entire Group (such as policies, system status and suitability of the risk management of the entire Group) to the Compliance Committee and the Board of Corporate Auditors. The Compliance Department will report any especially important matter regarding risk management to the Board of Managing Directors or the Board of Directors. In addition, the Compliance Department will provide necessary support and advice to each department.

(f) A Group company may consult with or report to the Compliance Department about the risks involving the entire Group and about response measures for such risks. The Compliance Department may report such information to the Compliance Committee as necessary.

(g) The Internal Audit Division of the Compliance Department will audit the status of the risk management of each division and periodically report the audit results to the Compliance Committee and to the representative director – president.

(4) System to Secure Efficiency of Execution of the Directors' Duties

(a) The Board of Directors will make decisions as to management policies, other matters required by law and other matters important to the operations and will supervise corporate operations.

(b) We will establish the Board of Managing Directors consisting the directors. The Board of Managing Directors will discuss individual operational tasks related to corporate operations from the practical point of view. The Board of Managing Directors' Meetings are generally held at least twice per month.

(5) System to Ensure that the Employees' Execution of Duties Are in Compliance with the Laws and Regulations and the Articles of Incorporation

(a) We will establish CSR Rules, and adopt them as actual policies, standards or guidelines in carrying out corporate activities.

(b) The Compliance Department will establish an annual activity schedule for compliance and train the employees in accordance with the schedule.

(c) The Compliance Department will audit the daily activities of each division.

(d) We will establish an internal alert system under which an employee may report directly to the outside Corporate Auditor.

(e) The Compliance Department will cooperate regularly with the auditors to investigate and evaluate the compliance system and any compliance problem of the Group.

(f) If an employee violates the laws and regulations or the Articles of Incorporation, the Compliance Committee will request the Human Resources Department to take a disciplinary action.

(6) System to Ensure the Proper Operations of the Group Consisting of Our Company, Parent Company and Subsidiary Companies

(a) We will establish CSR Rules as a Group to maintain a uniform philosophy for compliance and information security.

(b) We will comprehensively manage the operations of the Group by assigning one of our directors to each Group company.

(c) A director, auditor, or accounting staff or planning staff will be appointed as auditor for each consolidated subsidiary company to regularly supervise the accounting.

(d) We will establish an alert system for the Group. Any information that is reported to the outside Corporate Auditor of the Group company will be reported to our outside Corporate Auditor by the outside Corporate Auditor of other Group company.

(e) We will establish an internal controls system at our company and the Group companies. We will establish a division at our company and at each Group company that will be in charge of the internal controls. We will also establish a system in which discussion of the internal controls, sharing of information and communication of instructions and requests are efficiently performed among our company and the Group companies.

(f) The directors of our company and the presidents of the Group companies have the right to and are responsible for the establishment of the internal controls system to assure proper operations of each department.

(g) The Compliance Department at our company will internally audit our company and the Group companies. The Compliance Department will report the audit results to the responsible division under (e) and the responsible personnel under (f). The responsible division under (e) will instruct on measures for internal controls, support and advice implementation of such measures as necessary.

(7) Employees Requested to Support the Duties of Corporate Auditors

(a) If the Corporate Auditors deem necessary, the Corporate Auditors may order the employees at the Internal Audit Department to support the audit work as a supplementary employee.

(8) Independence of the Above Employees from the Directors

(a) To secure the independence of the above employees, the employees who are ordered to support the audit works by the Corporate Auditors will not be supervised or instructed by any director.

(b) The approval of the Board of Corporate Auditors is required to transfer, evaluate or discipline the employees who are ordered to assist with audit work by the Corporate Auditor.

(9) Systems for the Directors and Employees to Report to the Corporate Auditors and Other Systems to Report to the Corporate Auditors

(a) The following must be reported to the auditors.

Matters to be Reported Regularly

(i) Management Status

(ii) Status of the execution of projects

(iii) Status of the finance affairs

(iv) Audit results of the Internal Audit Department (including the internal controls system)

(v) Status of risks and risk management

(vi) Compliance status (e.g. accidents, impropriety, complaints or troubles)

Matters to be Reported Occasionally

(i) Facts that may cause significant damage to the company

(ii) Facts of misconduct and violations of the laws and regulations or the Articles of Incorporation committed in the course of the directors' execution of their duties

(iii) Changes to significant accounting policies or establishment or abolishment of accounting standards, etc.

(iv) Presentation of projected businesses and performance and the contents of material disclosure documents

(b) Reporting Method

The matters that are to be reported regularly are reported at the ordinary important meetings that the auditors attend.

(10) Other Systems to Secure Effective Audits by the Corporate Auditors

(a) The Board of Corporate Auditors will regularly hold opinion-sharing meetings with the representative directors, audit firm and the Internal Audit Department respectively.

(b) The Board of Corporate Auditors shall be assured that the Board of Corporate Auditors will have the opportunity to retain professionals such as attorneys and accountants and obtain their advice regarding audit work as necessary.

7. Basic Policy Regarding the Control of the Company

We are not considering the adoption of any defense mechanism against takeover at present.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2007)

(Unit: millions of yen)

ASSETS		LIABILITIES	
Category	Amount	Category	Amount
Current Assets:	**89,581**	**Current Liabilities:**	**55,650**
Cash and deposits	22,971	Notes and accounts payable	17,320
Notes and accounts receivable	47,786	Convertible bonds to be redeemed within one year	9,999
Securities	1,812		
Inventory assets	6,459	Short-term borrowings	4,839
Deferred tax assets	7,585	Accrued expenses	6,965
Other current assets	2,996	Income taxes payable	2,346
Allowance for doubtful accounts	(30)	Consumption taxes payable	1,651
Fixed Assets:	**84,874**	Reserve for bonuses	3,432
Tangible Fixed Assets	**36,562**	Reserve for order losses	5,139
Buildings and structures	20,270	Other current liabilities	3,956
Machinery, equipment and vehicles	3,330	**Fixed Liabilities:**	**25,621**
Land	6,704	Bonds payable	7,500
Leased assets	4,989	Long-term loans payable	7,497
Other tangible fixed assets	1,267	Reserve for retirement benefit	2,524
Intangible Fixed Assets	**6,243**	Reserve for directors' and auditors' retirement allowance	882
Software	4,257		
Other intangible fixed assets	1,985	Negative goodwill	1,342
Investments and Other Assets	**42,068**	Deferred tax liabilities due to revaluation	1,064
Investments in securities	30,275		
Deferred tax assets	879	Deferred tax liabilities	4,051
Prepaid pension expenses	1,568	Other fixed liabilities	759
Guarantee deposits	7,282	**Total Liabilities**	**81,272**
Other investments and other assets	2,278	NET ASSETS	
Allowance for doubtful accounts	(216)	Category	Amount
		Shareholders' Equity:	**78,828**
		Capital	23,088
		Capital surplus	22,415
		Earned surplus	33,360
		Treasury shares	(35)
		Valuation and Conversion Adjustments	**1,389**
		Other net unrealized gain (or loss) on	4,322

		valuation of securities	
		Net gain (or loss) on revaluation of land	(2,922)
		Exchange conversion adjustment account	(10)
		Equity of Minority Shareholders	**12,965**
		Total Net Assets	**93,183**
Total Assets	**174,455**	**Total Liabilities and Net Assets**	**174,455**

CONSOLIDATED PROFIT AND LOSS STATEMENT

(From April 1, 2006 to March 31, 2007)

(Unit: millions of yen)

Category	Amount	
Sales		211,581
Cost of Sales		186,715
Gross Profit		**24,866**
Selling, general and administrative expenses		24,867
Operating Loss		**0**
Non-operating income		
Interest income	67	
Dividend received	331	
Negative goodwill depreciation	952	
Other non-operating income	234	1,586
Non-operating expenses		
Interests expense	165	
Other non-operating expenses	203	369
Ordinary Income		**1,216**
Extraordinary Income		
Gain on sale of fixed assets	8	
Gain on sales of investments in securities	689	
Reversal of allowance for doubtful accounts	76	
Gain from revision of the retirement benefit system	405	1,180
Extraordinary Loss		
Loss on sales of fixed assets	2	
Loss on disposal of fixed assets	1,422	
Valuation loss of investments in securities	67	
Other extraordinary loss	235	1,727
Net Income Before Income Taxes		**669**
Income taxes: current	3,663	
Income taxes: deferred	(2,934)	728
Minority interests		(758)
Net Loss		**818**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(From April 1, 2006 to March 31, 2007)

(Unit: millions of yen)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury shares	Total Shareholders' Equity
Balance as of March 31, 2006	23,084	22,412	35,507	(32)	80,971
Changes during the fiscal year					
Issuance of stock	3	3	-	-	6
Dividend from surplus*	-	-	(770)	-	(770)
Interim dividend	-	-	(453)	-	(453)
Bonuses to directors*	-	-	(105)	-	(105)
Net loss	-	-	818	-	818
Acquisition of treasury shares	-	-	-	(2)	(2)
Other changes during the fiscal year other than the shareholders' equity (net)	-	-	-	-	-
Total changes during the fiscal year	3	3	(2,146)	(2)	(2,140)
Balance as of March 31, 2007	23,088	22,415	33,360	(35)	78,828

	Valuation and Conversion Adjustments				Equity of Minority Shareholders	Total Net Assets
	Net gain (or loss) on valuation of securities	Net gain (or loss) on revaluation of land	Exchange conversion adjustment account	Total valuation and translation adjustments		
Balance as of March 31, 2006	7,643	(2,922)	(50)	4,671	12,613	98,256
Changes during the fiscal year						
Issuance of stock	-	-	-	-	-	6
Dividend from surplus*	-	-	-	-	-	(770)
Interim dividend	-	-	-	-	-	(453)
Bonuses to directors*	-	-	-	-	-	(105)
Net loss	-	-	-	-	-	818
Acquisition of treasury shares	-	-	-	-	-	(2)
Other changes during the fiscal year other than the shareholders' equity (net)	(3,321)	-	39	(3,281)	351	(2,929)
Total changes during the fiscal year	(3,321)	-	39	(3,281)	351	(5,072)
Balance as of March 31, 2007	4,322	(2,922)	(10)	1,389	12,965	93,183

Items with asterisks (*) are the profit disposition items approved at the Ordinary General Meeting of Shareholders held in June 2006.

Notes to Consolidated Financial Statements

1. Notes to Basis of Preparation of the Consolidated Financial Statements

(1) Scope of Consolidation

Number and Names of the Consolidated Subsidiary Companies

Number of the consolidated subsidiary companies: 24 companies

Names of the consolidated subsidiary companies

TIS System Service Inc.
TIS Total Service Co., Ltd.
TIS Leasing Co., Ltd.
Toyo Network Services Corporation
IT Research Inc.
TIS Solution Business Co., Ltd.
Qualica Inc.
Systems Engineering Laboratory Co., Ltd.
LANSA Japan Ltd.
Agrex Inc.
Open Techno Co., Ltd.
Fines Co., Ltd.
Systems Trust Co., Ltd.
UFITCo., Ltd.
System Support Co., Ltd.
CSA Co., Ltd.
CST Co., Ltd.
AJS Inc. (formerly Asahikasei Joho System Co., Ltd.)
AJS Software Co., Ltd. (formerly *Ei Jay Es* Software Co., Ltd.)
TIS R&D Center, Inc.
TISI (USA), Inc.
TISI (Shanghai), Inc.
TIS North America, Inc.
TKSOFT SINGPORE PTE. Ltd.

Because of acquisition of the shares of Open Techno Co., Ltd. and Fines Co., Ltd. from third parties, the two companies have been included in the scope of consolidation since this consolidated fiscal year. Because TIS Consulting Co., Ltd. has merged with our company, it has been excluded from the scope of consolidation.

(2) Application of Equity Method

Number of Affiliated Companies Applicable to the Equity Method and Names of Major

Companies

Number of affiliate companies applicable to the equity method:

11 companies

Names of Major Companies

ENCODEX Japan Ltd.

M&T System Operations Co., Ltd.

E Lab Co., Ltd.

Hontsuna Co., Ltd.

CRONOVA Co., Ltd.

Medical Toukei Co., Ltd.

ALMEC Co., Ltd.

UPSHE Co., Ltd.

BeBest International Co., Ltd.

Hong Tu Financial Software (Shanghai) Co., Ltd.

DGT Information Systems Ltd.

By investing capital to BeBest International Co., Ltd. upon its establishment, the equity method has been applied to BeBest International Co., Ltd. since this consolidated fiscal year.

(3) Standards for Accounting Procedures

(a) Valuation Standards and Methods of Assets

(i) Valuation Standards and Methods of Securities

Securities held until maturity: Amortized cost method

(straight-line method)

Other securities

Securities with market value: Market value method based on the quoted market price as of the fiscal year end

(Differences in valuation are included directly in net assets, and costs of securities sold are calculated by the moving-average method.)

Securities without market value: Primarily stated at cost basis determined by the moving-average method.

(ii) Valuation Standards and Methods of Derivatives

Market value method

(iii) Inventories

Merchandise: Primarily stated at cost basis determined by

first-in-first-out method

Work in progress: Stated at cost determined by specific identification method

(b) Depreciation Method for Fixed Assets

(i) Tangible Fixed Assets

Buildings, structures and automotive equipment: Primarily by the straight-line method

Machinery, equipment and fixtures: Primarily by the declining-balance method

Leased assets: Straight-line method based on the assumption that the lease period is the durable years

(ii) Intangible Fixed Assets

Straight-line method

However, the software for sale is amortized based on the greater amount of: the multiplication of the balance of the software and the ratio of the estimated sales to the total sales for the fiscal year; or the straight-line method over the expected effective period of 3 years. And, the software for internal use is amortized by the straight-line method based on its estimated useful life which ranges principally from 3 to 5 years.

(c) Accounting Standards for Allowances and Reserves

(i) Allowance for Doubtful Accounts

To provide for losses from uncollectible accounts, the estimated amount of uncollectible accounts is accounted for based on a rated determined by taking into account a solvency assessment on a case-by-case basis with regard to potentially unrecoverable loans and the historical loan loss ratio with regard to other loans.

(ii) Reserve for Bonuses

The reserve for bonuses to the directors and to employees of certain consolidated subsidiary companies is provided for the expected amount of bonuses required to be paid during the current fiscal year.

(iii) Reserve for Order Loss

In respect of development projects concerning software service agreements, in which losses are expected to incur as of the end of the current fiscal year, and such losses may reasonably be projected, losses expected to incur after the following fiscal year are provided.

(iv) Reserve for Retirement Benefits (Prepaid Pension Expenses)

The reserve for the employees' retirement benefits is provided for the payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the plan assets. Mathematical differences are treated as expenses in the following fiscal year based on the straight-line method over a certain period (10 years) within the average remaining service years of the employee determined upon the occurrence. The past service liability are included upon its incurrence.

In calculating the retirement benefit obligation of certain consolidated subsidiary companies, the simplified method is adopted.

(v) Reserve for Directors' and Corporate Auditors' Retirement Benefits

The reserves for directors' and corporate auditors' retirement benefits is provided based on the internal rules and calculated at the amount that would be payable at the end of the fiscal year.

(d) Other Significant Items that are Fundamental to Preparation of the Consolidated Financial Statements

(i) Conversion Standards of Assets and Liabilities in Foreign Currencies into Japanese Currency

Assets and liabilities in foreign currencies are converted into Japanese Yen based on the spot exchange rate as of the end of the consolidated fiscal year. The exchange differences are treated as profit or loss. Conversion at the subsidiary companies, etc. abroad into Japanese Yen are carried out based on the spot exchange rate as of the end of the consolidated fiscal year. The exchange differences are included in the exchange conversion adjustment account of the "Net Asset" section.

(ii) Treatment of Lease Transactions

Finance lease transactions other than those recognized to transfer the ownership of the leased property to the lessees are accounted or based on the accounting method in relation to ordinary lease transactions.

(iii) Treatment of Hedge Accounting

Method of Hedge Accounting

The interest swap transactions of certain consolidated companies satisfy the special accounting requirements; therefore, the special accounting is applied.

Method and Subject of Hedge

Hedge Method: Interest swap

Subject of Hedge: Loans

Hedging Policy

It is our policy to commit to the derivative trading only when there are assets or liabilities that may be subject to hedging presently or in the future. We do not commit to the derivative trading for the purpose of speculation or gaining profit from short-term trading.

Valuation of Effectiveness of Hedges

As for the interest swap, it satisfies all requirements for special accounting. The valuation of its effectiveness is substituted with its satisfaction of the requirements.

(iv) Accounting Treatment of Consumption and Other Taxes

Consumption and local consumption taxes are excluded.

(4) Valuation of Assets and Liabilities of the Consolidated Subsidiary Companies

The market value valuation method is used to comprehensively evaluate the assets and liabilities of the consolidated subsidiary companies

(5) Amortization of Goodwill

The equal amortization of 5 years is used for goodwill.

(6) Significant Changes in the Basis of Preparation of the Consolidated Financial Statements

(a) Accounting Standards on Presentation of Net Assets Section on the Balance Sheet

Since the current fiscal year, "Accounting Standards on Presentation of Net Asset Section on Balance Sheet" (Corporate Accounting Standards No. 5, December 9, 2005) and "Application Guideline for Accounting Standards, etc. of Net Assets Section on Balance Sheet" (Corporate Accounting Standards Application Guideline No. 8, December 9, 2005) have been adopted.

The amount, equivalent to the total amount of the conventional asset section on the balance sheet is ¥ 80,218 million.

(b) Accounting Standards on Directors' Bonuses

Since the current fiscal year, "Accounting Standards on Directors' Bonuses" (Corporate Accounting Standard No. 4, November 29, 2005) has been adopted.

As a result, the operating loss has increased by ¥ 34 million. The ordinary income and the net income before taxes have decreased by ¥ 34 million.

(c) Accounting Standards Concerning Business Combinations

Since the current fiscal year, "Accounting Standards Concerning Business Combinations" ("Opinion in relation to the Establishment of Accounting Standards concerning Business Combinations" (Corporate Accounting Council, October 31, 2003)) and "Application Guideline for Accounting Standards of Business Combinations and Accounting Standards of Business Separations, etc." (Corporate Accounting Standards Application Guideline No. 10, December 27, 2005) have been adopted.

(d) Amortization of Goodwill

The amortization of consolidated account adjustment in the "Asset" section and the amortization of consolidated account adjustment in the "Liabilities" section are used to be indicated to set off each other. However, they are now included in the total amount of the "Selling, general and administrative expenses" and in the non-operating income starting this fiscal year pursuant to the amendment of the rules for terms of consolidated finance statements.

As a result, the operating loss has increased by ¥ 775 million. There is no impact on the ordinary income and the net income before taxes.

2. Notes to the Consolidated Balance Sheet

(1) Assets Offered as Collateral and Debts Involving the Collateral

(a) Assets Offered as Collateral

Buildings and structures:	¥ 29 million
Land:	¥ 7 million

(b) Debts that relates to the Collateral

Short-term loans:	¥ 30 million

(2) Accumulated Depreciation of Tangible Fixed Assets

¥ 45,001 million

(3) Accumulated Advanced Depreciation Due to Government Subsidies, etc. Deducted from

the Acquisition Price of the Tangible Fixed Assets

Buildings and structures: ¥ 76 million

(4) Guarantee Liabilities

We guarantee the debs provided by Agrex Inc. and Qualica to their employees.

¥ 2 million

(5) Revaluation of Land

Pursuant to "Act on Revaluation of Land" (Act No.34 enacted on March 31, 1998), the commercial lands were revaluated, and the amount, equivalent to the taxes imposed on the net gain (or loss) on the revaluation, is accounted for in the liabilities section as the "deferred tax liabilities due to revaluation," and the amount upon deduction of such deferred tax liabilities is accounted for in the net assets section as the "net gain (or loss) on revaluation of land."

Revaluation Method

Land value is calculated upon making reasonable adjustments to the amount calculated based on the method provided and publicly disclosed by the Commissioner of the National Tax Agency in order to calculate land value which can be a basis of calculation of land value tax to be imposed, as set forth in Article 16 of the Landholding Act (Act No.69 of 1991) , provided in Article 2 (iv) of the Act for Enforcement of the Act on Revaluation of Land (Act No.119 enacted on March 31, 1998).

Date of revaluation: March 31, 2002

Difference between the market value of the revaluated land as of the end of fiscal year and the book value after the revaluation:

¥ 78 million

(6) Goodwill and Negative Goodwill

The difference from setting off the goodwill and the negative goodwill is indicated as the negative goodwill in the fixed liabilities. The amounts of the goodwill and the negative goodwill before the set-off are as follows.

Goodwill:	¥ 705 million
Negative Goodwill:	¥ 2,048 million
Difference:	¥ 1,342 million

(7) Treatment of Matured Notes as of the End of Fiscal Year

Matured notes as of the end of fiscal year are redeemed as of the date of bank clearing.

Since the end of the current fiscal year was a holiday for financial institutions, matured notes as of the end of the following fiscal year are included in the balance.

Notes receivable: ¥ 55 million

3. Notes to the Consolidated Statement of Changes in Shareholders' Equity

(1) Class and Number of Outstanding Shares as of the End of the Current Consolidated Fiscal Year

Common stock: 45,326,412 shares

(2) Information on Dividends

(a) Amount of Dividend to be Paid

Resolution	Class of Shares	Total Amount of Dividend (Unit: Million Yen)	Amount of Dividend Per Share (Unit: Yen)	Reference Date	Effective Date
June 23, 2006 Ordinary General Meeting of Shareholders	Common stock	770	17	March 31, 2006	June 26, 2006
November 8, 2006 Board of Directors' Meeting	Common stock	453	10	September 30, 2006	December 8, 2006
Total		1,223			

(b) The Dividend whose Record Date is within This Consolidated Fiscal Year and whose Effective Date is in the Following Consolidated Fiscal year

The following proposal regarding dividends of common stock was submitted at the Ordinary General Meeting of Shareholders held on June 22, 2007.

(i) Total amount of dividend: ¥ 770 million
(ii) Amount of dividend per share: ¥ 17
(iii) Record date: March 31, 2007
(iv) Effective date: June 25, 2007
(v) Source of Dividend: Earned surplus

(3) Class and Number of Shares Subject to Stock Acquisition Rights as of the End of This Consolidated Fiscal Year

Common stock: 373,200 shares

4. Notes to Per-Share Information

Net assets per share: ¥ 1,770.18

Net loss per share: ¥ 18.05

NON-CONSOLIDATED BALANCE SHEET

(As of March 31, 2007)

(Millions of yen)

ASSETS	
Category	Amount
Current Assets:	**49,676**
Cash and deposits	9,792
Notes receivable	223
Accounts receivable	30,211
Merchandise	781
Work in progress	2,230
Prepaid expenses	1,034
Deferred tax assets	5,221
Short-term loans receivable	70
Other current assets	185
Allowance for doubtful accounts	- 73
Fixed Assets:	**81,400**
Tangible Fixed Assets	**26,435**
Buildings	17,738
Structures	137
Machinery and equipment	1,447
Fixtures	631
Land	6,480
Intangible Fixed Assets	**1,858**
Telephone subscription rights	46
Rights to use communication line	65
Software	1,579
Software in progress	155
Other intangible fixed assets	11
Investments and Other Assets	**53,105**
Investments in securities	19,584
Stocks of affiliated companies	24,681
Guarantee deposits	4,589
Prepaid pension expenses	1,255
Long-term loans to affiliated companies	2,000
Other investments and other assets	1,120

LIABILITIES	
Category	Amount
Current Liabilities:	**35,826**
Accounts payable	12,964
Convertible bonds to be redeemed within one year	9,999
Long-term borrowings to be redeemed within one year	500
Accrued amount payable	835
Accrued expenses	4,254
Income taxes payable	854
Consumption taxes payable	892
Advances received	318
Reserve for order losses	4,768
Other current liabilities	439
Fixed Liabilities:	**17,157**
Bonds payable	7,500
Long-term loans payable	6,000
Deferred tax liabilities due to revaluation	1,064
Deferred tax liabilities	2,127
Reserve for directors' and auditors' retirement allowance	432
Other fixed liabilities	33
Total Liabilities	**52,984**
NET ASSETS	
Category	Amount
Shareholders' Equity:	**77,564**
Capital	23,088
Capital surplus	22,415
Capital reserve	22,415
Earned surplus	32,096
Earned surplus reserve	641
Other earned surplus	31,455

Allowance for doubtful accounts	- 125	Other reserves	28,050
		Earned surplus carried	3,405
		Treasury shares	-(35)
		Valuation and Conversion Adjustments	**527**
		Other net unrealized gain (or loss) on valuation of securities	3,449
		Net gain (or loss) on revaluation of land	(2,922)
		Total Net Assets	**78,092**
Total Assets	**131,076**	**Total Liabilities and Net Assets**	**131,076**

NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

Category	Amount	
Sales		109,594
Cost of Sales		103,438
Gross Profit		**6,156**
Selling, general and administrative expenses		10,176
Operating Loss		**4,020**
Non-operating income		
Interest and dividend income	846	
Other non-operating income	49	895
Non-operating expenses		
Interest expenses	55	
Bond interest expenses	59	
Provision for allowance for doubtful accounts	130	
Other non-operating expenses	27	273
Ordinary Loss		**3,398**
Extraordinary Income		
Gain on sale of investments in securities	592	
Gain on liquidation of investments due to absorption of a subsidiary	1,480	
Reversal of allowance for doubtful accounts	45	
Other extraordinary income	2	2,120
Extraordinary Loss		
Loss on disposal of fixed assets	1,262	
Valuation loss on investments in securities	22	
Valuation loss on stocks of affiliated companies	280	
Valuation loss on membership	39	
Liquidation loss on affiliated companies	36	1,640
Net Loss Before Income Taxes		**2,917**
Income taxes: current	1,617	
Income taxes: deferred	(3,265)	(1,648)
Net Loss		**1,269**

NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	Shareholders' Equity									
	Capital	Capital surplus		Earned surplus					Treasury shares	Total Shareholders' Equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus			Total earned surplus		
					Reserve for programs	Other reserves	Earned surplus carried			
Balance as of March 31, 2006	23,084	22,412	22,412	641	22	25,050	8,961	34,674	(32)	80,138
Changes during the fiscal year										
Issuance of stock	3	3	3	-	-	-	-	-	-	6
Dividend from surplus*	-	-	-	-	-	-	(770)	(770)	-	(770)
Interim dividend	-	-	-	-	-	-	(453)	(453)	-	(453)
Bonuses to directors*	-	-	-	-	-	-	(85)	(85)	-	(85)
Reversal of reserve for programs, etc.*	-	-	-	-	(22)	-	22	-	-	-
Accumulation of other reserves*	-	-	-	-	-	3,000	(3,000)	-	-	-
Net loss	-	-	-	-	-	-	1,269	1,269	-	1,269
Acquisition of treasury shares	-	-	-	-	-	-	-	-	(2)	(2)
Other changes during the fiscal year other than the shareholders' equity (net)	-	-	-	-	-	-	-	-	-	-
Total changes during the fiscal year	3	3	3	-	(22)	3,000	(5,555)	(2,578)	(2)	(2,574)
Balance as of March 31, 2007	23,088	22,415	22,415	641	-	28,050	3,405	32,096	(35)	77,564

	Valuation and Conversion Adjustments			Total Net Assets
	Net gain (or loss) on valuation of securities	Net gain (or loss) on revaluation of land	Total valuation and translation adjustments	
Balance as of March 31, 2006	6,423	(2,922)	3,500	83,639
Changes during the fiscal year				
Issuance of stock	-	-	-	6
Dividend from surplus*	-	-	-	(770)
Interim dividend	-	-	-	(453)
Bonuses to directors*	-	-	-	(85)
Reversal of reserve for programs, etc.*	-	-	-	-
Accumulation of other reserves*	-	-	-	-
Net loss	-	-	-	1,269
Acquisition of treasury shares	-	-	-	(2)
Other changes during the fiscal year other than the shareholders' equity (net)	(2,973)	-	(2,973)	(2,973)
Total changes during the fiscal year	(2,973)	-	(2,973)	(5,547)
Balance as of March 31, 2007	3,449	(2,922)	527	78,092

Items with asterisks (*) are the profit disposition items approved at the Ordinary General Meeting of Shareholders held in June 2006.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Notes on Significant Accounting Policies

(1) Valuation Standards and Methods of Assets

(a) Valuation Standards and Methods for Securities

Shares of subsidiary and affiliate companies are stated at cost determined by the moving-average method

Other securities

Securities with Market Value: Market value method based on the quoted market price as of the fiscal year end

(Differences in valuation are included directly in net assets, and costs of securities sold are calculated by the moving average method.)

Securities without Market Value: Stated at cost determined by the moving-average method.

(b) Valuation Standards and Methods of Derivatives

Market value method

(c) Evaluation Standards and Methods of Inventories

Merchandise: Stated at cost determined by first-in-first-out method

Work in progress: Stated at cost determined by specific identification method

(2) Depreciation Method for Fixed Assets

(a) Fixed Assets

Buildings, structures and automotive equipment: Straight-line method

Machinery, equipment and fixtures: Declining-balance method

(b) Software

Software for sale: Amortized based on the greater amount of: the multiplication of the balance of the software and the ratio of the estimated sales to the total sales for the fiscal year; or the straight-line method over the expected effective period of 3 years.

Software for internal use: Amortized by the straight-line method based on the internally designated, usable period of 3 to 5 years.

(3) Accounting Standards for Allowances and Reserves

(a) Allowance for Doubtful Accounts

In preparation for losses from uncollectible accounts, the estimated amount of uncollectible accounts is stated by taking into account a solvency assessment on a case-by-case basis with regard to potentially unrecoverable loans and the historical loan loss ratio with regard to other loans.

(b) Allowance for Retirement Benefit (Prepaid Pension Expenses)

To provide for the employees' retirement benefit, allowance for retirement benefit is recorded as the amount required as of the end of the fiscal year, based on the projected retirement benefit obligation and the estimated plan asset amount. Unrecognized net actuarial differences are amortized under the straight line method over a certain period (10 years) within the average remaining service period of the employee from the next fiscal year of incurrence.

(c) Reserve for Directors' and Auditors' Retirement Allowance

To provide retirement benefits to the directors and auditors, the amount, required to be paid at the end of the fiscal year under the internal rules, is recorded.

(d) Reserve for Order Loss

For development projects under software service agreements, which are expected to incur future losses at the end of this fiscal year, and of which losses may reasonably be projected, the projected losses to be incurred after the following fiscal year are recorded.

(e) Reserve for Directors' Bonuses

To provide bonuses to the directors, the expected amount of bonuses for this fiscal year is recorded.

(4) Other Significant Items that are Fundamental to Preparation of the Financial Statements

(a) Treatment of Lease Transaction

Finance lease transactions that do not involve transfer of ownership to lessees, are treated according to the accounting method involving ordinary leases.

(b) Accounting Treatment of Consumption and Other Taxes

The accounting of consumption and local consumption taxes is treated according to the tax excluded method.

(5) Changes in Important Accounting Policies

(a) Accounting Standards Regarding Indication of Net Assets on the Balance Sheet

Starting this fiscal year, "Accounting Standards Regarding Indication of Net Assets on Balance Sheet" (Corporate Accounting Standards No. 5, December 9, 2005) and "Application Guideline for the Accounting Standards Regarding Indication of Net Assets on Balance Sheet" (Corporate Accounting Standards Application Guideline No. 8, December 9, 2005) are adopted.

The total amount the traditional "Assets" section of the balance sheet is JPY 78,092 million in accordance with the former accounting standards.

(b) Accounting Standards Regarding Directors' Bonuses

Starting this fiscal year, "Accounting Standards Regarding Directors' Bonuses" (Corporate Accounting Standard No. 4, November 29, 2005) is adopted.

(c) Accounting Standards Involving Business Combinations

Starting this fiscal year, "Accounting Standards Involving Business Combinations" ("Opinion Regarding Setting Accounting Standards Involving Business Combinations" (Corporate Accounting Council, October 31, 2003)) and "Application Guideline Regarding Accounting Standards of Business Combinations and Accounting Standards of Business Separations, etc." (Corporate Accounting Standards Application Guideline No. 10, December 27, 2005) are adopted.

2. Notes on the Balance Sheet

(1) Accumulated depreciation of tangible fixed assets: JPY 20,672 million

(2) Accumulated advanced depreciation due to government subsidies, etc. that is deducted from tangible fixed asset acquisition amount:

Buildings	JPY 76 million

(3) The monetary claims and liabilities to the affiliate companies:

Short-term monetary claims	JPY 542 million
Short-term monetary liabilities	JPY 2,317 million

Long-term monetary liabilities JPY 32 million

(4) Revaluation of Land

Pursuant to "Act on Revaluation of Land" (Act No.34 promulgated on March 31, 1998), the commercial lands were revaluated, and the amount, equivalent to the tax amount imposed on the difference from the revaluation, is recorded in the "Liabilities" section as the "deferred tax liabilities due to revaluation." The amount after deducting the above deferred tax liabilities is recorded in the "Net Assets" section as the "Net gain (or loss) on revaluation of land."

Method of Revaluation

The value of land was computed with the method established and announced by the Commissioner of the National Tax Agency after reasonable adjustments are made. The method is used to assess the value of land to determine taxable amount for the landholding tax provided in Article 16 of the Landholding Act (Act No.69 of 1991) which is established within the Article 2 (iv) of the Act for Enforcement of the Act on Revaluation of Land (Act No.119 promulgated on March 31, 1998).

Date of revaluation: March 31, 2002.

Difference between the market value of the revaluated land at the end of fiscal year and the book value of the land after the revaluation:

JPY 78,000,000

(5) Treatment of Notes that Matured at the End of Fiscal Year

The accounting of the notes that matured at the end of fiscal year is cleared as of the date of bank clearing. Since the end of this fiscal year fell on the holiday of financial institutions, the balance as of the end of this fiscal year includes the following notes that matured at the end of fiscal year.

Notes receivable: JPY 38,000,000

3. Notes on the Profit and Loss Statement

Volume of trading with the affiliate companies:

Sales from Operating Businesses		
Amount of sales	JPY	1,878,000,000
Purchase amount and subcontract amount	JPY	15,289,000,000
Trading volume from Non-Operating Businesses	JPY	26,000,000

4. Note on the Statement of Changes in Shareholder' Equity

Total number and class of the treasury shares at the end of this fiscal year:

Ordinary shares	10,071 shares.

5. Note on Deferred Tax Accounting

Primary reasons for incurrence of the deferred tax assets and deferred tax liabilities:

Deferred Tax Assets	
Denied as reserve for bonuses	JPY 1,162,000,000
Denied as reserve for order losses	JPY 1,940,000,000
Net loss on valuation of inventory assets	JPY 1,918,000,000
Net loss on valuation of securities	JPY 834,000,000
Excess depreciation	JPY 476,000,000
Other deferred tax assets	JPY 536,000,000
Subtotal deferred tax assets	JPY 6,870,000,000
Valuation allowance	- JPY 752,000,000
Total deferred tax assets	JPY 6,117,000,000
Deferred Tax Liabilities	
Prepaid pension expenses	JPY 657,000,000
Other differences on revaluation of securities	JPY 2,366,000,000
Total deferred tax liabilities	JPY 3,024,000,000
Amount of net deferred tax assets	JPY 3,093,000,000

6. Note on Fixed Assets Used under the Lease

In addition to the fixed assets recorded in the balance sheet, certain electronic computers and ancillary equipment are used under the lease agreements.

7. Note on Transactions with Affiliate Companies

(Unit: million yen)

Association	Name of Company	Ownership Ratio Including Voting Rights (Owning or Owned)	Relationship with the Affiliate Company	Details of the Transaction	Amount of the Transaction	Category	Balance at the End of Fiscal Year

Subsidiary	TIS Leasing Co., Ltd.	Owning Directly 98.6% Indirectly 1.4%	Sales or rental of equipment; Financial assistance by loans; Concurrent office held by directors	Loaned funds*	220	Long-term loans	2,000
				Collected funds	120		
				Receipts of interest*	170		

Conditions for transactions and decision-making policies for transactional conditions

* The market interest has been taken into consideration for the loaned funds to TIS Leasing Co., Ltd. No collateral has been received.

8. Notes on Per Share Information

Net asset per share: JPY 1,723.27.

Net loss for this term: JPY 28.02.

[NOTE]

All of the figures in these attached documents are indicated by dropping any number less than the indicated unit. However, the percentages are rounded up or down to the nearest.

CERTIFIED COPY OF AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS BY ACCOUNTING AUDITOR

AUDIT REPORT OF INDEPENDENT AUDITOR

May 9, 2007

To:

The Board of Directors of TIS Inc.

From:

Misuzu Audit Corporation

Designated Partner, Engagement Partner

Certified Public Accountant Hiroyuki Kumasaka (seal)

Designated Partner, Engagement Partner

Certified Public Accountant Masato Saito (seal)

Pursuant to Article 444 (4) of the Companies Act, we have audited the consolidated financial statements of TIS Inc. (the "Company"), namely, the consolidated balance sheet, the consolidated profit and loss statement, the consolidated statement of changes in shareholders' equity, the notes to the consolidated financial statements for the consolidated fiscal year from April 1, 2006 to March 31, 2007. The management of the Company is responsible for producing such consolidated financial statements. Our responsibility is to express our opinion on the financial statements from an independent position.

We conducted our audit in accordance with the auditing standards generally accepted as fair and valid in Japan. Those auditing standards require that we obtain reasonable assurance that these consolidated financial statements and are free of material misstatement. The audit is conducted on a test basis, and includes examination of representations in the consolidated financial statements as a whole, including evaluation of the accounting principles adopted by the management and the method thereof, and the evaluation of the estimates by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.

In our opinion, the consolidated financial statements referred to above fairly represent, in all material respects, the status of assets and earnings of the corporate group comprised of TIS Inc. and its consolidated subsidiaries for the period for which the consolidated financial statements were prepared, in conformity with the accounting standards generally accepted as fair and valid in Japan.

Note:
As provided for in "Notes to Basis of Preparation of the Consolidated Financial Statements", the Company has changed its presentation method for amortization of goodwill and negative goodwill.

There is no interest between the Company and our firm or the managing members that is required to be disclosed under the Certified Public Accountants Law.

- End -

CERTIFIED COPY OF AUDIT REPORT OF ACCOUNTING AUDITOR

AUDIT REPORT OF INDEPENDENT AUDITOR

May 9, 2007

To:

The Board of Directors of TIS Inc.

From:

Misuzu Audit Corporation

Designated member and managing member

Certified Public Accountant Hiroyuki Kumasaka (Seal)

Designated member and managing member

Certified Public Accountant Masato Saito (Seal)

Pursuant to Article 436 (2)(i) of the Companies Act, we have audited the non-consolidated financial statements of TIS Inc. (the "Company") namely, the non-consolidated balance sheet, the non-consolidated profit and loss statement, the non-consolidated statements of changes in shareholders' equity, the notes to non-consolidated financial statements and the accompanying detailed statements for the 36th fiscal year from April 1, 2006, to March 31, 2007. The management of the Company is responsible for producing such non-consolidated financial statements and accompanying detailed statements. Our responsibility is to express our opinion on the financial statements and the accompanying detailed statements from an independent position.

We conducted our audit in accordance with the auditing standards generally accepted as fair and valid in Japan. Those auditing standards require that we obtain reasonable assurance that these non-consolidated financial statements and the accompanying detailed statements are free of material misstatement. The audit is conducted on a test basis, and includes examination of representations in the non-consolidated financial statements and the accompanying detailed statements as a whole, including evaluation of the accounting principles adopted by the management and the method thereof, and the evaluation of the estimates by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.

In our opinion, the non-consolidated financial statements and the accompanying detailed statements referred to above fairly represent, in all material respects, the status of assets and earnings for the period, for which the financial statements and the accompanying detailed statements were prepared, in conformity with the accounting standards generally accepted as fair and valid in Japan.

Note:

As provided in the changes to the important accounting policies, the Company has adopted the accounting standards involving business combinations from this fiscal year.

There is no interest between the Company and our firm or the managing members required to be disclosed under the Certified Public Accountants Law.

- End -

CERTIFIED COPY OF AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS

AUDIT REPORT

Regarding the execution of the directors' duties in the 36th fiscal year starting on April 1, 2006 and ending on March 31, 2007, the Board of Corporate Auditors, upon deliberating the audit report created by each corporate auditor, hereby produces this audit report and reports as follows.

1. Method and results of audit of the Corporate Auditors and the Board of Corporate Auditors

The Board of Corporate Auditors have established audit policies and assignment of duties, etc., received reports from each corporate auditor regarding the status and results of audits, and received reports from the directors and the temporary accounting auditor regarding the status of their execution of duties, and requested explanations as necessary.

Pursuant to the audit standards of corporate auditors established by the Board of Corporate Auditors and in accordance with the audit policies and assignment of duties, etc, each corporate auditor has communicated with the directors, Internal Audit Division, and other employees; endeavored to collect information and develop environments for auditing; attended the Board of Directors' Meetings and other important meetings; received reports on the status of execution of their duties from the directors and other employees; sought explanation as necessary; inspected important decisive documents; and investigated the status of operation and assets of the principal offices and primary locations. In addition, each corporate auditor observed and examined the details of the resolutions of the Board of Directors regarding the development of systems to assure the directors' compliance with the laws and the Articles of Incorporation in executing their duties and other systems necessary to assure fair operation of the company provided under Article 100 (1) and (3) of the Enforcement Rules of the Companies Act as well as the status of the systems (internal control system) that are developed pursuant to such resolutions. As for the subsidiary companies, each corporate auditor has communicated and exchanged information with the directors and corporate auditors of the subsidiary companies and received reports on the business operation of the subsidiary companies as necessary. In accordance with the aforementioned methods, the Board of Corporate Auditors examined the business report and its supplementary schedules for this fiscal year.

Moreover, the Board of Corporate Auditors observed and examined to assure that the temporary accounting auditor maintained independency and conducted a fair audit; received reports on the status of execution of the temporary accounting auditor's duties; and sought explanation as necessary. It also received a notice from the temporary accounting auditor confirming its compliance with the "System to Assure Fair Execution of the Duties" (Each item in Article 159 of the Company Accounting Rules) and "Quality Management Standards of Audit" (Corporate Accounting Council, October 28, 2005) and sought explanation as necessary. In accordance with the aforementioned methods, the Board of Corporate Auditors examined the financial statements (balance sheet, profit and loss statement, statement of changes in shareholders' equity, and individual notes) and their supplementary schedules and the consolidated financial statements (consolidated balance sheet, consolidated profit and loss statement, consolidated statement of changes in shareholders' equity, and consolidated notes).

2. Results of Audit
   (1) Audit Results of the Business Reports, etc.
      (a) The Board of Corporate Auditors found that the business report and its supplementary schedules are in compliance with the laws and regulations and the Articles of Incorporation and fairly represents the status of the company.
      (b) The Board of Corporate Auditors found no misconduct or material violation of the laws and regulations or the Articles of Incorporation by the directors in execution of their duties.
      (c) The Board of Corporate Auditors found that the resolutions of the Board of Directors concerning the internal control system are reasonable. Regarding the operation of the internal control system, the Board of Corporate Auditors determined that reinforcement of the risk management was necessary, thus it asked the Board of Directors to address the matter.
   (2) Audit Results of the Financial Statements and Annexed Detailed Statements
   The Board of Corporate Auditors found that the audit methods and results of the temporary accounting auditor, Misuzu Audit Corporation, are reasonable.
   (3) Audit Results of the Consolidated Financial Statements
   The Board of Corporate Auditors found that the audit methods and results of the temporary accounting auditor, Misuzu Audit Corporation, are reasonable.

May 16, 2007

Board of Corporate Auditors of TIS Inc.

Full-Time Corporate Auditor	Kentaro Fukumoto	(seal)
Outside Corporate Auditor	Nobuyuki Yonezawa	(seal)
Outside Corporate Auditor	Jun Ito	(seal)
Corporate Auditor	Osamu Takemura	(seal)

[NOTE]

Chuo Aoyama Audit Corporation, which used to be the accounting auditor of TIS Inc., lost its license as an audit corporation on July 1, 2006 after the Financial Services Agency issued a suspension order. Under Article 346 (4) and (6) of the Companies Act, Chuo Aoyama Audit Corporation (changed its name to Misuzu Audit Corporation on September 1, 2006) was reappointed as the temporary accounting auditor as of September 1, 2006 pursuant to the resolution of the Board of Corporate Auditors' Meeting held on August 24, 2006.

- End -

EXHIBIT 7

(Translation)

January 31, 2008

To Our Shareholders:

TIS Inc.
11-30, Enoki-cho, Suita, Osaka
(Tokyo head office: 1-14-5, Kaigan, Minato-ku, Tokyo)
Susumu Okamoto, President

Partial Correction to the "Reference Materials for the General Meeting of Shareholders" of the Convocation Notice of Extraordinary General Meeting of Shareholders

Errors have been found in one section of the "Convocation Notice of Extraordinary General Meeting of Shareholders" of our company which was sent to you today on January 31, 2008. We would like to express our sincere apologies and make the following corrections.

Proposal No. 1 Incorporation of a Wholly-Owning Parent Company by way of Stock Transfer (page 20)
The Career Summary of Mr. Shingo Oda, who is to assume office as Director of the Wholly-Owning Parent Company through stock transfer

Correct		Wrong	
January 1997	Director of Hewlett-Packard Japan, Ltd.	January 1997	Director of Hewlett-Packard Japan, Ltd.
	(middle section omitted)		(middle section omitted)
May 2005	President and Representative Director of Hewlett-Packard Japan, Ltd.	May 2005	President and Representative Director of Hewlett-Packard Japan, Ltd.
February 2007	President and Representative Director of Hewlett-Packard Japan, Ltd.		
December 2007	Vice President of Hewlett-Packard Japan, Ltd.	November 2007	Executive Advisor of Hewlett-Packard Japan, Ltd.
December 2007	Resigned from Hewlett-Packard Japan, Ltd.	December 2007	Resigned from Hewlett-Packard Japan, Ltd.

Note: The underlined sections are the areas to be corrected.

- End -

EXHIBIT 8

(Translation)

January 31, 2008

To Our Shareholders:

INTEC Holdings, Ltd.
Tetsuo Nakao, Chairman & President, CEO
5-5 Ushijima-shinmachi, Toyama-shi

Partial Correction of Notice of Convocation of the Extraordinary General Meeting of Shareholders

Errors have been found in one section of the "Notice of Convocation of the Extraordinary General Meeting of Shareholders" which was sent to you on January 31, 2008. We would like to express our sincere apologies and make the following corrections.

Reference Materials for General Meeting of Shareholders - Proposal No. 1 Incorporation of a Wholly-Owning Parent Company by way of Stock Transfer – in the section "7. Name, date of birth, career summary, etc. concerning individuals who are to assume office as Directors of IT Holdings Corporation", the career summary of Mr. Shingo Oda (page 11)

(The underlining indicates the areas to be corrected.)

Correct	Wrong
January 1997 Director of Hewlett-Packard Japan, Ltd. (middle section omitted) May 2005 President and Representative Director of Hewlett-Packard Japan, Ltd. <u>February 2007</u> <u>President and Representative Director of Hewlett-Packard Japan, Ltd.</u> <u>December</u> 2007 <u>Vice President</u> of Hewlett-Packard Japan, Ltd. December 2007 Resigned from Hewlett-Packard Japan, Ltd.	January 1997 Director of Hewlett-Packard Japan, Ltd. (middle section omitted) May 2005 President and Representative Director of Hewlett-Packard Japan, Ltd. (added) <u>November</u> 2007 <u>Executive Advisor</u> of Hewlett-Packard Japan, Ltd. December 2007 Resigned from Hewlett-Packard Japan, Ltd.

- End -

EXHIBIT 9

[Translation]

January 31, 2008

To whom it may concern:

Company Name: TIS Inc.
Representative: Susumu Okamoto, President
Code No.: 9751 First Section of Tokyo Stock Exchange and Osaka Securities Exchange
Contact: Iwao Sakuma, General Manager, Public Relations Office (Phone: 03-5402-2007)

Company Name: INTEC Holdings Ltd.
Representative: Tetsuo Nakao, Chairman & President, CEO
Code No.: 3819 First Section of Tokyo Stock Exchange
Contact: Kiyoshi Imai, General Manager, General Affairs Dept. (Phone: 076-444-8000)

Preparation of the Stock Transfer Plan and the Execution of the Definitive Agreement (Supplement)

Further to "Preparation of the Stock Transfer Plan and Execution of the Definitive Agreement" announced on January 28, 2008, regarding the outline of accounting treatment of the company to be newly established through stock transfer, we hereby notify as follows.

The accounting treatment of the company to be newly established by way of stock transfer is anticipated to be the pooling-of-interests method because it is found upon deliberation of the Standards on Accounting of Business Combinations ("Statement of Opinion on Establishing Accounting Standards for Business Combinations" (Business Accounting Council: October 31, 2003)) and "the Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan Implementation Guidance No. 10: December 27, 2005, latest revision on November 15, 2007) that the combination falls under the category of "combination through equity". Therefore, goodwill is not expected to be generated.

- End -

EXHIBIT 10

TIS

INTEC

Interim Report on Business Integration

(Translation)

January 31, 2008

TIS Inc. INTEC Holdings, Ltd.

TIS

INTEC

Aim of Integration: Expected Excellent Synergies

	TIS	Synergy	INTEC Holdings
Clients	☐ Has expanded a client base highlighting specific large-sized corporations. ☐ Boasts expertise needed by leading companies in the finance industry, including banking, leasing, credit card and non-bank sectors, and in the assembly- and processing-based manufacturing industries, particularly makers of chemical products.	**Cross-selling** ▼ **Sales expansion**	☐ Extensive client base of about 5,000 companies covering large to mid-sized corporations. ☐ Composition is diverse, from the finance industry, including insurers, mega banks and regional banks, to manufacturers, distributors, service providers and members of the public sector.
Operations	☐ Has provided a full range of services tailored to the needs of specific clients through the proposal-based marketing approach. ☐ Has established insights and know-how from actual configuration of systems fine-tuned to specific business sectors to earn and keep clients' trust.	**Service Integration** ▼ **Stronger client base**	☐ Has strength on repeatable solution-based approach for targeting a large number of customers. ☐ Has strong track record and brand image in commonly used services, including electronic data interchange (EDI).
Technologies	☐ Distinguished by comprehensive use of application, middleware and hardware maintenance and operating technologies made possible through access to comprehensive outsourcing channels. ☐ A trailblazer in system integration with an emphasis on standardization and component-style solutions.	**Knowledge sharing** ▼ **Enhanced value-added qualities**	☐ Deep reservoir of experience in network configuration and operation, including VAN (Value Added Network). ☐ Business incubation capacity underpinned by research and development structure of INTEC W&G and INTEC NETCORE.

TIS

INTEC

Numerical Targets and Strengths of IT Holdings Corporation

	Fiscal 2007, ending March 31, 2008 (Expected)			Fiscal 2010, ending March 31, 2011 (Expected)
(Billions of yen)	TIS	INTEC Holdings	Combined Amounts[1]	
Net sales	200	125	325	400
Operating income	8	10	18	40
Operating profit margin	4.0%	8.0%	5.5%	10.0%
Return on equity[2]	4.1%	13.0%	7.4%	15.0%

Notes:
(1) Expected combined amounts for fiscal 2007 are simple totals of respective consolidated forecasts given in the fiscal 2007 interim reports of each company.
(2) Fiscal 2007 ROE calculations are based on respective net assets, as of September 30, 2007, and anticipated fiscal 2007 net income.
(3) The pooling-of-interests method will be used in the business integration, and goodwill is not expected to be generated.

Medium- to long-term targets: Early achievement of ¥500 billion in net sales, ¥50 billion in operating income, and ROE of 20%.

Features of IT Holdings Corporation:

- Dominant coverage of the **finance industry**
- **Comprehensive capabilities** giving clients one-stop access to services, from consulting through to system development and operation and maintenance
- Independent system integrator with **highly agile decision-making capability**

Integration Schedule: Seeking to Create Early-Stage Business Synergies


Dec. 2007
Feb. 2008
Apr. 2008
Mar. 2009
Mar. 2010
Mar. 2011
Basic agreement
Approval at extraordinary shareholders' meeting
Establish new company
For fiscal 2010, ending Mar. 2011
Net sales: ¥400 billion
Operating income: ¥40 billion
Accelerate pace toward net sales of ¥500 billion and operating income of ¥50 billion
Formulate and implement joint account plan
Launch new services and establish defacto standard technologies with stronger groupwide R&D capabilities and an enhanced business development structure.
Inaugurate Management Integration Committee
Integrate information systems
Determine basic strategy for personnel system
Combine technology and marketing divisions
Promote sharing of back office operations
Streamline/amalgamate peripheral and redundant activities
Promote medium-term management plan
Redefine the new group structure

TIS INTEC

Merits of Integration: Higher Net Sales Underpinned by Cross-Selling

TIS

- ☐ Client base highlights specific major companies.
- ☐ Revenue from top 10 clients: ¥97.3 billion (46%)

Minimal client overlap

INTEC Holdings

- ☐ Extensive client base of about 5,000 companies covering large to mid-sized corporations.
- ☐ Revenue from top 10 clients: ¥34.6 billion (30%)



Net sales per client
Clients

TIS' strength is in proposal-based marketing approach as well as a full range of services tailored to the needs of specific clients.



Net sales per client
Clients

INTEC Holdings' strength is in repeatable solution-based approach for targeting a large number of customers.

Deepen client base and encourage lateral development through joint account plan

Using TIS' high-value-added outsourcing services and proposal-style marketing

Using INTEC Holdings' network- and platform-based services, and solutions, such as F³ (F-Cube).



Net sales per client
Net sales will expand as synergies deliver results.
Clients

TIS

INTEC

Merits of Integration: Higher Net Sales Underpinned by Cross-Selling

Pursuit of Synergies through Cross-Selling



Manufacturing
Distribution
Business Solutions
TIS
Synergy Area
INTEC Holdings
INTEC Holdings
TIS
Synergy Area
INTEC Holdings
INTEC Holdings
Net Sales

Vehicles to Speed Pursuit

- To date, INTEC Holdings has emphasized solutions, such as EDI, MCFrame and F^3, in a specific forte field among its client base of some 5,000 companies.
  ➡ The potential for enhanced profitability is huge if INTEC Holdings can successfully capitalize on TIS' integrated solution development capability.
- Similarly, TIS can raise the value-added quality of its services by extending the network-related technology and know-how of INTEC Holdings to its own clients.
- The chemical industry will be fully served through TIS' SAP expertise for major corporations and INTEC Holdings' MCFrame expertise for second-tier and mid-sized companies. Efforts will be made to expand interest in general solutions and supply chain management solutions using EDI.
- The distribution industry will benefit from services combining INTEC Holdings' network services and TIS' settlement and client relationship management solutions. The goal is to create the defacto standard in the industry.

TIS INTEC

Merits of Integration: Stronger Client Base through Fusion of Services

Provision of total solutions for the finance industry that is moving towards larger business scale and comprehensive operations



TIS' areas of expertise
Leasing
Banking
Securities
Credit card
Responses covering entire finance industry
Non-banking (other than consumer finance)
Insurance
Consumer finance
INTEC Holdings' areas of expertise

Anticipated Short-term Benefits

- Will be able to acquire application know-how pursuant to wider range of systems used in executing financial services.
- Will be able to offer total solutions to financial institutions, including those under the Mitsubishi UFJ Financial Group umbrella, that provide universal financial services.
- Will be able to secure more orders for large projects from insurers and credit card companies.

Anticipated Medium- to Long-term Benefits

- Will jointly refine proprietary products, like CreditCube and F^3 with the potential to become defacto industry standards by sharing business know-how and then market these products through cross-selling access to an expanded client base.
- Will be able to expand net sales by utilizing Hokuriku Software Factory to reinforce the service delivery capability, and can expect added value within the group and an improvement in profitability.

Merits of Integration: Synergy in Outsourcing Services

Direction in Outsourcing


Net Sales
TIS' strength is in services to operate the systems used in executing business activities
SaaS
BPO
System operation services
Data Center
Network
INTEC Holdings' strength is in platform-based services
Profit Ratio

Concrete Synergy Area

- Promote TIS' high-value-added system operation and maintenance services to INTEC Holdings' clients.
  - ➡ INTEC Holdings will quickly achieve higher profits on outsourcing business.
- Promote INTEC Holdings' network and platform technologies to TIS' clients.
  - ➡ The goal is to promote these technologies laterally within the industry to establish them as defacto standards.
- Enhance efficiency by consolidating networks.
- Raise efficiency on investment in next-generation data centers and R&D.
- Develop high-value-added business models, using shared technologies and know-how.
  - ➡ The focus will be on network-based services, business process outsourcing (BPO) and Software as a Service (SaaS).

⇩

Accelerated Sales/Profit Growth

TIS

INTEC

Merits of Integration ~ Cost Reductions

Cost Reduction Targets

- Streamline and amalgamate redundant and peripheral operations, such as the leasing business.
- Promote shared services to cut administrative and personnel costs on a groupwide basis.
- Undertake centralized purchasing.
- Make efficient use of internal funds.

Anticipated Early-Stage Results

1. Results of integration of redundant and peripheral businesses, such as leasing and group service companies
   - ➡ Annual selling, general and administrative expenses at targeted companies is currently ¥1.5 billion but savings of **about ¥800 million** through cost reduction due to consolidation is planned.
2. Results of integration of back office operations at principal companies, namely TIS and INTEC Holdings, and enhanced services
   - ➡ Through elimination of overlapping operations, a cost reduction of **about ¥500 million** is anticipated.
3. Results of centralized purchasing and greater capital efficiency
   - ➡ Cost reduction of **about ¥200 million** is anticipated.

The total of all of the above cost reduction efforts is about ¥1.5 billion.

TIS

INTEC

Assumed Areas of Synergy and New Corporate Value

	Area of Synergy	Expected Value from Synergy Effects
To expand net sales	Increase Business Opportunities with Next Gen. Data Centers Expand and Create New Services and Solutions Enhance the Service Delivery Power by Improving Resource Mobilizing Capability Increase Sales by Cross-selling	**Further Sales Growth Opportunities** **Impact on sales for fiscal 2010, ending March 31, 2011: Up ¥20 billion** **Impact on sales for fiscal 2008, ending March 31, 2009: Up ¥5 billion**
	Increase Additional Value by Strengthened Consulting Capability and Ability to Demonstrate High-Quality Proposals	**Impact on operating income: Up ¥1.5 billion + α, thanks to higher sales.**
To improve profitability	Enhance Profitability by Improving the Productivity of Software Development Control Investment by Sharing Data Centers Improve Efficiency by Integrating Duplication/ Peripheral Business Increase C/F by Reducing Administrative Expenses and Improved Efficiency of the Capital Operation	**Impact on operating income: Up ¥1.5 billion + α, thanks to cost reductions.**

Synergies are expected to underpin increases of ¥20 billion in net sales and ¥3 billion in operating income in fiscal 2010, ending March 31, 2011.

TIS INTEC

Post-Integration Business Structure and Measures to Speed Structural Fusion

Business Structure



General Meeting of Shareholders
IT Holdings Corporation
Board of Directors
Board of Auditors
Representative Director - Chairman
Representative Director - President
Board of Operating Officers of the Group
Each Business Corporation

- Facilitate the agile decision-making process with a small number of directors involved.
- Separate management and execution of operations.
- Introduce outside director structure to enhance management transparency.

Measures to Speed Structural Fusion

Subcommittee	Role, Primary Tasks
Secretariat of the Management Integration Committee	☐ Management and adjustment of integration procedures ☐ Management and adjustment of progress of each sectional committee
Management Planning	☐ Selection of management policies and strategies ☐ Formulation of the business plan ☐ Formulation of the management plan for the fiscal year 2008
Internal Control	☐ Establishment of an internal control system
General Affairs / Legal Affairs	☐ Establishment of general and legal affairs systems ☐ Establishment of a compliance system
PR / IR	☐ Establishment of PR and IR systems
Finance / Accounting	☐ Establishment of financial and accounting systems ☐ Unification of accounting standards
HR / Labor Relation	☐ Establishment of HR and labor relation systems ☐ Preparation involving employee interaction and recruitment
Information System	☐ Formulation of system integration policies of the new group
Business Strategies	☐ Verification on the specifics of synergies of business developments ☐ Formulation of business strategies
R&D / Production Technologies	☐ Formulation of R&D and production technology policies of the new group

Integration Schedule: Seeking Creation and Optimization of Group Value


Dec. 2007
Feb. 2008
Apr. 2008
Mar. 2009
Mar. 2010
Mar. 2011
Basic agreement
Approval at extraordinary shareholders' meeting
Establish new company
For fiscal 2010, ending March 31, 2011
Net sales: ¥400 billion
Operating income: ¥40 billion
Accelerate pace toward net sales of ¥500 billion and operating income of ¥50 billion
Formulate and implement joint account plan
Launch new services and establish defacto standard technologies with stronger groupwide R&D capabilities and an enhanced business development structure.
Inaugurate Management Integration Committee
Integrate information systems
Determine basic strategy for personnel system
Combine technology and marketing divisions
Promote sharing of back office operations
Streamline/amalgamate peripheral and redundant activities
Promote medium-term management plan
Redefine the new group structure

The creation of a new group structure will require a multiangled perspective, highlighting client sector and related services as well as geographical area, to optimize the capabilities of IT Holdings and maximize the value of the entire group.

TIS

INTEC

Redefine the new group structure

Business System Response: Settlement-related Joint Projects

TIS	INTEC Holdings
CreditCube	F^3 (F-Cube) EDI

Settlement-related Joint Projects

- Attract the interest of new clients, especially distributors, regional banks, credit card companies and consumer-financing companies.

Business System Response: Outsourcing Joint Projects

TIS	INTEC Holdings
Business system operating know-how BPO	Networks

Outsourcing Joint Projects

- Provide full-line outsourcing services, including BPO.
- Allow INTEC Holdings access to TIS' high-value-added business models, such as the one for services to operate systems used in executing business activities, to enhance profitability.
- Improve productivity in the outsourcing business and pursue higher levels of investment efficiency to boost profits.

Cautionary Statement

The content described in these materials is based on information available to management regarding TIS, INTEC Holdings and the joint holding company as of the date of this presentation and reflect reasonable decisions made by TIS and INTEC Holdings. Please be advised that various factors may cause future results to be substantially different from expectations.

In principle, any information regarding businesses other than the two companies and the joint holding company described herein has been used in the form it was accessed through public disclosure, without verification as to its accuracy or completeness and without guarantee thereof.

END